UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from   to

Commission File Number: 0-24006

NEKTAR THERAPEUTICS

(Exact name of registrant as specified in its charter)

Delaware	94-3134940
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

455 Mission Bay Boulevard South

San Francisco, California 94158

(Address of principal executive offices and zip code)

415-482-5300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value	NKTR	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. :

Large Accelerated Filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The approximate aggregate market value of voting stock held by non-affiliates of the registrant, based upon the last sale price of the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2023, as reported on The NASDAQ Capital Market, was approximately $109 million.

As of February 27, 2024, the number of outstanding shares of the registrant's common stock was 183,617,817.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed for its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III hereof. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

NEKTAR THERAPEUTICS
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

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Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of this annual report on Form 10-K, including any projections of market size, earnings, revenue, milestone payments, royalties, sales or other financial items, any statements of the plans and objectives of management for future operations (including, but not limited to, preclinical development, clinical trials and manufacturing), any statements related to our financial condition and future working capital needs, any statements related to our prior strategic reorganization and cost restructuring plans, any statements regarding potential future financing alternatives, any statements concerning proposed drug candidates and our future research and development plans, any statements regarding the timing for the start or end of clinical trials or submission of regulatory approval filings, any statements regarding future economic conditions or performance, any statements regarding the initiation, formation, or success of our collaboration arrangements, commercialization activities and product sales levels and future payments that may come due to us under these arrangements, any statements regarding our plans and objectives to initiate or continue clinical trials, any statements related to potential, anticipated, or ongoing litigation and any statements of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "believe," "may," "will," "expects," "plans," "anticipates," "estimates," "potential" or "continue," or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, such expectations or any of the forward-looking statements may prove to be incorrect and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in Part I, Item 1A "Risk Factors" below and for the reasons described elsewhere in this annual report on Form 10-K. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof and we do not intend to update any forward-looking statements except as required by law or applicable regulations. Except where the context otherwise requires, in this annual report on Form 10-K, the "Company," "Nektar," "we," "us," and "our" refer to Nektar Therapeutics, a Delaware corporation, and, where appropriate, its subsidiaries.

Trademarks

The Nektar brand and product names, including but not limited to Nektar®, contained in this document are trademarks and registered trademarks of Nektar Therapeutics in the United States (U.S.) and certain other countries. This document also contains references to trademarks and service marks of other companies that are the property of their respective owners.

Summary of Risks

We are providing the following cautionary discussion of risk factors, uncertainties and assumptions that we believe are relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results and our forward-looking statements. We note these factors for investors as permitted by Section 21E of the Exchange Act and Section 27A of the Securities Act. Investors in Nektar Therapeutics should carefully consider the risks described below before making an investment decision. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this section to be a complete discussion of all potential risks or uncertainties that may substantially impact our business. Moreover, we operate in a competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations.

Risks to our business are more fully described below in Item IA in this Form 10-K, which risks include, among others:

- **Risks Related to our Research and Development Efforts:**

    o   clinical drug development is a lengthy and uncertain process and we may not be able to generate and develop successful drug candidates for commercial use;

    o   we are highly dependent on the success of rezpegaldesleukin (previously referred to as NKTR-358) and NKTR-255 and our business will be significantly harmed if either rezpegaldesleukin or NKTR-255 do not continue to advance in clinical studies;

    o   the outcomes from competitive immunotherapy clinical trials, and the discovery and development of new potential immunotherapy could have a material and adverse impact on the value of our pipeline;

    o   significant competition for our polymer conjugate chemistry technology platforms and our products and drug candidates could make our technologies, drug products or drug candidates obsolete or uncompetitive;

    o   preliminary and interim data from our clinical studies are subject to audit and verification procedures that could result in material changes in the final data and may change as more patient data become available;

- o   clinical trials for any of our drug candidates could be delayed for a variety of reasons, including delays associated with activating clinical sites and lower than anticipated patient enrollment rates, which are often outside of our control; and

- o   we depend on third parties to conduct laboratory experiments, preclinical studies and clinical trials for our biologic candidates and any failure of those parties to fulfill their obligations according to our instructions and protocol standards could harm our research and development plans and adversely affect our business.

- **Risks Related to our Financial Condition and Capital Requirements:**

  - o   there is no guarantee that our prior strategic reorganization plan and cost restructuring plans will achieve their intended benefits and we may need to undertake additional cost-saving measures;

  - o   we have substantial future capital requirements and there is a risk we may not have access to sufficient capital to meet our current business plan;

  - o   a significant source of our revenue and capital for research and development has been derived from our collaboration agreements, and if we are unable to establish and maintain collaboration partnerships with attractive commercial terms, including significant development milestones and research and development cost-sharing, our business, results of operations and financial condition could suffer; and

  - o   we expect to continue to incur substantial net losses from operations and may not achieve or sustain profitability in the future.

- **Risks Related to Supply and Manufacturing:**

  - o   if we or our contract manufacturers are not able to manufacture drugs or drug substances in sufficient quantities that meet applicable quality standards, our business, financial condition and results of operations could be harmed; and

  - o   we purchase some of the starting material for drugs and drug candidates from a single source or a limited number of suppliers, and the partial or complete loss of one of these suppliers could cause delays, loss of revenue and contract liability.

- **Risks Related to Intellectual Property, Litigation and Regulatory Concerns:**

  - o   we or our partners may not obtain regulatory approval for our drug candidates on a timely basis, or at all;

  - o   patents may not issue from our patent applications for our drug candidates, patents that have issued may not be enforceable, or additional intellectual property licenses from third parties may be required, which may not be available to us on commercially reasonable terms; and

  - o   from time to time, we are involved in legal proceedings and may incur substantial litigation costs and liabilities that could adversely affect our business, financial condition and results of operations.

- **Risks Related to our Collaboration Partners:**

  - o   we are highly dependent on advancing rezpegaldesleukin in clinical trials, and while we believe we currently have the materials that are necessary for us to continue clinical development of rezpegaldesleukin, our ability to perform important development activities will be significantly harmed if Eli Lilly and Company fails to continue to cooperate with us in the transfer of all materials associated with the rezpegaldesleukin program; and

  - o   we may rely on academic and private non-academic institutions to conduct investigator-sponsored clinical studies or trials of our product candidates and any failure by the investigator-sponsor to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to enter into collaboration agreements, obtain regulatory approval and commercialize for our product candidates.

In addition to the above-mentioned risks, our business is subject to a number of additional risks faced by businesses generally.

PART I

Item 1. Business

Nektar Therapeutics is a clinical stage, research-based drug discovery biopharmaceutical company focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. We apply our deep understanding of immunology and unparalleled expertise in polymer chemistry to create innovative drug candidates and use our drug development expertise to advance these molecules through preclinical and clinical development. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g. rezpegaldesleukin and NKTR-0165, respectively) and cancer (e.g. NKTR-255). We continue to make significant investments in building and advancing our pipeline of drug candidates as we believe that this is the best strategy to build long-term shareholder value.

Our Drug Candidates and Pipeline

By modulating the immune system, our drug candidates target pathways that play critical roles in a wide range of serious diseases. In autoimmune diseases, our focus is on addressing imbalances in the immune system to restore the body's self-tolerance mechanisms and to achieve immune homeostasis. In oncology, we are focused on activating the immune system's natural tumor-fighting mechanisms.

Autoimmune diseases

We recognize that many autoimmune diseases are caused by an imbalance in the body's immune system. A failure of the body's self-tolerance mechanisms enables the formation of pathogenic T cells that cause the immune system to mistakenly attack and damage healthy cells in a person's body. Current systemic treatments for autoimmune diseases, including corticosteroids and anti-TNF agents, suppress the immune system broadly and come with severe side effects. Pharmaceutical agents designed to rebalance the immune system by increasing the function of regulatory T cells (Treg cells), powerful inhibitory immune cells, could be used to treat patients suffering from autoimmune disorders and inflammatory diseases.

Rezpegaldesleukin

Our drug candidate rezpegaldesleukin is a potential first-in-class resolution therapeutic that may address this underlying immune system imbalance in people with autoimmune disorders and inflammatory diseases. It is designed to target the interleukin-2 (IL-2) receptor complex in the body in order to stimulate proliferation of Treg cells. By activating these cells, rezpegaldesleukin may act to bring the immune system back into balance. Rezpegaldesleukin is being developed as a once or twice monthly self-administered injection for a number of autoimmune disorders and inflammatory diseases.

On October 13, 2023, we announced final efficacy data from a Phase 1b study of rezpegaldesleukin in adult patients with atopic dermatitis (Phase 1b AD Study) at the European Academy of Dermatology and Venereolgy conference. The final efficacy data from the Phase 1b AD study showed that patients with moderate-to-sever atopic dermatitis that were treated with rezpegaldesluekin had dose-dependent improvements in the eczema area and severity index (EASI), validated investigated global assessment (vIGA), body surface area (BSA), and itch numeric rating scale (NRS) over twelve weeks of treatment compared to placebo, which were sustained post-treatment over an additional thirty-six weeks. Rezpegaldesleukin was well tolerated with no patients in the rezpegaldesleukin groups experiencing severe, serious, or fatal adverse events, and no anti-rezpegaldesleukin antibodies were detected.

In late October 2023, we initiated a Phase 2b clinical study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting the initiation of a new Phase 2b clinical study in patients with alopecia areata by the end of March 2024. We plan to explore other auto-immune indications for the development of rezpegaldesleukin.

We developed rezpegaldesleukin and own full rights to this drug candidate. Although we previously entered into a license agreement with Eli Lilly and Company in 2017 (the Lilly Agreement) to develop and commercialize rezpegaldesleukin, on April 23, 2023, we received from Lilly a notice of at-will termination of the Lilly Agreement, and on April 27, 2023, we announced that we would be regaining full rights to rezpegaldesleukin.

NKTR-0165

We believe that our preclinical tumor necrosis factor (TNF) receptor type II (TNFR2) agonist asset is a potentially unique bivalent antibody that selectively stimulates TNFR2 receptor activity, without modulation of the TNFR1 signaling. TNFR2 signaling drives immunoregulatory function and can provide a direct protective effect for tissue cells. TNFR-2 is highly expressed on Tregs, neuronal cells and endothelial cells and has been shown to potentiate the suppressive effects and overall functional properties of Tregs. Our focus is on TNFR2 antibody candidates that show selective Treg cell binding and signaling profiles that may be potentially developed for treatment of autoimmune diseases, such as ulcerative colitis, multiple sclerosis and vitiligo. We are carrying out Investigational New Drug (IND) enabling studies for this program in 2024, after having exercised an option to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to a research collaboration and license option agreement we entered into with Biolojic Design, Ltd. in 2021.

Oncology

NKTR-255

In oncology, we focus on developing medicines based on targeting biological pathways that stimulate and sustain the body's immune response in order to fight cancer. NKTR-255 is an investigational biologic that is designed to target the interleukin-15 (IL-15) pathway in order to activate the body's innate and adaptive immunity. Activation of the IL-15 pathway enhances the survival and function of natural killer (NK) cells and induces survival of both effector and CD8+ memory T cells. Recombinant human IL-15 is rapidly cleared from the body and must be administered frequently and in high doses limiting its utility due to toxicity. Through optimal engagement of the IL-15 receptor complex, NKTR-255 is designed to enhance functional NK cell populations and the formation of long-term immunological memory, which may lead to sustained and durable anti-tumor immune response.

We are continuing select developmental studies of NKTR-255 in combination with cell therapies and checkpoint inhibitors while we evaluate additional strategic partnership pathways for the program. We initiated a Nektar-sponsored Phase 2/3 study to evaluate NKTR-255 following Yescarta® or Breyanzi® CD19 CAR-T cell therapy in patients with large B-cell lymphoma, and the Fred Hutchinson Cancer Center is evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma in an investigator sponsored study. We are continuing our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study. We expect to receive topline data from the study in the second half of 2024. We entered into a new clinical study collaboration with AbelZeta Pharma, Inc. (AbelZeta) (formerly known as CBMG Holdings) to study NKTR-255 in combination with its C-TIL051, a tumor-infiltrating lymphocyte (TIL) therapy, in advanced non-small cell lung cancer (NSCLC) patients that are relapsed or refractory to anti-PD-1 therapy. Under the collaboration, we will contribute NKTR-255 and AbelZeta will add NKTR-255 to its ongoing AbelZeta-sponsored Phase 1 clinical trial. We also have an ongoing investigator sponsored study evaluating NKTR-255 in combination with IMFINZI (darvulumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation.

Other Research and Development Program and Advanced Polymer Conjugate Technology Platform

We believe it is important to maintain a diverse pipeline of new drug candidates to build on the value of our business. Our discovery research organization is continuing to identify new drug candidates by applying our technology platform to a wide range of molecule classes, including small molecules and proteins, peptides and antibodies. We aim to advance our most promising research drug candidates into preclinical development with the objective of advancing these early-stage research programs to human clinical studies over the next several years.

We continue to progress our preclinical PEG-Colony Stimulating Factor (PEG-CSF1) program. PEG-CSF1 is a polyethylene glycol modified version of the CSF1 protein that is intended to optimize the receptor interaction and to selectively modulate resolution processes of inflammation. We believe this program has applications in a number of therapeutic indications including acute and chronic inflammation as well as fibrosis. We also maintain our preclinical oncology asset, NKTR-288, which is an investigational PEG conjugate of the protein interferon gamma that is designed utilizing a site-specific conjugation approach to modify binding of interferon gamma with one of its substrates and to optimize the pharmacodynamic duration of interferon gamma signaling. We believe this program has therapeutic applications in oncology as well as in other infectious diseases.

Our advanced and proven polymer conjugate technology platform is focused on conjugating polyethylene glycol to a pharmaceutically active agent, a process often referred to as "PEGylation." PEGylation has been a highly effective technology platform for the development of therapeutics with significant commercial success, such as Amgen's Neulasta (pegfilgrastim) and UCB's CIMZIA (certolizumab pegol). In addition to inventing new PEGylated drug candidates, our expertise extends to developing robust manufacturing processes for generating the PEGylation reagents that allow us to utilize the full potential of this important technology.

Our advanced polymer conjugate technology platforms have the potential to offer one or more of the following benefits:

- improve efficacy or safety of a drug as a result of better pharmacokinetics, pharmacodynamics, longer half-life and sustained exposure of the drug;

- improve targeting or binding affinity of a drug to its target receptors with the potential to improve efficacy and reduce toxicity or drug resistance;

- improve solubility of a drug;

- enable oral administration of parenterally-administered drugs, or drugs that must be administered intravenously or subcutaneously, and increase oral bioavailability of small molecules;

- prevent drugs from crossing the blood-brain barrier, or reduce their rate of passage into the brain, thereby limiting undesirable central nervous system effects;

- reduce first-pass metabolism effects of certain drug classes with the potential to improve efficacy, which could reduce the need for other medicines and reduce toxicity;

- reduce the rates of drug absorption and of elimination or metabolism by improving stability of the drug in the body and providing it with more time to act on its target;

- differentially alter binding affinity of a drug for multiple receptors, improving its selectivity for one receptor over another; and

- reduce immune response to certain macromolecules with the potential to prolong their effectiveness with repeated doses.

We believe that our substantial investment in research and development has the potential to create significant value if one or more of our current drug candidates demonstrates positive clinical results, receives regulatory approval in one or more major markets and achieves commercial success.

Our Collaboration Partner Programs

We decide on a drug-candidate-by-drug-candidate basis, how far to advance clinical development (e.g., Phase 1, 2 or 3) and whether to commercialize products on our own, or seek a partner, or pursue a combination of these approaches. When we determine to seek a partner, our strategy is to selectively access a partner's development, regulatory, or commercial capabilities with the structure of the collaboration depending on factors such as economic risk sharing, the cost and complexity of development, marketing and commercialization needs, therapeutic areas, potential for combination of drug programs, and geographic capabilities.

Our collaboration partners have advanced drug candidates we invented into commercial drug products. In addition, through our collaborations and licensing partnerships with a number of well-known biotechnology and pharmaceutical companies, more than ten products using our PEGylation technology have received regulatory approval in the U.S. or Europe. The following table outlines our collaborations and licensing partnerships. These collaborations generally contain one or more elements including a license to our intellectual property rights and manufacturing and supply agreements under which we may receive manufacturing revenue, milestone payments, and/or royalties on commercial sales of drug products.

Drug	Primary or Target Indications	Drug Marketer/Partner	Status(1)
ADYNOVATE® and ADYNOVI® (brand name for ADYNOVATE® in Europe)	Hemophilia A	Takeda Pharmaceutical Company Limited	Approved 2015*
MOVANTIK® (naloxegol tablets) and MOVENTIG® (brand name for MOVANTIK® in Europe)	Opioid-induced constipation in adult patients with chronic non-cancer pain (US); Opioid-induced constipation in adult patients who have and inadequate response to laxatives (EU).	AstraZeneca AB	Approved 2014*

Drug	Primary or Target Indications	Drug Marketer/Partner	Status(1)
CIMZIA® (certolizumab pegol)	Crohn's disease, Rheumatoid arthritis, and Psoriasis/ Ankylosing Spondylitis	UCB Pharma	Approved 2008**
MIRCERA® (C.E.R.A.) (Continuous Erythropoietin Receptor Activator)	Anemia associated with chronic kidney disease in patients on dialysis and patients not on dialysis	F. Hoffmann-La Roche Ltd	Approved 2007**
Macugen® (pegaptanib sodium injection)	Age-related macular degeneration	Bausch Health Companies Inc. (formerly, Valeant Pharmaceuticals International, Inc.)	Approved 2004
Somavert® (pegvisomant)	Acromegaly	Pfizer Inc.	Approved 2003
Dapirolizumab Pegol	Systemic Lupus Erythematosus	UCB Pharma (Biogen)	Phase 3

(1) Status definitions are:

Approved — regulatory approval to market and sell product obtained in one or more of the U.S., EU or other countries. Year indicates first regulatory approval.

Phase 3 — drug candidate in large-scale clinical trials conducted to obtain regulatory approval to market and sell the drug (these trials are typically initiated following encouraging Phase 2 trial results).

* In December 2020, pursuant to a purchase and sale agreement (the "2020 Purchase and Sale Agreement") we sold our rights to receive royalties on future worldwide new sales of ADYNOVATE®/ADYNOVI® and MOVANTIK®/MOVANTIG® (as well as REBINYN® and specified licensed products under a Right to Sublicense Agreement, dated October 27, 2017) from and after October 1, 2020 until the purchaser of these rights has received payments equal to $210.0 million (the "2025 Threshold"), if the 2025 Threshold is achieved on or prior to December 31, 2025, or $240.0 million, if the 2025 Threshold is not achieved on or prior to December 31, 2025 (or, if earlier, the date on which the last royalty payment under the relevant license agreements is made). All rights to receive royalties will return to Nektar once the 2020 Purchase and Sale Agreement expires.

** In February 2012, we sold our rights to receive royalties on future worldwide net sales of CIMZIA® and MIRCERA® effective as of January 1, 2012.

Government Regulation

Product Development and Approval Process

The research and development, clinical testing, manufacture and marketing of our drug candidates and products using our technologies are subject to regulation by the FDA and by comparable regulatory agencies in other countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing (in vitro, in animals, and in human clinical trials), manufacture, labeling, storage, recordkeeping, approval, marketing, advertising and promotion of our products.

The approval process required by the FDA before a product using any of our technologies may be marketed in the U.S. depends on whether the chemical composition of the product has previously been approved for use in other dosage forms. If the product is a new chemical entity that has not been previously approved, the process includes the following:

- extensive preclinical laboratory and animal testing;

- submission of an Investigational New Drug (IND) prior to commencing clinical trials;

- adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for the intended indication;

- extensive pharmaceutical development for the characterization of the chemistry, manufacturing process and controls for the active ingredient and drug product; and

- submission to the FDA of a New Drug Application (NDA) for approval of a drug or a Biological License Application (BLA) for approval of a biological product.

If the active chemical ingredient has been previously approved by the FDA, the approval process is similar, except that certain preclinical tests, including those relating to systemic toxicity normally required for the IND and NDA or BLA, and clinical trials, may not be necessary if the company has a right of reference to existing preclinical or clinical data under Section 505(j) of the Federal Food, Drug, and Cosmetic Act (FDCA) or is eligible for approval under Section 505(b)(2) of the FDCA or the biosimilars provisions of the Public Health Services Act.

Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and efficacy of the product and its chosen formulation. Preclinical safety tests must be conducted by laboratories that comply with FDA good laboratory practices (GLP) regulations. The results of the preclinical tests for drugs, biological products and combination products subject to the primary jurisdiction of the FDA's Center for Drug Evaluation and Research (CDER) or Center for Biologics Evaluation and Research (CBER) are submitted to the FDA as part of the IND and are reviewed by the FDA before clinical trials can begin. Clinical trials may begin 30 days after receipt of the IND by the FDA, unless the FDA raises objections or requires clarification within that period. Clinical trials involve the administration of the drug to healthy volunteers or patients under the supervision of a qualified, identified medical investigator according to a protocol submitted in the IND for FDA review. Drug products to be used in clinical trials must be manufactured according to current good manufacturing practices (cGMP). Clinical trials are conducted in accordance with protocols that detail the objectives of the study and the parameters to be used to monitor participant safety and product efficacy as well as other criteria to be evaluated in the study. Each protocol is submitted to the FDA in the IND.

Apart from the IND process described above, each clinical study must be reviewed by an independent Institutional Review Board (IRB), and the IRB must be kept current with respect to the status of the clinical study. The IRB considers, among other things, ethical factors, the potential risks to subjects participating in the trial and the possible liability to the institution where the trial is conducted. The IRB also reviews and approves the informed consent form to be signed by the trial participants and any significant changes in the clinical trial.

Clinical trials are typically conducted in three sequential phases. Phase 1 involves the initial introduction of the drug into healthy human subjects (in most cases) and the product generally is tested for tolerability, pharmacokinetics, absorption, metabolism and excretion. Phase 2 involves studies in a limited patient population to:

- determine the preliminary efficacy of the product for specific targeted indications;

- determine dosage and regimen of administration; and

- identify possible adverse effects and safety risks.

If Phase 2 trials demonstrate that a product appears to be effective and to have an acceptable safety profile, Phase 3 trials are typically undertaken to evaluate the further clinical efficacy and safety of the drug and formulation within an expanded patient population at geographically dispersed clinical study sites and in large enough trials to provide statistical proof of efficacy and tolerability. The FDA, the clinical trial sponsor, the investigators or the IRB may suspend clinical trials at any time if, amongst other reasons, any one of them believes that study participants are being subjected to an unacceptable health risk. In some cases, the FDA and the drug sponsor may determine that Phase 2 trials are not needed prior to entering Phase 3 trials.

Following a series of formal meetings and communications between the drug sponsor and the regulatory agencies, the results of product development, preclinical studies and clinical studies are submitted to the FDA as an NDA or BLA for approval of the marketing and commercial shipment of the drug product. The FDA may deny approval if applicable regulatory criteria are not satisfied or may require additional clinical or pharmaceutical testing or requirements. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy all of the criteria for approval. Additionally, the approved labeling may narrowly limit the conditions of use of the product, including the intended uses, or impose warnings, precautions or contraindications which could significantly limit the potential market for the product. Further, as a condition of approval, the FDA may impose post-market surveillance, or Phase 4, studies or risk evaluation and mitigation strategies. Product approvals, once obtained, may be withdrawn if compliance with regulatory standards is not maintained or if safety concerns arise after the product reaches the market. The FDA may require additional post-marketing clinical testing and pharmacovigilance programs to monitor the effect of drug products that have been commercialized and has the power to prevent or limit future marketing of the product based on the results of such programs. After approval, there are ongoing reporting obligations concerning adverse reactions associated with the product, including expedited reports for serious and unexpected adverse events.

Each manufacturing establishment producing the active pharmaceutical ingredient and finished drug product for the U.S. market must be registered with the FDA and typically is inspected by the FDA prior to NDA or BLA approval of a drug product manufactured by such establishment. Such inspections are also held periodically after commercialization. Manufacturing establishments of U.S. marketed products are subject to inspections by the FDA for compliance with cGMP and other U.S. regulatory requirements. They are also subject to U.S. federal, state, and local regulations regarding workplace safety, environmental protection and hazardous controls, among others.

In situations where our partners are responsible for clinical and regulatory approval procedures, we may still participate in this process by submitting to the FDA a drug master file developed and maintained by us which contains data concerning the manufacturing processes for polymer conjugation materials or drug product. For those products for which we have development responsibility, we prepare and submit an IND and are responsible for additional clinical and regulatory procedures for drug candidates being developed under an IND. The clinical and manufacturing, development and regulatory review and approval process generally takes a number of years and requires the expenditure of substantial resources. Our ability to manufacture and market products, whether developed by us or under collaboration agreements, ultimately depends upon the completion of satisfactory clinical trials and success in obtaining marketing approvals from the FDA and equivalent foreign health authorities.

Sales of our products outside the U.S. are subject to local regulatory requirements governing clinical trials and marketing approval for drugs. Such requirements vary widely from country to country.

In the U.S., the FDA may grant Fast Track or Breakthrough Therapy designation to a drug candidate, which allows the FDA to expedite the review of new drugs that are intended for serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Important features of Fast Track or Breakthrough Therapy designation include a potentially expedited clinical review and close, early communication between the FDA and the sponsor company to improve the efficiency of product development.

In the U.S., under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. The company that obtains the first FDA approval for a designated orphan drug for a rare disease receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. In addition, the Orphan Drug Act provides for protocol assistance, tax credits, research grants, and exclusions from user fees for sponsors of orphan products. Once a product receives orphan drug exclusivity, a second product that is considered to be the same drug for the same indication generally may be approved during the exclusivity period only if the second product is shown to be "clinically superior" to the original orphan drug in that it is more effective, safer or otherwise makes a "major contribution to patient care" or the holder of exclusive approval cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similar incentives also are available for orphan drugs in the EU.

Coverage, Reimbursement, and Pricing

Sales of any products for which we may obtain regulatory approval depend, in part, on the coverage and reimbursement status of those products. In the U.S., sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care providers, private health insurers and other organizations. Other countries and jurisdictions will also have their own unique mechanisms for approval and reimbursement.

The process for determining whether a payer will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list or formulary which might not include all of the FDA-approved products for a particular indication. Third-party payers may also refuse to include a particular branded drug on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Further, private payers often follow the coverage and payment policies established by certain government programs, such as Medicare and Medicaid, which require manufacturers to comply with certain rebate, price reporting, and other obligations. For example, the Medicaid Drug Rebate Program, which is part of the Medicaid program (a program for financially needy patients, among others), requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services under which the manufacturer agrees to report certain prices to the government and pay rebates to state Medicaid programs on outpatient drugs furnished to Medicaid patients, as a condition for receiving federal reimbursement for the manufacturer's outpatient drugs furnished to Medicaid patients. Further, in order for a pharmaceutical product to receive federal reimbursement under Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the Public Health Service's 340B drug pricing program.

Third-party payers are increasingly challenging the prices charged for medical products and services, and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the price of therapeutics have been a focus in this effort. The U.S. government and state legislatures have shown significant interest in implementing cost-containment programs, including price controls and restrictions on reimbursement, among other controls. Adoption of price controls or other cost-containment measures could limit coverage for or the amounts that federal and state governments or private payers will pay for health care products and services, which could also result in reduced demand for our drug candidates or additional pricing pressures and affect our ultimate profitability, if approved. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Regulations

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales and marketing programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts, and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute regulatory safe harbors or specific intent to violate it to have committed a violation. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute regulatory safe harbors. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. We continue to evaluate what effect, if any, the rule will have on our business;

- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money owed to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payers if they are deemed to "cause" the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

- provisions of the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes, referred to as the "HIPAA All-payer Fraud Prohibition," that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- federal transparency laws, including the federal Physician Payment Sunshine Act, which require manufacturers of certain drugs and biologics to track and disclose payments and other transfers of value they make to U.S. physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other licensed health care practitioners and teaching hospitals as well as physician ownership and investment interests in the manufacturer, and that such information is subsequently made publicly available in a searchable format on a CMS website;

- provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information, and also includes the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

- federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- additionally, state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, state transparency reporting and compliance laws; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and which may not have the same effect, thus complicating compliance efforts. These state-equivalent laws may also apply to our business practices, including, but not limited to, research, distribution, and sales or marketing arrangements. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales.

If our drug candidates become commercialized, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

In each country or jurisdiction outside of the U.S. in which we seek and receive regulatory approval to commercialize our products, we will be subject to additional laws and regulations specific to those locations. These regulations and laws will also impact, among other things, our proposed sales and marketing programs in those jurisdictions.

Legislative and Regulatory Landscape

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing, marketing, coverage and reimbursement of products regulated by the FDA or other government agencies. In addition to new legislation, FDA and healthcare fraud and abuse and coverage and reimbursement regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. For example, in 2010, the United States Congress enacted the Affordable Care Act, which, among other things, included changes to the coverage and payment for drug products under government health care programs.

Among the provisions of the Affordable Care Act of importance to potential product candidates are:

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

- expansion of eligibility criteria for Medicaid programs, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- expanded manufacturers' rebate liability under the Medicaid Drug Rebate Program;

- expanded the types of entities eligible for the 340B drug discount program;

- established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 70% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D; and

- a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. Subsequent legislation extended the 2% which remains in effect through 2031. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The Inflation Reduction Act of 2022, or IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

Furthermore, federal agencies, Congress, state legislatures, and the private sector have shown significant interest in implementing cost containment programs to limit the growth of health care costs, including price controls, restrictions on reimbursement and other fundamental changes to the healthcare delivery system. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA's accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the

Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. Any proposed or actual changes could limit coverage for or the amounts that federal and state governments will pay for health care products and services, which could also result in reduced demand for our products or additional pricing pressures and affect our ultimate profitability. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Patents and Proprietary Rights

We own more than 250 U.S. and 1,200 foreign patents and a number of pending patent applications that cover various aspects of our technologies. We have filed patent applications, and plan to file additional patent applications, covering various aspects of our advanced polymer conjugate technologies and our drug candidates. More specifically, our patents and patent applications cover polymer architecture, drug candidates, formulations, methods of making polymers and polymer conjugates, methods of administering our drug candidates, and methods of manufacturing polymers and polymer conjugates. Our patent portfolio contains patents and patent applications that encompass our advanced polymer conjugate technology platforms as well as our drug candidates. Our patent strategy is to file patent applications on innovations and improvements to cover a significant majority of the major pharmaceutical markets in the world. Generally, patents have a term of twenty years from the earliest non-provisional patent application filing priority date (assuming all maintenance fees are paid). In some instances, patent terms can be increased or decreased, depending on the laws and regulations of the country or jurisdiction that issued the patent.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that we can meaningfully protect our trade secrets. Others may independently develop substantially equivalent confidential and proprietary information or otherwise gain access to, or disclose, our trade secrets. Please refer to Item 1A. Risk Factors, including but not limited to "We rely on trade secret protection and other unpatented proprietary rights for important proprietary technologies, and any loss of such rights could harm our business, results of operations and financial condition." In certain situations in which we work with drugs covered by one or more patents, our ability to develop and commercialize our technologies may be affected by limitations in our access to these proprietary drugs. Even if we believe we are free to work with a proprietary drug, we cannot guarantee that we will not be accused of, or determined to be, infringing a third party's rights and be prohibited from working with the drug or found liable for damages. Any such restriction on access or liability for damages would have a material adverse effect on our business, results of operations and financial condition.

The patent positions of pharmaceutical and biotechnology companies, such as ours, are uncertain and involve complex legal and factual issues. There can be no assurance that patents that have issued will be held valid and enforceable in a court of law. Even for patents that are held valid and enforceable, the legal process associated with obtaining such a judgment is time consuming and costly. Additionally, issued patents can be subject to *inter partes* review, opposition, reexamination or other proceedings that can result in the revocation of the patent or maintenance of the patent but in an amended form (and potentially in a form that renders the patent without commercially relevant or broad coverage). Further, our competitors may be able to circumvent and otherwise design around our patents. Even if a patent is issued and enforceable, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire early and provide only a short period of protection, if any, following the commercialization of products encompassed by our patent. We may have to participate in post-grant proceedings before the U.S. Patent and Trademark Office, which could result in a loss of the patent and/or substantial cost to us. Please refer to Item 1A. Risk Factors, including without limitation, "If any of our pending patent applications do not issue, or are deemed invalid following issuance, we may lose valuable intellectual property protection."

U.S. and foreign patent rights and other proprietary rights exist that are owned by third parties and relate to pharmaceutical compositions and reagents, and equipment and methods for preparation, packaging and delivery of pharmaceutical compositions. We cannot predict with any certainty which, if any, of these rights will be considered relevant to our technology by authorities in the various jurisdictions where such rights exist, nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. We could incur substantial costs in defending ourselves and our partners against any such claims. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability to develop or commercialize some or all of our products in the U.S. and abroad and could result in the award of substantial damages. In the event of a claim of infringement, we or our partners may be required to obtain one or more licenses from third parties. There can be no assurance that we can obtain a license to any technology that we determine we need on reasonable terms, if at all, or that we could develop or otherwise obtain alternative technology. The failure to obtain licenses if needed may have a material adverse effect on our business, results of operations and financial condition. Please refer to Item 1A. Risk Factors, including without limitation, "We may not be able to obtain intellectual property licenses related to the development of our drug candidates on a commercially reasonable basis, if at all."

It is our policy to require our employees and consultants, outside scientific collaborators, sponsored researchers and other advisors who receive confidential information from us to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. The agreements provide that all inventions conceived by an employee shall be our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Customer Concentrations

Our revenue is derived from our collaboration agreements with partners, under which we may receive a combination of revenue elements including up-front payments for licensing agreements, clinical research reimbursement or co-funding, milestone payments based on clinical progress, regulatory progress or net sales achievements, royalties and/or product sales revenue. Our revenues are concentrated among a limited number of collaboration partners under long-term arrangements. We derive the substantial majority of our PEGylation reagent product sales from UCB and Pfizer. Following the 2020 Purchase and Sale Agreement (wherein under a capped return sale arrangement we sold our rights to receive royalties on future worldwide new sales of MOVANTIK®/MOVANTIG® and ADYNOVATE®/ADYNOVI®, as well as REBINYN® and specified licensed products), other than our product sales, substantially all of our revenues are non-cash royalty revenues.

Following the termination of our collaboration agreement with Eli Lilly and Company, we do not have a collaboration agreement for rezpegaldesleukin Therefore, we will not receive collaboration-based revenues for our lead drug candidates, rezpegaldesleukin and NKTR-255 unless we enter into new collaboration agreements for these drug candidates.

Competition

Competition in the pharmaceutical and biotechnology industry is intense and characterized by aggressive research and development and rapidly-evolving science, technology, and standards of medical care throughout the world. We frequently compete with pharmaceutical companies and other institutions with greater financial, research and development, marketing and sales, manufacturing and managerial capabilities. We face competition from these companies not just in product development but also in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies.

Science and Technology Competition

We face intense science and technology competition from a multitude of technologies seeking to enhance the efficacy, safety and ease of use of approved drugs and new drug molecule candidates. A number of the drug candidates in our pipeline have direct and indirect competition from large pharmaceutical and biopharmaceutical companies. With our advanced polymer conjugate technologies, we believe we have competitive advantages relating to factors such as efficacy, safety, ease of use and cost for certain applications and molecules. We constantly monitor scientific and medical developments in order to improve our current technologies, seek licensing opportunities where appropriate, and determine the best applications for our technology platforms.

In the fields of advanced polymer conjugate technologies, our competitors include Biogen Inc., Horizon Pharma, JenKem Technology USA, Dr. Reddy's Laboratories Ltd., SunBio Corporation, Laysan Bio, Inc., Mountain View Pharmaceuticals, Inc., Novo Nordisk A/S (formerly assets held by Neose Technologies, Inc.), NOF Corporation and Aurigene Pharmaceutical Services. Several other chemical, biotechnology and pharmaceutical companies may also be developing advanced polymer conjugate technology or technologies intended to deliver similar scientific and medical benefits. Some of these companies license intellectual property or PEGylation materials to other companies, while others apply the technology to create their own drug candidates.

Product and Program Specific Competition

Rezpegaldesleukin

There are a number of competitors in various stages of clinical development that are working on programs which are designed to correct the underlying immune system imbalance in the body due to autoimmune disease. In particular, we expect to compete with therapies that could be cytokine-based, microbiome-based, or toleragenic-based therapies (Regeneron, Leo Pharma, Eli Lilly and Company, Galderma, Symbiotix, LLC, Janssen Pharmaceuticals, AstraZeneca), regulatory T cell therapies (Sangamo Therapeutics, Inc., Quell Therapeutics, Ltd., Sonoma Biotherapeutics, Inc. GentiBio, Inc., Kyvema Therapeutics, Inc. and Tract Therapeutics, Inc.), or IL-2 based therapies (Amgen, Inc., BMS (through its acquisition of Delnia, Inc.), Novartis, Inc., ILTOO Pharma, Xencor, inc., Merck & Co (through its acquisition of Pandion Therapeutics), and Sanofi SA).

NKTR-255

There are numerous companies engaged in developing immunotherapies with different approaches to enhancing NK cell populations which are a key component of the innate immune system. The approaches include engineered biologics targeting the IL-15 pathway as well as autologous and allogenic cell therapy approaches. For NKTR-255, we believe companies that are currently researching and developing engineered IL-15 biologics and cell therapies that could compete with this drug candidate include SOTIO Biotech, Inc., Artiva Biotherapeutics, Fate Therapeutics, ImmunityBio, Inc., Nkarta, Inc., NKMax America, and Roche/Genentech (through its partnership with Xencor, Inc.).

Research and Development

Our total research and development expenditures can be disaggregated into the following significant types of expenses (in millions):

	Year Ended December 31,	
	2023	2022
Third party and direct materials costs	$ 51.9	$ 79.2
Personnel, overhead and other costs	45.5	103.9
Stock-based compensation and depreciation	16.8	35.2
Research and development expense	$ 114.2	$ 218.3

Manufacturing and Supply

We have a manufacturing facility located in Huntsville, Alabama that manufactures our proprietary PEG reagents for subsequent conjugation to active pharmaceutical ingredients (APIs). The facility can be used to produce APIs themselves, as well as form PEG conjugates of those APIs, to support the early phases of clinical development. The facility and associated equipment are designed and operated to be consistent with all applicable laws and regulations. As we do not maintain the capability to manufacture biologics nor finished drug products for our development programs, we primarily utilize contract manufacturers to manufacture biologics and finished drug product for us. We also utilize the services of contract manufacturers to manufacture APIs and finished drug products required for later phases of clinical development and eventual commercialization. Our contract manufacturers have contractual obligations to comply with all applicable laws and regulations.

We source drug starting materials for our manufacturing activities from one or more suppliers. For the drug starting materials necessary for our drug candidate development, we have agreements for the supply of such drug components with drug manufacturers or suppliers that we believe have sufficient capacity to meet our demands. However, from time to time, we source critical raw materials and services from one or a limited number of suppliers and there is a risk that if such supply or services were interrupted, it could materially harm our business. In addition, we typically order raw materials and services on a purchase order basis for early phase clinical development products and enter into long-term supply arrangements only for late-stage products nearing regulatory approval for marketing authorization.

Environment

As a manufacturer of PEG reagents for the U.S. market, we are subject to inspections by the FDA and the U.S. Environmental Protection Agency for compliance with cGMP and other U.S. regulatory requirements, including U.S. federal, state and local regulations regarding environmental protection and hazardous and controlled substance controls, among others. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We have incurred, and may continue to incur, significant expenditures to ensure we are in compliance with these laws and regulations. To our knowledge, we comply with all material governmental regulations applicable to our business. We would be subject to significant penalties for failure to comply with these laws and regulations.

Human Capital

As of December 31, 2023, we had 137 employees, of which 97 employees were engaged in research and development, manufacturing, and quality activities. Substantially all of our employees are located in the U.S. We have a number of employees who hold advanced degrees, such as a Ph.D. None of our employees are covered by a collective bargaining agreement, and we have experienced no work stoppages. We are committed to attracting, developing, advancing and retaining a diverse and talented workforce. As part of our measures to attract and retain personnel, we offer a total rewards package to our full-time employees consisting of base salary, cash bonuses based on individual and company performance, equity compensation and comprehensive benefits, including health insurance, life insurance, retirement plans, and paid holiday and vacation time. We support our employee's further development by providing professional development opportunities. We believe that we maintain good relations with our employees.

To complement our own expert professional staff, we utilize specialists in clinical development, regulatory affairs, pharmacovigilance, process engineering, manufacturing and quality assurance. These individuals include scientific advisors as well as independent consultants.

Available Information

Our website address is *http://www.nektar.com*. The information in, or that can be accessed through, our website is not part of this annual report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports are available, free of charge, on or through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities Exchange Commission (SEC). The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of our executive officers as of March 5, 2024:

Name	Age	Position
Howard W. Robin	71	Director, President and Chief Executive Officer
Sandra Gardiner	58	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
Mark A. Wilson, J.D.	52	Senior Vice President and Chief Legal Officer
Jonathan Zalevsky, Ph.D.	49	Chief Research and Development Officer

Howard W. Robin has served as our President and Chief Executive Officer since January 2007 and has served as a member of our board of directors since February 2007. Mr. Robin served as Chief Executive Officer, President and a director of Sirna Therapeutics, Inc., a biotechnology company, from July 2001 to November 2006 and from January 2001 to June 2001, served as their Chief Operating Officer, President and as a director. From 1991 to 2001, Mr. Robin was Corporate Vice President and General Manager at Berlex Laboratories, Inc. (Berlex), a pharmaceutical products company that is a subsidiary of Schering, AG, and from 1987 to 1991 he served as Vice President of Finance and Business Development and Chief Financial Officer of Berlex. From 1984 to 1987, Mr. Robin was Director of Business Planning and Development at Berlex. He was a Senior Associate with Arthur Andersen & Co. prior to joining Berlex. Mr. Robin serves as a director of the Biotechnology Industry Organization, the world's largest biotechnology industry trade organization, and also serves as a director of BayBio, a non-profit trade association serving the Northern California life sciences community. He received his B.S. in Accounting and Finance from Fairleigh Dickinson University in 1974.

Sandra Gardiner has served as our Interim Chief Financial Officer since April 2023. Ms. Gardiner is a partner at FLG Partners, a leading CFO services firm in the Silicon Valley and a skilled business and finance executive with over 30 years of experience as an EVP and CFO at private and public companies in the Life Sciences sector. Prior to joining Nektar, she served as the Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer of Pulse Biosciences, Inc., a bioelectric medicine company, since November 2019. Prior to joining Pulse Biosciences, she held CFO roles in both domestic and global companies, operating as a director to international subsidiaries throughout Europe, Asia Pacific and Latin America. Ms. Gardiner holds a B.A. in Management Economics from the University of California, Davis.

Mark A. Wilson has served as our Senior Vice President and Chief Legal Officer since July 2022. Previously, Mr. Wilson served as our General Counsel since June 2016. Mr. Wilson joined Nektar in May 2002 and initially served as Patent Counsel and then as Senior Patent Counsel to the company prior to 2008 when he was promoted to Vice President, Intellectual Property. Before joining Nektar in 2002, Mr. Wilson was an associate at Reed & Associates, a patent law firm in Menlo Park, California, where he represented both start-up and Fortune 500 companies. Mr. Wilson received his J.D. from Seton Hall University, School of Law, and his B.S. in Pharmacy from Rutgers University, College of Pharmacy. He is registered to practice before the U.S. Patent and Trademark Office and is a member of the California Bar.

Jonathan Zalevsky has served as our Chief Research & Development Officer since October 2019. Dr. Zalevsky served as our Senior Vice President, Biology and Preclinical Development from April 2017 through November 2017 and served as our Senior Vice President, Research and Chief Science Officer from November 2017 to October 2019. From July 2015 through April 2017, Dr. Zalevsky served as our Vice President, Biology and Preclinical Development. Prior to joining Nektar, Dr. Zalevsky was Global Vice President and Head of the Inflammation Drug Discovery Unit at Takeda Pharmaceuticals. Prior to working at Takeda, Dr. Zalevsky held a number of research and development positions at Xencor, Inc. Dr. Zalevsky received his Ph.D. in Biochemistry from the Tetrad Program at the University of California, San Francisco. He received dual bachelor degrees in Biochemistry and Molecular, Cellular and Developmental Biology from the University of Colorado at Boulder.

Item 1A. Risk Factors

We are providing the following cautionary discussion of risk factors, uncertainties and assumptions that we believe are relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results and our forward-looking statements. We note these factors for investors as permitted by Section 21E of the Exchange Act and Section 27A of the Securities Act. Investors in Nektar Therapeutics should carefully consider the risks described below before making an investment decision. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this section to be a complete discussion of all potential risks or uncertainties that may substantially impact our business. Moreover, we operate in a competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations.

Risks Related to our Business

We are highly dependent on the success of drug candidates, including rezpegaldesleukin (previously referred to as NKTR-358) and NKTR-255. If these drug candidates fail in clinical development our business will be significantly harmed.

Our future success is highly dependent on the clinical success of our drug candidates, including rezpegaldesleukin and NKTR-255. In general, most investigational drugs, including drug candidates designed to treat patients suffering from autoimmune disorders and cancers, such as rezpegaldesleukin and NKTR-255, respectively, do not become approved drugs. Accordingly, there is a very meaningful risk that our drug candidates will not succeed in one or more clinical trials sufficient to support one or more regulatory approvals.

We previously relied on Lilly (through the Lilly Agreement) to initiate, properly conduct, and prioritize clinical trials and other development-related activities for rezpegaldesleukin. In February 2023, we announced that the Phase 2 Lupus Study of rezpegaldesleukin in SLE conducted by Lilly did not meet the study's primary endpoint and that Lilly did not intend to advance rezpegaldesleukin to Phase 3 development in SLE. On April 27, 2023, we announced that we had received a notice of termination from Lilly with respect to the Lilly Agreement and we would be regaining the full rights to rezpegaldesleukin from Lilly. Following the return of our rights to develop rezpegaldesleukin, we will bear all costs of development. We have initiated a Phase 2b study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting by the initiation of a new Phase 2b clinical study of rezpegaldesleukin in patients with alopecia areata by the end of March 2024. We also plan to other auto-immune indications for the development of rezpegaldesleukin. While we believe we currently have the materials that are necessary for us to continue clinical development of rezpegaldesleukin, we may need or benefit from additional materials that Lilly has not yet transferred to us. In the event Lilly fails to promptly and completely transfer to us any additional needed materials or we are not able to independently source these materials, the continued clinical development of rezpegaldesleukin and our business will be significantly harmed. Even if the applicable agreement provides us with enforcement or other curative rights to address the potential harm caused by Lilly's action (or failure to act), our efforts in pursuing a remedy would be costly and there is no guarantee that these efforts would succeed or be sufficient to fully address the harm. If continued development of rezpegaldesleukin is not ultimately successful, our market valuation, prospects, financial condition and results of operations would be materially harmed.

Additionally, promising results from earlier trials may not predict similarly favorable outcomes in subsequent trials. For example, several of our past, planned and ongoing clinical trials utilize an "open-label" trial design. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational drug candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational drug candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our drug candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control. One or more clinical failures of our drug candidates would jeopardize and could materially harm our business, results of operations and financial condition.

Delays in clinical studies are common and have many causes, and any significant delay in clinical studies being conducted by us or our partners could result in delay in regulatory approvals and jeopardize the ability to proceed to commercialization.

We or our partners may experience delays in conducting clinical trials of our drug candidates. Clinical studies may not begin on time, enroll a sufficient number of patients or be completed on schedule, if at all. Clinical trials for any of our drug candidates could be delayed for a variety of reasons, including:

- delays in obtaining regulatory authorization to commence a clinical study;

- delays in reaching agreement with applicable regulatory authorities on a clinical study design;

- for drug candidates currently or previously partnered with other companies, delays caused by our partner;

- delays caused by public health epidemics (see also the risk factor in this Item 1A titled "*Our business could be adversely affected by the effects of health epidemics*");

- imposition of a clinical hold by the FDA or other health authorities, which may occur at any time including after any inspection of clinical trial operations or trial sites;

- suspension or termination of a clinical study by us, our partners, the FDA or foreign regulatory authorities due to adverse side effects of a drug on subjects in the trial;

- delays associated with clinical site activations;

- delays in recruiting suitable patients to participate in a trial;

- delays in having patients complete participation in a trial or return for post-treatment follow-up;

- clinical sites dropping out of a trial due to the detriment of enrollment rates;

- delays in manufacturing and delivery of sufficient supply of clinical trial materials;

- changes in regulatory authorities policies or guidance applicable to our drug candidates

- delays caused by changing standards of care or new treatment options; and

- delays associated with third parties, such as a past collaboration partner, failing to provide us with all the necessary documents, data and materials necessary to conduct clinical trials.

If the initiation or completion of any of the planned clinical studies for our drug candidates is delayed for any of the above or other reasons, results for the studies would be delayed, and consequently the regulatory approval process would be delayed which would also delay the ability to commercialize these drug candidates, which could have a material adverse effect on our business, financial condition and results of operations. Clinical study delays could also shorten any commercial periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations.

We currently rely on academic and private non-academic institutions to conduct investigator-sponsored clinical studies or trials of our product candidates. Any failure by the investigator-sponsor to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval or commercialize for other product candidates.

We currently rely on academic and private non-academic institutions to conduct and sponsor clinical studies or trials relating to our product candidates. We do not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored studies or trials as providing adequate support for future clinical trials, whether controlled by us or independent investigators, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information concerning our drug candidates with respect to the investigator-sponsored studies or trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored studies or trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored studies or trials. If we are unable to confirm or replicate the results from the investigator-sponsored studies or trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored studies or trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored studies or trials or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored studies or trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing or clinical data before we may initiate our planned clinical trials and/or may not accept such additional data as adequate to initiate our planned clinical trials.

The outcomes from the clinical trials of drug candidates from others, and the discovery and development of new potential therapies in immunology and oncology, could have a material and adverse impact on the value of the drug candidates in our research and development pipeline.

The research and development of immune-modulatory agents is a very competitive global segment in the biopharmaceutical industry attracting tens of billions of dollars of investment each year. Our clinical trial plans for rezpegaldesleukin, NKTR-255 and other drug candidates face substantial competition from other regimens already approved, and many more that are either ahead of or in parallel development in patient populations where we are studying our drug candidates. As immunotherapy represents a relatively new approach to treatment of autoimmune disorders and cancer and few have successfully completed late stage development, drug development in this area entails substantial risks and uncertainties that include rapidly changing standards of care, identifying contribution of components when therapeutic combinations are employed, patient enrollment competition, evolving regulatory frameworks to evaluate regimens, and varying risk-benefit profiles of competing therapies, any or all of which could have a material and adverse impact on the probability of success of our drug candidates.

The risk of clinical failure for any drug candidate remains high prior to regulatory approval and there can be no assurance that our product candidates will obtain regulatory approval for any particular indications.

A number of companies have suffered significant unforeseen failures in clinical studies due to factors such as inconclusive efficacy or safety, even after achieving preclinical proof-of-concept or positive results from earlier clinical studies that were satisfactory both to them and to reviewing regulatory authorities. Clinical study outcomes remain very unpredictable and it is possible that one or more of our clinical studies could fail at any time due to efficacy, safety or other important clinical findings or regulatory requirements. The results from preclinical testing or early clinical trials of a drug candidate may not predict the results that will be obtained in later phase clinical trials of the drug candidate. We, the FDA, an independent Institutional Review Board (IRB), an independent ethics committee (IEC), or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time for various reasons, including a belief that patients participating in such trials are being exposed to unacceptable health risks or adverse side effects. Similarly, an IRB or IEC may suspend a clinical trial at a particular trial site. If one or more of our drug candidates fail in clinical studies, it could have a material adverse effect on our business, financial condition and results of operations.

Significant competition for our polymer conjugate chemistry technology platforms and our partnered and proprietary drugs and drug candidates could make our technologies, drugs or drug candidates obsolete or noncompetitive, which would negatively impact our business, results of operations and financial condition.

Our advanced polymer conjugate chemistry platforms and our partnered and proprietary products and drug candidates compete with various pharmaceutical and biotechnology companies. Competitors of our polymer conjugate chemistry technologies include Biogen Inc., Horizon Pharma, JenKem Technology USA, Dr. Reddy's Laboratories Ltd., SunBio Corporation, Laysan Bio, Inc., Mountain View Pharmaceuticals, Inc., Novo Nordisk A/S (formerly assets held by Neose Technologies, Inc.), NOF Corporation and Aurigene Pharmaceutical Services. Several other chemical, biotechnology and pharmaceutical companies may also be developing polymer conjugation technologies or technologies that have similar impact on target drug molecules. Some of these companies license or provide the technology to other companies, while others are developing the technology for internal use.

There are many competitors for our drug candidates currently in development. For rezpegaldesleukin, there are a number of competitors in various stages of clinical development that are working on programs which are designed to correct the underlying immune system imbalance in the body due to autoimmune disease. In particular, we expect to compete with therapies that could be cytokine-based, microbiome-based, or toleragenic-based therapies (Regeneron, Leo Pharma, Eli Lilly and Company, Galderma, Symbiotix, LLC, Janssen Pharmaceuticals, AstraZeneca), regulatory T cell therapies (Sangamo Therapeutics, Inc., Quell Therapeutics, Ltd., Sonoma Biotherapeutics, Inc. GentiBio, Inc., Kyvema Therapeutics, Inc. and Tract Therapeutics, Inc.), or IL-2 based therapies (Amgen, Inc., BMS (through its acquisition of Delnia, Inc.), Novartis, Inc., ILTOO Pharma, Xencor, inc., Merck & Co (through its acquisition of Pandion Therapeutics), and Sanofi SA). For NKTR-255, we believe companies that are currently researching and developing engineered IL-15 biologics and cell therapies that could compete with this drug candidate include SOTIO Biotech, Inc., Artiva Biotherapeutics, Fate Therapeutics, ImmunityBio, Inc., Nkarta, Inc., NKMax America, and Roche/Genentech (through its partnership with Xencor, Inc.). There can be no assurance that we or our partners will successfully develop, obtain regulatory approvals for and commercialize next-generation or new products that will successfully compete with those of our competitors. Many of our competitors have greater financial, research and development, marketing and sales, manufacturing and managerial capabilities. We face competition from these companies not just in product development but also in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. As a result, our competitors may succeed in developing competing technologies, obtaining regulatory approval or gaining market acceptance for products before we do. These developments could make our products or technologies noncompetitive or obsolete.

Preliminary and interim data from our clinical studies that we announce or publish from time to time are subject to audit and verification procedures that could result in material changes in the final data and may change as more patient data become available.

From time to time, we publish preliminary or interim data from our clinical studies. Preliminary data remain subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Interim data are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

Risks Related to our Financial Condition and Capital Requirement

Additional cost-savings measures may be necessary following implementation of our strategic reorganization plan and cost restructuring plans.

Our 2022 and 2023 Restructuring Plans prioritized key research and development efforts that will impact the Company's future business activities, including activities involving rezpegaldesleukin, NKTR-255 and several core research programs. There is no guarantee that these Restructuring Plans and their associated cost restructuring measures will achieve their intended benefits or that our post-restructuring focus will be sufficient for us to achieve success. Consequently, we may need to undertake additional restructuring and cost-saving activities to further prioritize our key research and development efforts and these additional restructuring and cost-saving activities may not be successful, which could have a material adverse effect on our business, financial condition and prospects.

Our results of operations and financial condition depend significantly on the ability of our collaboration partners to successfully develop and market drugs and they may fail to do so.

Under our collaboration agreements with various pharmaceutical or biotechnology companies, our collaboration partner is generally solely responsible for:

- designing and conducting large scale clinical studies;

- preparing and filing documents necessary to obtain government approvals to sell a given drug candidate; and/or

- marketing and selling the drugs when and if they are approved.

Our reliance on collaboration partners poses a number of significant risks to our business, including risks that:

- we have very little control over the timing and level of resources that our collaboration partners dedicate to commercial marketing efforts such as the amount of investment in sales and marketing personnel, general marketing campaigns, direct-to-consumer advertising, product sampling, pricing agreements and rebate strategies with government and private payers, manufacturing and supply of drug product, and other marketing and selling activities that need to be undertaken and well executed for a drug to have the potential to achieve commercial success;

- collaboration partners with commercial rights may choose to devote fewer resources to the development or marketing of our partnered drugs than they devote to their own drugs or other drugs that they have in-licensed;

- we have very little control over the timing and amount of resources our partners devote to development programs in one or more major markets;

- disagreements with partners could lead to delays in, or termination of, the research, development or commercialization of drug candidates or to litigation or arbitration proceedings;

- disputes may arise or escalate in the future with respect to the ownership of rights to technology or intellectual property developed with partners;

- we do not have the ability to unilaterally terminate agreements (or partners may have extension or renewal rights) that we believe are not on commercially reasonable terms or consistent with our current business strategy;

- partners may be unable to pay us as expected;

- partners may terminate their agreements with us unilaterally for any or no reason, in some cases with the payment of a termination fee penalty and in other cases with no termination fee penalty; and

- partners may respond to natural disasters or health epidemics, such as the COVID-19 pandemic, by ceasing all or some of their development responsibilities (including the responsibility to clinical develop our drug candidates).

Given these risks, the success of our current and future collaboration partnerships is highly unpredictable and can have a substantial negative impact on our business. If the approved drugs fail to achieve commercial success or the drugs in development fail to have positive late stage clinical outcomes sufficient to support regulatory approval in major markets, it could significantly impair our access to capital necessary to fund our research and development efforts for our drug candidates. If we are unable to obtain sufficient capital resources to advance our drug candidate pipeline, it would negatively impact the value of our business, results of operations and financial condition.

We have substantial future capital requirements and there is a risk that we may not have access to sufficient capital to meet our current business plan. If we do not receive substantial milestone or royalty payments from our existing collaboration agreements, execute new high value collaborations or other arrangements, or are unable to raise additional capital in one or more financing transactions, we would be unable to continue our current level of investment in research and development.

As of December 31, 2023, we had cash and investments in marketable securities valued at approximately $329.4 million. While we believe that our cash position will be sufficient to meet our liquidity requirements through at least the next 12 months, our future capital requirements will depend upon numerous unpredictable factors, including:

- the cost, timing and outcomes of clinical studies and regulatory reviews of our drug candidates, particularly rezpegaldesleukin;

- if and when we receive potential milestone payments and royalties from our existing collaborations if the drug candidates subject to those collaborations achieve clinical, regulatory or commercial success;

- the progress, timing, cost and results of our clinical development programs;

- the success, progress, timing and costs of our efforts to implement new collaborations, licenses and other transactions that increase our current net cash, such as the sale of additional royalty interests held by us, term loan or other debt arrangements, and the issuance of securities;

- the number of patients, enrollment criteria, primary and secondary endpoints, and the number of clinical studies required by the regulatory authorities in order to consider for approval our drug candidates and those of our collaboration partners;

- our general and administrative expenses, capital expenditures and other uses of cash; and

- disputes concerning patents, proprietary rights, or license and collaboration agreements that could negatively impact our receipt of milestone payments or royalties or require us to make significant payments arising from licenses, settlements, adverse judgments or ongoing royalties.

A significant multi-year capital commitment is required to advance our drug candidates through the various stages of research and development in order to generate sufficient data to enable high value collaboration partnerships with significant upfront payments or to successfully achieve regulatory approval. In the event we do not enter into any new collaboration partnerships with significant upfront payments and we choose to continue to advance our drug candidates to later stage research and development, we may need to pursue financing alternatives, including dilutive equity-based financings, such as an offering of convertible debt or common stock, which would dilute the percentage ownership of our current common stockholders and could significantly lower the market value of our common stock. If sufficient capital is not available to us or is not available on commercially reasonable terms, it could require us to delay or reduce one or more of our research and development programs. If we are unable to sufficiently advance our research and development programs, it could substantially impair the value of such programs and result in a material adverse effect on our business, financial condition and results of operations.

The commercial potential of a drug candidate in development is difficult to predict. If the market size for a new drug is significantly smaller than we anticipate, it could significantly and negatively impact our revenue, results of operations and financial condition.

It is very difficult to estimate the commercial potential of drug candidates due to important factors such as safety and efficacy compared to other available treatments, including changing standards of care, third party payer reimbursement standards, patient and physician preferences, the availability of competitive alternatives that may emerge either during the long drug development process or after commercial introduction, and the availability of generic and biosimilar versions of our drug candidates following approval by regulatory authorities based on the expiration of regulatory exclusivity or our inability to prevent generic versions from coming to market by asserting our patents. If due to one or more of these risks the market potential for a drug candidate is lower than we anticipated, it could significantly and negatively impact the commercial potential of the drug candidate, the commercial terms of any collaboration partnership potential for such drug candidate, or if we have already entered into a collaboration for such drug candidate, the revenue potential from royalty and milestone payments could be significantly diminished and this would negatively impact our business, financial condition and results of operations. We may also depend on our relationships with other companies for sales and marketing performance and the commercialization of drug candidates. Poor performance by these companies, or disputes with these companies, could negatively impact our revenue and financial condition.

If government and private insurance programs do not provide payment or reimbursement for our partnered drug or proprietary drugs, those drugs will not be widely accepted, which would have a negative impact on our business, results of operations and financial condition.

In the United States and markets in other countries, patients generally rely on third-party payers to reimburse all or part of the costs associated with their treatment. In both domestic and foreign markets, sales of our partnered and proprietary products that receive regulatory approval will depend in part on market acceptance among physicians and patients, pricing approvals by government authorities and the availability of coverage and payment or reimbursement from third-party payers, such as government programs, including Medicare and Medicaid in the U.S., managed care providers, private health insurers and other organizations. However, eligibility for coverage does not necessarily signify that a biologic candidate will be adequately reimbursed in all cases or at a rate that covers costs related to research, development, manufacture, sale, and distribution. Third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. Therefore, significant uncertainty exists as to the coverage and pricing approvals for, and the payment or reimbursement status of, newly approved healthcare products. For more information, see "Business – Government Regulation – Coverage, Reimbursement, and Pricing."

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human

Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree.

Factors payers consider in determining reimbursement are based on whether the product is (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Increasingly, third-party payers are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any of our drug product candidates that are commercialized and, if reimbursement is available, the level of reimbursement.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Moreover, legislation and regulations affecting the pricing of pharmaceuticals may change before regulatory agencies approve our proposed products for marketing and could further limit coverage or pricing approvals for, and reimbursement of, our products from government authorities and third-party payers. Federal agencies, Congress and state legislatures have continued to show interest in implementing cost containment programs to limit the growth of health care costs, including price controls, restrictions on reimbursement and other fundamental changes to the healthcare delivery system. In addition, in recent years, Congress has enacted various laws seeking to reduce the federal debt level and contain healthcare expenditures, and the Medicare and other healthcare programs are frequently identified as potential targets for spending cuts. New government legislation or regulations related to pricing or other fundamental changes to the healthcare delivery system as well as a government or third-party payer decision not to approve pricing for, or provide adequate coverage or reimbursement of, our products hold the potential to severely limit market opportunities of such products.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

If we are unable to establish and maintain collaboration partnerships on attractive commercial terms, our business, results of operations and financial condition could suffer.

We intend to continue to seek partnerships with pharmaceutical and biotechnology partners to fund a portion of our research and development capital requirements. The timing of new collaboration partnerships is difficult to predict due to availability of clinical data, the outcomes from our clinical studies, the number of potential partners that need to complete due diligence and approval processes, the definitive agreement negotiation process and numerous other unpredictable factors that can delay, impede or prevent significant transactions. If we are unable to find suitable partners or negotiate collaboration arrangements with favorable commercial terms with respect to our existing and future biologic candidates or the licensing of our intellectual property, or if any arrangements we negotiate, or have negotiated, are terminated, it could have a material adverse effect on our business, financial condition and results of operations.

Our revenue has historically been exclusively derived from our collaboration agreements, which can result in significant fluctuation in our revenue from period to period, and our past revenue is therefore not necessarily indicative of our future revenue.

Our revenue has historically been exclusively derived from our collaboration agreements (whether based on our drug candidates or polymeric reagents), from which we receive upfront fees, research and development reimbursement and funding, milestone and other contingent payments based on clinical progress, regulatory progress or net sales achievements, royalties and product sales. Significant variations in the timing of receipt of cash payments and our recognition of revenue can result from payments based on the execution of new collaboration agreements, the timing of clinical outcomes, regulatory approval, commercial launch or the achievement of certain annual sales thresholds. The amount of our revenue derived from collaboration agreements in any given period will depend on a number of unpredictable factors, including whether and when we or our collaboration partners achieve clinical, regulatory and sales milestones, the timing of regulatory approvals in one or more major markets, reimbursement levels by private and government payers, and the market introduction of new drugs or generic versions of the approved drug, as well as other factors. Our past revenue generated from collaboration agreements is not necessarily indicative of our future revenue. If any of our existing or future collaboration partners fails to develop, obtain regulatory approval for, manufacture or ultimately commercialize any biologic candidate under our collaboration agreement, our business, financial condition, and results of operations could be materially and adversely affected.

We expect to continue to incur substantial losses and negative cash flow from operations and may not achieve or sustain profitability in the future.

For the year ended December 31, 2023, we reported a net loss of $276.1 million. If and when we achieve profitability depends upon a number of factors, including the timing and recognition of milestones and other contingent payments and royalties received, the timing of revenue under our collaboration agreements, the amount of investments we make in our proprietary biologic candidates and the regulatory approval and market success of our biologic candidates. We may not be able to achieve and sustain profitability.

Other factors that will affect whether we achieve and sustain profitability include our ability, alone or together with our partners, to:

- develop drugs utilizing our technologies, either independently or in collaboration with other pharmaceutical or biotechnology companies;

- effectively estimate and manage clinical development costs, particularly the cost of the clinical studies for rezpegaldesleukin and NKTR-255;

- receive necessary regulatory and marketing approvals;

- maintain or expand manufacturing at necessary levels;

- achieve market acceptance of our partnered products;

- receive revenue or royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities; and

- maintain sufficient funds to finance our activities.

Risks Related to Supply and Manufacturing

If we or our contract manufacturers are not able to manufacture biologic substance or substances in sufficient quantities that meet applicable quality standards, it could delay clinical studies, result in reduced sales or constitute a breach of our contractual obligations, any of which could significantly harm our business, financial condition and results of operations.

If we or our contract manufacturing organizations (CMOs) are not able to manufacture and supply sufficient drug quantities meeting applicable quality standards required to support large clinical studies or commercial manufacturing in a timely manner, it could delay our or our collaboration partners' clinical studies or result in a breach of our contractual obligations, which could in turn reduce the potential commercial sales of our or our collaboration partners' products. As a result, we could incur substantial costs and damages and any product sales or royalty revenue that we would otherwise be entitled to receive could be reduced, delayed or eliminated. In most cases, we rely on CMOs to manufacture and supply drug product for our clinical studies and those of our collaboration partners. The manufacturing of biologics involves significant risks and uncertainties related to the demonstration of adequate stability, sufficient purification of the drug substance and drug product, the identification and elimination of impurities, optimal formulations, process and analytical methods validations, and challenges in controlling for all of these variables. We have faced and may in the future face significant difficulties, delays and unexpected expenses as we validate third party CMOs required for drug supply to support our clinical studies and the clinical studies and products of our collaboration partners. Failure by us or our CMOs to supply API or drug products in sufficient quantities that meet all applicable quality requirements could result in supply shortages for our clinical studies or the clinical studies and commercial activities of our collaboration partners. Such failures could significantly and materially delay clinical trials and regulatory submissions or result in reduced sales, any of which could significantly harm our business prospects, results of operations and financial condition.

If any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials or commercial distribution could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or biologic candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product according to the specifications previously submitted to or approved by the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop biologic candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our biologic candidate that such CMO owns independently. This would increase our reliance on such a CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our products or biologic candidates. In addition, in the case of the CMOs that supply our biologic candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Building and validating large scale clinical or commercial-scale manufacturing facilities and processes, recruiting and training qualified personnel and obtaining necessary regulatory approvals is complex, expensive and time consuming. In the past, we have encountered challenges in scaling up manufacturing to meet the requirements of large scale clinical trials without making modifications to the drug formulation, which may cause significant delays in clinical development. There continues to be substantial and unpredictable risk and uncertainty related to manufacturing and supply until such time as the commercial supply chain is validated and proven.

We purchase some of the starting material for biologics and biologic candidates from a single source or a limited number of suppliers, and the partial or complete loss of one of these suppliers could cause production delays, clinical trial delays, substantial loss of revenue and contract liability to third parties.

We often face very limited supply of a critical raw material that can only be obtained from a single, or a limited number of, suppliers, which could cause production delays, clinical trial delays, substantial lost revenue opportunities or contract liabilities to third parties. For example, there are only a limited number of qualified suppliers, and in some cases single source suppliers, for the raw materials included in our PEGylation and advanced polymer conjugate drug formulations. Any interruption in supply, diminution in quality of raw materials supplied to us or failure to procure such raw materials on commercially feasible terms could harm our business by delaying our clinical trials, impeding commercialization of approved drugs or increasing our costs.

Our manufacturing operations and those of our contract manufacturers are subject to laws and other governmental regulatory requirements, which, if not met, would have a material adverse effect on our business, results of operations and financial condition.

We and our CMOs are required in certain cases to maintain compliance with current good manufacturing practices (cGMP), including cGMP guidelines applicable to active pharmaceutical ingredients, and drug products, and with laws and regulations governing manufacture and distribution of controlled substances, and are subject to inspections by the FDA, or comparable agencies in other jurisdictions administering such requirements. We anticipate periodic regulatory inspections of our drug manufacturing facilities and the manufacturing facilities of our CMOs for compliance with applicable regulatory requirements. Any failure to follow and document our or our CMOs' adherence to such cGMP and other laws and governmental regulations or satisfy other manufacturing and product release regulatory requirements may disrupt our ability to meet our manufacturing obligations to our customers, lead to significant delays in the availability of products for commercial use or clinical study, result in the termination or hold on a clinical study or delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable laws and regulations may also result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures, administrative detention, or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business. Regulatory inspections could result in costly manufacturing changes or facility or capital equipment upgrades to satisfy the FDA that our manufacturing and quality control procedures are in substantial compliance with cGMP. Manufacturing delays, for us or our CMOs, pending resolution of regulatory deficiencies or suspensions could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Business Operations

We depend on third parties to conduct the preclinical studies and clinical trials for our biologic candidates and any failure of those parties to fulfill their obligations could harm our development plans and adversely affect our business, results of operations and financial condition.

We depend on our collaboration partners, independent clinical investigators, contract research organizations and other third-party service providers to conduct preclinical studies and clinical trials for our biologic candidates, including to monitor, record, manage and analyze data generated from these studies. We rely heavily on these parties for the successful execution of our preclinical studies and clinical trials. Though we are ultimately responsible for the results of their activities, many aspects of their activities are beyond our control, such as the timing, conduct and management of data developed through these studies and trials. For example, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trials, but the independent clinical investigators may prioritize other projects over ours or communicate issues regarding our biologic candidates to us in an untimely manner. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements, such as good laboratory practice or good clinical practice, or our stated protocols and any subsequent data generated may be deemed unacceptable. We rely on our collaboration partners and other third parties to manage, analyze and transmit clinical data, and those partners and third parties may not carry out the performance of their duties with the required degree of care or skill to ensure valid and scientifically reliable work products. The early termination of any of our clinical trial arrangements, the failure of third parties to comply with the regulations and requirements governing clinical trials, the failure of third parties to properly conduct our clinical trials, or erroneously reported data could hinder or delay the development, approval and commercialization of our product candidates and would adversely affect our business, results of operations and financial condition.

Our future depends on the proper management of our current and future business operations and their associated expenses.

Our business strategy requires us to manage our business to provide for the continued development of our proprietary and partnered biologic candidates. Our strategy also calls for us to manage the capital necessary to fund key programs through value-enhancing data and other milestones. If we are unable to manage effectively our current operations, our business, financial condition and results of operations may be adversely affected. If we are unable to effectively manage our expenses, we may find it necessary to reduce our personnel-related costs through reductions in our workforce, which could harm our operations, employee morale and impair our ability to retain and recruit talent. Furthermore, if adequate funds are not available, we may be required to obtain funds through arrangements with partners or other sources that may require us to relinquish rights to certain of our technologies, products or future economic rights that we would not otherwise relinquish or require us to enter into other dilutive financing arrangements on unfavorable terms.

Because competition for highly qualified technical personnel is intense, we may not be able to attract and retain the personnel we need to support our operations and growth.

We must attract and retain experts in the areas of research, development (including clinical testing), manufacturing, regulatory and finance, and may need to attract and retain commercial, marketing and distribution experts and develop additional expertise in our existing personnel. We face intense competition from other biopharmaceutical companies, research and academic institutions and other organizations for qualified personnel. Many of the organizations with which we compete for qualified personnel have greater resources than we have. Because competition for skilled personnel in our industry is intense, companies such as ours sometimes experience high attrition rates with regard to their skilled employees. Further, in making employment decisions, job candidates often consider the value of the stock awards they are to receive in connection with their employment. Our equity incentive plan and employee benefit plans may not be effective in motivating or retaining our employees or attracting new employees, and significant volatility in the price of our stock may adversely affect our ability to attract or retain qualified personnel. Furthermore, as a result of our 2022 and 2023 Restructuring Plans, our employees may experience distractions or decreases in employee morale and we may experience increased levels of employee attrition and turnover, which would adversely affect our business. If we fail to attract new personnel or to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

> ***We are dependent on our management team and key technical personnel, and the loss of any key manager or employee may impair our ability to develop our products effectively and may harm our business, operating results and financial condition.***

Our success largely depends on the continued services of our executive officers and other key personnel. The loss of one or more members of our management team or other key employees could seriously harm our business, operating results and financial condition. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are also dependent on the continued services of our technical personnel because of the highly technical nature of our products and the regulatory approval process. Because our executive officers and key employees are not obligated to provide us with continued services, they could terminate their employment with us at any time without penalty. We do not have any post-employment noncompetition agreements with any of our employees and do not maintain key person life insurance policies on any of our executive officers or key employees.

> ***Rising inflation rates have increased our operating costs and could negatively impact our operations.***

Inflation rates, particularly in the United States, have increased recently to levels not seen in decades. Increased inflation has resulted in increased operating costs. In addition, the United States Federal Reserve has raised, and is expected to continue to raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may further increase economic uncertainty and heighten these risks.

> ***Our business could be adversely affected by the effects of health epidemics.***

Our business could be adversely affected, directly or indirectly, by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, including both our own manufacturing operations as well as the manufacturing operations of third parties upon whom we rely. Health epidemics, such as the COVID-19 pandemic and recent outbreak of respiratory syncytial virus (RSV) in the U.S., can negatively affect our clinical trials and those run by our collaborators or other third parties through delays in investigator recruitment, clinical site initiation, patient screening, or patient enrollment. In addition, health epidemics may cause disruptions in our supply chain or shortages in raw materials and equipment, which would affect our ability to manufacture our products and to supply drug candidates for clinical trials.

If the health epidemic is sufficiently severe and widespread, may require us to change the way in which can conduct our business, which may negatively result in unexpected expenses, decreased employee productivity and availability and employee work culture. Further, a severe and widespread epidemic may have a broad impact on global financial markets and could reduce our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from a health epidemic could materially affect our business and the value of our common stock.

The ultimate effects of health epidemics is uncertain and subject to change and these effects could have a negative impact on our clinical trial timelines, operations, financial condition and prospects.

Risks Related to Intellectual Property, Litigation and Regulatory Concerns

> ***If we or our partners do not obtain regulatory approval for our biologic candidates on a timely basis, or at all, or if the terms of any approval impose significant restrictions or limitations on use, our business, results of operations and financial condition will be negatively affected.***

We or our partners may not obtain regulatory approval for biologic candidates on a timely basis, or at all, or the terms of any approval (which in some countries includes pricing approval) may impose significant restrictions or limitations on use. Biologic candidates must undergo rigorous animal and human testing and an extensive review process for safety and efficacy by the FDA and equivalent foreign regulatory authorities. The time required for obtaining regulatory decisions is uncertain and difficult to predict. The FDA and other U.S. and foreign regulatory authorities have substantial discretion, at any phase of development, to terminate clinical studies, require additional clinical development or other testing, delay or withhold registration and marketing approval and mandate product withdrawals, including recalls. Further, regulatory authorities have the discretion to analyze data using their own methodologies that may differ from those used by us or our partners, which could lead such authorities to arrive at different conclusions regarding the safety or efficacy of a biologic candidate. In addition, undesirable side effects caused by our biologic candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restricted label or the delay or denial of regulatory approval by regulatory authorities.

Even if we or our partners receive regulatory approval of a product, the approval may limit the indicated uses for which the drug may be marketed. Our and our partnered drugs that have obtained regulatory approval, and the manufacturing processes for these products, are subject to continued review and periodic inspections by the FDA and other regulatory authorities. Discovery from such review and inspection of previously unknown problems may result in restrictions on marketed products or on us, including withdrawal or recall of such products from the market, suspension of related manufacturing operations or a more restricted label. The failure to obtain timely regulatory approval of drug candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

We are a party to numerous collaboration agreements and other significant agreements which contain complex commercial terms that could result in disputes, litigation or indemnification liability that could adversely affect our business, results of operations and financial condition.

We historically derived substantially all of our revenue from collaboration agreements with biotechnology and pharmaceutical companies. These collaboration agreements contain complex commercial terms, including:

- clinical development and commercialization obligations that are based on certain commercial reasonableness performance standards that can often be difficult to enforce if disputes arise as to adequacy of our partner's performance;

- research and development performance and reimbursement obligations for our personnel and other resources allocated to partnered biologic candidate development programs;

- clinical and commercial manufacturing agreements, some of which are priced on an actual cost basis for products supplied by us to our partners with complicated cost allocation formulas and methodologies;

- intellectual property ownership allocation between us and our partners for improvements and new inventions developed during the course of the collaboration;

- royalties on drug sales based on a number of complex variables, including net sales calculations, geography, scope of patent claim coverage, patent life, generic competitors, bundled pricing and other factors; and

- indemnity obligations for intellectual property infringement, product liability and certain other claims.

We are a party to numerous significant collaboration agreements and other strategic transaction agreements (e.g. financings and asset divestitures) that contain complex representations and warranties, covenants and indemnification obligations. If we are found to have materially breached such agreements, we could be subject to substantial liabilities, which would harm our financial condition.

From time to time, we are involved in litigation matters involving the interpretation and application of complex terms and conditions of our agreements. One or more disputes may arise or escalate in the future regarding our collaboration agreements, transaction documents, or third-party license agreements that may ultimately result in costly litigation and unfavorable interpretation of contract terms, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain intellectual property licenses related to the development of our biologic candidates on a commercially reasonable basis, if at all.

Numerous pending and issued U.S. and foreign patent rights and other proprietary rights owned by third parties relate to pharmaceutical compositions, methods of preparation and manufacturing, and methods of use and administration. We cannot predict with any certainty which, if any, patent rights will be considered relevant to our or our collaboration partners' technology or biologic candidates by authorities in the various jurisdictions where such rights exist, nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. In certain cases, we have existing licenses or cross-licenses with third parties; however, the sufficiency of the scope and adequacy of these licenses is very uncertain in view of the long development and commercialization cycles for biotechnology and pharmaceutical products. There can be no assurance that we can obtain a license to any technology that we determine we need on reasonable terms, if at all, or that we could develop or otherwise obtain alternate technology to avoid a need to secure a license. If we are required to enter into a license with a third party, our potential economic benefit for the products subject to the license will be diminished. If a license is not available on commercially reasonable terms or at all, we may be prevented from developing and commercializing the biologic, which could significantly harm our business, results of operations, and financial condition.

If any of our pending patent applications do not issue, or are deemed invalid following issuance, we may lose valuable intellectual property protection.

The patent positions of pharmaceutical and biotechnology companies, such as ours, are uncertain and involve complex legal and factual issues. We own more than 250 U.S. and 1,200 foreign patents and have a number of pending patent applications that cover various aspects of our technologies. There can be no assurance that patents that have issued will be held valid and enforceable in a court of law. Even for patents that are held valid and enforceable, the legal process associated with obtaining such a judgment is time consuming and costly. Additionally, issued patents can be subject to opposition, *inter partes* review, re-examinations or other proceedings that can result in the revocation of the patent or maintenance of the patent in amended form (and potentially in a form that renders the patent without commercially relevant and/or broad coverage). Further, our competitors may be able to circumvent and otherwise design around our patents. Even if a patent is issued and enforceable, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire prior to the commercialization of the biologic. Moreover, even if a patent encompassing a biologic has not expired prior to the biologic's commercialization, the patent may only provide a short period of protection following the commercialization of the covered product. In addition, our patents may be subject to post grant proceedings, such as *inter partes* review and re-examinations, before the U.S. Patent and Trademark Office (or equivalent proceedings in other jurisdictions), which could result in a loss of the patent and/or substantial cost to us.

We have filed patent applications, and plan to file additional patent applications, covering various aspects of our PEGylation and advanced polymer conjugate technologies and our biologic candidates. There can be no assurance that the patent applications for which we apply will actually issue as patents, or do so with commercially relevant and/or broad coverage. The coverage claimed in a patent application can be significantly reduced before the patent is issued. The scope of our claim coverage can be critical to our ability to enter into licensing transactions with third parties and our right to receive royalties from our collaboration partnerships. Since publication of discoveries in scientific or patent literature often lags behind the date of such discoveries, we cannot be certain that we were the first inventor of inventions covered by our patents or patent applications. In addition, there is no guarantee that we will be the first to file a patent application directed to an invention.

An adverse outcome in any judicial proceeding involving intellectual property, including patents, could subject us to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require us to cease using the technology in dispute. In those instances where we seek an intellectual property license from another, we may not be able to obtain the license on a commercially reasonable basis, if at all, thereby raising concerns on our ability to freely commercialize our technologies or products.

We rely on trade secret protection and other unpatented proprietary rights for important proprietary technologies, and any loss of such rights could harm our business, results of operations and financial condition.

We rely on trade secret protection and other unpatented proprietary rights for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent confidential and proprietary information or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. Any loss of trade secret protection or other unpatented proprietary rights could harm our business, results of operations and financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The manufacture, clinical testing, marketing and sale of medical products involve inherent product liability risks. If product liability costs exceed our product liability insurance coverage (or if we cannot secure product liability insurance), we may incur substantial liabilities that could have a severe negative impact on our financial position. Whether or not we are ultimately successful in any product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources and might result in adverse publicity, all of which would impair our business. Additionally, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

If we or current or future collaborators or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions and civil or criminal penalties.

Although we do not currently have any products on the market, once we begin commercializing our biologic candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal and state governments of the jurisdictions in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any biologic candidates for which we obtain marketing approval. Our current and future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our therapeutic candidates for which we obtain marketing approval. For more information, see "Business – Government Regulation - Other Healthcare Laws and Regulations."

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including administrative, civil or criminal penalties, imprisonment, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management's attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government- paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Governmental policy can also change the commercial potential of our product candidates, including efforts to increase patient access to lower-cost generic and biosimilar drugs. Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the Affordable Care Act and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For more information regarding the risks related to recently enacted and future legislation please see "*Business – Government Regulation – Legislative and Regulatory Landscape*."

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

- the demand for our product candidates, if we obtain regulatory approval;

- our ability to set a price that we believe is fair for our approved products;

- our ability to generate revenue and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Disruptions to the normal functioning of the FDA and other government agencies could hinder their ability to perform and carry out important roles and activities on which the operation of our business relies, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In the past, average review times at the agency have fluctuated, and this may continue in the future. In addition, government funding of other agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.

In addition, government shutdowns, if prolonged, could significantly impact the ability of government agencies upon which rely (such as the FDA and SEC) to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Disruptions at the FDA and other agencies may slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We are involved in legal proceedings and may incur substantial litigation costs and liabilities that will adversely affect our business, financial condition and results of operations.

From time to time, we are involved in legal proceedings where we or other third parties are enforcing or seeking intellectual property rights, invalidating or limiting patent rights that have already been allowed or issued, or otherwise asserting proprietary rights through one or more potential legal remedies. Third parties have asserted, and may in the future assert, that we or our partners infringe their proprietary rights, such as patents and trade secrets, or have otherwise breached our obligations to them. A third party often bases its assertions on a claim that its patents cover our technology platform or biologic candidates or that we have misappropriated its confidential or proprietary information. Similar assertions of infringement could be based on future patents that may issue to third parties. In certain of our agreements with our partners, we are obligated to indemnify and hold harmless our collaboration partners from intellectual property infringement, product liability and certain other claims, which could cause us to incur substantial costs and liability if we are called upon to defend ourselves and our partners against any claims. We are also regularly involved in opposition proceedings at the European Patent Office and in *inter partes* review and re-examination proceedings at the U.S. Patent and Trademark Office where third parties seek to invalidate or limit the scope of our allowed patent applications or issued patents covering (among other things) our biologic candidates and platform technologies. If a third party obtains injunctive or other equitable relief against us or our partners, they could effectively prevent us, or our partners, from developing or commercializing, or deriving revenue from, certain biologics or biologic candidates in the U.S. and abroad. Costs associated with litigation, substantial damage claims, indemnification claims or royalties paid for licenses from third parties could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may also be involved in legal proceedings other than those related to intellectual property, including securities actions or derivative actions or other complaints.

On August 7, 2023, we filed a complaint in the United States District Court for the Northern District of California against Lilly alleging, among other claims, breach of contract and breach of implied covenant of good faith and fair dealing, in connection with our collaboration with Lilly.

The cost to us in initiating or defending any litigation or other proceeding, even if resolved in our favor, could be substantial, and litigation would divert our management's attention. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts or result in financial implications either in terms of seeking license arrangements or payment of damages or royalties. There is no guarantee that our insurance coverage for damages resulting from any litigation or the settlement would be sufficient and could result in substantial financial risk to the Company.

Given the nature of lawsuits and complaints, we cannot reasonably estimate a potential future loss or a range of potential future losses for any of the legal proceedings we may be involved in. However, an unfavorable resolution could potentially have a material adverse effect on our business, financial condition, and results of operations or prospects, and potentially result in paying monetary damages. We have recorded no liability for any litigation matters in our Consolidated Balance Sheets at December 31, 2023.

If we are found in violation of privacy and data protection laws, we may be required to pay penalties, be subjected to scrutiny by regulators or governmental entities, or be suspended from participation in government healthcare programs, which may adversely affect our business, financial condition and results of operations.

Our business is subject to many laws and regulations intended to protect the privacy and data of individuals participating in our clinical trials and our employees, among others. For example, with regard to individuals participating in our clinical trials, these laws and regulations govern the safeguarding the privacy, integrity, availability, security and transmission of individually identifiable health information. In addition to federal laws and regulations in the United States, such as the HIPAA requirements relating to the privacy, security and transmission of individually identifiable health information, many state and foreign laws also govern the privacy and security of health information. These laws often differ from each other in significant ways, thus complicating compliance efforts. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

In the United States, California recently enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA has increased our compliance costs and may increase our potential liability. The CCPA has prompted a number of proposals for new federal and state privacy legislation. If passed, these proposals could increase our potential liability, increase our compliance costs and adversely affect our business.

The European Regulation 2016/679, known as the General Data Protection Regulation (GDPR), and the implementing legislation of EU Member States, which became effective on May 25, 2018, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU. The GDPR is wide-ranging in scope and imposes strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to, for example, (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, and (iii) ensuring the security and confidentiality of the personal data. The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area (EEA), such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue.

To the extent that we are found liable for the inappropriate collection, storage, use or disclosure of protected information of individuals (such as employees and/or clinical patients protected by any privacy or data protection law), we could be subject to reputational harm, monetary fines (such as those imposed by the GDPR and CCPA), civil suits, civil penalties or criminal sanctions and requirements to disclose the breach, and the development of our biologic candidates could be delayed. In addition, we continue to be subject to new and evolving data protection laws and regulations from a variety of jurisdictions, and there is a risk that our systems and processes for managing and protecting data may be found to be inadequate, which could materially adversely affect our business, financial condition and results of operations.

Our operations may involve hazardous materials and are subject to environmental, health, and safety laws and regulations. Compliance with these laws and regulations is costly, and we may incur substantial liability arising from our activities involving the use of hazardous materials.

As a research-based biopharmaceutical company with significant research and development and manufacturing operations, we are subject to extensive environmental, health, and safety laws and regulations, including those governing the use of hazardous materials. Our research and development and manufacturing activities involve the controlled use of chemicals, radioactive compounds, and other hazardous materials. The cost of compliance with environmental, health, and safety regulations (including, but not limited to, the handling and disposal of both our hazardous and non-hazardous waste) is substantial. If an accident involving these materials or an environmental discharge were to occur, we could be held liable for any resulting damages, or face regulatory actions, which could exceed our resources or insurance coverage.

Risks Related to Investment and Securities

We have received a notice of delisting or failure to satisfy a continued listing rule from Nasdaq. Although we have a plan to maintain the listing of our common stock on Nasdaq, we may ultimately be unsuccessful in doing so which could adversely affect our stock price, the flexibility of our investors to sell our common stock in the secondary market, and our ability to raise capital.

On May 26, 2023, we received a written notice from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (Nasdaq) stating that we were not in compliance with Nasdaq Listing Rule 5450(a)(1) (the Minimum Bid Price Rule) because the Company's common stock did not maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. The Company was given an initial 180 calendar day period, or until November 22, 2023, to regain compliance with the Minimum Bid Price Rule.

On November 24, 2023, we received written notice from Nasdaq stating that the Company is eligible for an additional 180 calendar day period, or until May 20, 2024, to regain compliance with the Minimum Bid Price Rule. In the notice, Nasdaq noted that the Company's common stock had not regained compliance with the Minimum Bid Price Rule during the initial 180 calendar day period that ended on November 22, 2023, and that the Company had submitted written notice to Nasdaq of its intention to cure the required Minimum Bid Price Rule deficiency by effecting a reverse stock split prior to May 20, 2024, if necessary. To regain compliance with the minimum bid price requirement, the Company's common stock must be at least $1.00 per share for a minimum of 10 consecutive business days (and generally no more than 20 consecutive business days) during this additional 180 calendar day period. In connection with the Company's eligibility for a second compliance period, the Company's common stock was transferred from the Nasdaq Global Select Market to the Nasdaq Capital Market at the opening of business on November 28, 2023. The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Select Market, and the Company's common stock continues to be listed and traded under the symbol "NKTR" on the Nasdaq Capital Market.

We will continue to actively monitor the closing bid price for its common stock and evaluate available options to regain compliance with the Minimum Bid Price Rule. If we fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist the Company's common stock. At that time, we may appeal Nasdaq's delisting determination to a Nasdaq Listing Qualifications panel (the Panel). There can be no assurance that, if we do appeal any delisting determination by Nasdaq to the Panel, such appeal would be successful. If we are unable to regain compliance in a timely manner, our common stock may become delisted. Any such delisting could adversely affect the price of our common stock and make it more difficult for investors to sell our common stock in the secondary market. In addition, a delisting of our common stock could significantly harm our ability to raise capital necessary to continue our operations.

The price of our common stock has, and may continue to fluctuate significantly, which could result in substantial losses for investors and securities class action and shareholder derivative litigation.

Our stock price is volatile. During the year ended December 31, 2023, based on closing prices on the Nasdaq Capital Market, the closing price of our common stock ranged from $0.42 to $3.15 per share. In response to volatility in the price of our common stock in the past, plaintiffs' securities litigation firms have sought information from us and/or shareholders as part of their investigation into alleged securities violations and breaches of duties (among other corporate misconduct allegations). Following their investigations, plaintiffs' securities litigation firms have often initiated legal action, including the filing of class action lawsuits, derivative lawsuits, and other forms of redress. We expect our stock price to remain volatile and we continue to expect the initiation of legal actions by plaintiffs' securities litigation firms following share price fluctuations. A variety of factors may have a significant effect on the market price of our common stock, including the risks described in this section titled "Risk Factors" and the following:

- announcement of our 2022 and 2023 Restructuring Plans;

- announcements of data from, or material developments in, our clinical studies and those of our collaboration partners, including data regarding efficacy and safety, delays in clinical development, regulatory approval or commercial launch – in particular, the results from clinical studies of bempegaldesleukin and rezpegaldesleukin have had a significant impact on our stock price;

- the timing of outcomes from our clinical trials which can be difficult to predict particularly for clinical studies that have event-driven end points such as progression-free survival and overall survival;

- announcements by collaboration partners as to their plans or expectations related to biologic candidates and approved biologics in which we have a substantial economic interest;

- announcements regarding terminations or disputes under our collaboration agreements;

- fluctuations in our results of operations;

- developments in patent or other proprietary rights, including intellectual property litigation or entering into intellectual property license agreements and the costs associated with those arrangements;

- announcements of technological innovations or new therapeutic products that may compete with our approved partnered products or products under development;

- announcements of changes in governmental regulation affecting us or our competitors;

- litigation brought against us or third parties to whom we have indemnification obligations;

- public concern as to the safety of drug formulations developed by us or others;

- our financing needs and activities; and

- general economic, industry and market conditions, including the impacts of rising inflation and interest rates and global geopolitical tensions.

At times, our stock price has been volatile even in the absence of significant news or developments. The stock prices of biotechnology companies and securities markets generally have been subject to dramatic price swings in recent years. In addition, as a result of our lower stock price, we are no longer a well-known seasoned issuer, which otherwise would allow us to, among other things, file automatically effective shelf registration statements. As a result, any attempt to access the public capital markets will be more expensive and subject to delays.

We have implemented certain anti-takeover measures, which make it more difficult to acquire us, even though such acquisitions may be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even though such acquisitions may be beneficial to our stockholders. These anti-takeover provisions include:

- establishment of a classified board of directors such that not all members of the board may be elected at one time;

- lack of a provision for cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

- the ability of our board to authorize the issuance of "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

- prohibition on stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

- establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- limitations on who may call a special meeting of stockholders.

Further, provisions of Delaware law relating to business combinations with interested stockholders may discourage, delay or prevent a third party from acquiring us. These provisions may also discourage, delay or prevent a third party from acquiring a large portion of our securities or initiating a tender offer or proxy contest, even if our stockholders might receive a premium for their shares in the acquisition over the then-current market prices. We also have a change of control severance benefit plan, which provides for certain cash severance, stock award acceleration and other benefits in the event our employees are terminated (or, in some cases, resign for specified reasons) following an acquisition. This severance plan could discourage a third party from acquiring us.

General Risk Factors

We significantly rely on information technology systems and infrastructure, and any failure, inadequacy, damage, interruption, compromise or breach, or security lapse of that technology within our internal computer systems and infrastructure, or those of our partners, vendors, CROs, CMOs or other contractors or consultants, may result in a material disruption of our development programs and our operations and financial condition.

As part of our business, we collect, store and transmit large amounts of confidential information, proprietary or other sensitive information, including intellectual property and personal data. Despite the implementation of security measures, our internal computer systems and infrastructure or those of our partners, vendors, contract research organizations (CROs), contract manufacturing organizations (CMOs) and other contractors and consultants are vulnerable to loss, damage, compromise, interruption, denial-of-service, unauthorized access, or misappropriation. Cyber incidents have been increasing in frequency, levels of persistence, sophistication and intensity, and can include unauthorized activity by our employees, contractors and other third parties, as well as by third parties who use cyberattack techniques involving malware, hacking and phishing, social engineering and business email compromises, among others. Additionally, the risk of cyber-attacks or other privacy or data security incidents may be heightened as a result of an increase in the number of employees who adopted a remote working environment during the COVID-19 pandemic, which may be less secure and more susceptible to hacking attacks or other security compromises or breaches. Our information technology systems and infrastructure, and those of our partners, vendors, CROs, CMOs or other contractors or consultants are also vulnerable to natural disasters, terrorism, war, telecommunication and electrical failures and the types of interruption, compromise and damage described above. Any such compromise or disruption, no matter the origin, may cause an interruption of our operations. For instance, the loss or misappropriation of preclinical data or data from any clinical trial involving our biologic candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. In addition, the loss, corruption or unauthorized disclosure or misuse of our trade secrets, personal data or other confidential and/or proprietary or sensitive information could compromise the commercial viability of one or more of our programs, which would negatively affect our business. Also, the costs to us to investigate, mitigate and remediate cybersecurity incidents or compromises and comply with applicable legal obligations, including breach notification obligations to individuals, regulators, partners and others, could be significant and our reputation could be materially damaged. We could also be exposed to litigation or regulatory investigations or actions by state and federal governmental authorities and non-U.S. authorities, including fines, penalties, and other legal and financial exposure and liabilities.

Changes in tax law could adversely affect our business and financial condition.

Our business is subject to numerous international, federal, state, and other governmental laws, rules, and regulations that may adversely affect our operating results, including, taxation and tax policy changes, tax rate changes, new tax laws, or revised tax law interpretations, which individually or in combination may cause our effective tax rate to increase. In the U.S., the rules dealing with federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations.

Global economic and political conditions may negatively affect us and may magnify certain risks that affect our business.

Our operations and performance may be affected by global economic and political conditions. For example, our operations and performance (or the operations and performance of our partners and service providers) may be negatively affected by political or civil unrest or military action, terrorist activity, and unstable governments and legal systems. For example, in late February 2022, Russia commenced a military invasion of Ukraine, and the sustained conflict in Ukraine, including the potential effects of sanctions and retaliatory cyber-attacks on the world economy and markets, has contributed to increased market volatility and uncertainty. In particular, sanctions imposed by the U.S., EU and other countries in response to the conflict between Russia and Ukraine and the potential response to such sanctions may have an adverse impact on our business, including our clinical trials, the financial markets and the global economy. In addition, in October 2023, conflicts arose in Israel and Gaza following terrorist attacks in Israel. As the conflicts between Ukraine and Russia and escalating conflicts in the Middle East continue, further sanctions, retaliatory attacks, market volatility and uncertainty may occur, any of which could have a material adverse effect on our business.

As a result of global economic and political conditions, some third-party payers may delay or be unable to satisfy their reimbursement obligations. Job losses or other economic hardships may also affect patients' ability to afford healthcare as a result of increased co-pay or deductible obligations, greater cost sensitivity to existing co-pay or deductible obligations, lost healthcare insurance coverage or for other reasons. Our ability to conduct clinical trials in regions experiencing political or civil unrest could negatively affect clinical trial enrollment or the timely completion of a clinical trial. We believe the aforementioned economic conditions have led and could continue to lead to reduced demand for our and our collaboration partners' drug products, which could have a material adverse effect on our product sales, business and results of operations.

Further, with rising international trade tensions or sanctions, our business may be adversely affected following new or increased tariffs that result in increased global clinical trial costs as a result of international transportation of clinical drug supplies, as well as the costs of materials and products imported into the U.S. Tariffs, trade restrictions or sanctions imposed by the U.S. or other countries could increase the prices of our and our collaboration partners' drug products, affect our and our collaboration partners' ability to commercialize such drug products, or create adverse tax consequences in the U.S. or other countries. As a result, changes in international trade policy, changes in trade agreements and the imposition of tariffs or sanctions by the U.S. or other countries could materially adversely affect our results of operations and financial condition.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, employees, and other stakeholders concerning corporate citizenship and sustainability matters, which include environmental concerns and social investments. We could fail to meet, or be perceived to fail to meet, the expectations of these certain investors, employees and other stakeholders concerning corporate citizenship and sustainability matters, thereby resulting in a negative impact to our business.

If natural disasters or other catastrophic events strike, our business may be harmed.

Our corporate headquarters, including a substantial portion of our research and development operations, are located in the San Francisco Bay Area, a region known for seismic activity and a potential terrorist target. In addition, we own facilities for the manufacture of products using our advanced polymer conjugate technologies in Huntsville, Alabama and own and lease offices in Hyderabad, India. There are no backup facilities for our manufacturing operations located in Huntsville, Alabama. In the event of an earthquake or other natural disaster, catastrophic event caused by climate change, political instability, civil unrest, or terrorist event in any of these locations, our ability to manufacture and supply materials for biologic candidates in development and our ability to meet our manufacturing obligations to our customers would be significantly disrupted and our business, results of operations and financial condition would be harmed. Our collaboration partners and important vendors and suppliers to us or our collaboration partners may also be subject to catastrophic events, such as earthquakes, floods, hurricanes, tornadoes and pandemics any of which could harm our business (including, for example, by disrupting supply chains important to the success of our business), results of operations and financial condition. We have not undertaken a systematic analysis of the potential consequences to our business, results of operations and financial condition from a major earthquake or other catastrophic event, such as a fire, sustained loss of power, terrorist activity or other disaster, and do not have a recovery plan for such disasters. In addition, our insurance coverage may not be sufficient to compensate us for actual losses from any interruption of our business that may occur.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity.

Cyber Risk Management and Strategy

The Company, under the oversight of the audit committee of the board of directors, has implemented and maintains an enterprise risk management process, which includes periodic assessments of various risk categories, including cyber risks, across the Company. Our process for assessing, identifying, and managing risks from cybersecurity threats is informed by industry standards and supported by cybersecurity technologies, including third-party security solutions, monitoring, and alerting tools, designed to monitor, identify, and address cybersecurity risks.

We leverage a managed security service provider and also engage with other third-party providers and consultants to support our cyber risk management efforts, including through periodic security testing. We have a process to assess and review the cybersecurity practices of information technology third-party vendors and service providers, including through review of applicable certifications, security reports, and vendor questionnaires and contractual requirements, as appropriate.

Governance Related to Cybersecurity Risks

Our cyber risk management program and related operations and processes are directed by the Head of IT in consultation with the legal team and our third-party security advisor. Currently, the Head of IT role is held by an individual who has over 20 years of information technology experience. The Head of IT reports to the Chief Legal Officer.

The Head of IT meets with the Chief Legal Officer periodically to discuss and review our cybersecurity risk management processes and to address matters related to potential cybersecurity and information technology risks, with input from the Company's third-party technology providers, as appropriate. In addition, the Head of IT has regular meetings with our managed security service provider to inform our cyber risk management processes and reporting to management. The Head of IT, working with the Chief Legal Officer, provides periodic reports on cybersecurity and information technology matters to the audit committee, which is responsible for reviewing and overseeing the Company's risk management process, including cybersecurity risks.

The Chief Legal Officer and the audit committee periodically report on cybersecurity risk management to the full board of directors. The board of directors, as a whole and through its committees, has responsibility for the periodic review and oversight of information technology risks, including cybersecurity risks.

Our enterprise risk management program is overseen by a risk management committee comprised of senior managers across key functional areas that cover cybersecurity and information technology matters. This committee provides periodic reports and updates, as needed, to the board of directors or one of its designated committees. In collecting information on enterprise risk, cybersecurity is included as a designated risk category, and the results of our enterprise risk assessment processes, including risks related to cybersecurity, are also discussed with the audit committee and among senior management on a periodic basis.

Item 2. Properties

California

We lease a 155,215 square foot facility in the Mission Bay Area of San Francisco, California (Mission Bay Facility), under an operating lease which expires in January 2030. The Mission Bay Facility is our corporate headquarters. We also lease 135,936 square feet of office space in San Francisco (the Third Street Facility), under an operating lease which expires in January 2030.

In connection with our 2022 and 2023 Restructuring Plans, we have consolidated our San Francisco operations in our Mission Bay Facility, and we have vacated our Third Street Facility and certain laboratory and office spaces at our Mission Bay Facility. We have sublet approximately 29,000 square feet of office and laboratory space in our Mission Bay Facility and are seeking to sublease all of the remaining spaces in both Facilities.

Alabama

We currently own facilities consisting of approximately 124,000 square feet in Huntsville, Alabama, which houses laboratories as well as administrative, clinical and commercial manufacturing facilities for our PEGylation and advanced polymer conjugate technology operations as well as manufacturing of APIs for early clinical studies.

Item 3. Legal Proceedings

From time to time, we are subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on The NASDAQ Capital Market under the symbol "NKTR."

Holders of Record

As of February 27, 2024, there were approximately 145 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

There were no sales of unregistered securities and there were no common stock repurchases made during the year ended December 31, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding our equity compensation plans as of December 31, 2023 is disclosed in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K and is incorporated herein by reference from our proxy statement for our 2024 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Performance Measurement Comparison

The material in this section is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall the material in this section be deemed to be incorporated by reference in any registration statement or other document filed with the SEC under the Securities Act or the Exchange Act, except as otherwise expressly stated in such filing.

The following graph compares, for the five year period ended December 31, 2023, the cumulative total stockholder return (change in stock price plus reinvested dividends) of our common stock with (i) the NASDAQ Composite Index, (ii) the NASDAQ Biotechnology Index and (iii) the RDG SmallCap Biotechnology Index. Measurement points are the last trading day of each of our fiscal years ended December 31, 2019, December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023. The graph assumes that $100 was invested on December 31, 2018 in the common stock of the Company, the NASDAQ Composite Index, the NASDAQ Biotechnology Index and the RDG SmallCap Biotechnology Index and assumes reinvestment of any dividends. The stock price performance in the graph is not intended to forecast or indicate future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nektar Therapeutics, the NASDAQ Composite Index,
the NASDAQ Biotechnology Index and the RDG SmallCap Biotechnology Index



| ——☐—— Nektar Therapeutics | --△-- NASDAQ Composite |
| —⊖— NASDAQ Biotechnology | —✳— RDG SmallCap Biotechnology |

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as factors described in "Part I, Item 1A — Risk Factors."

Overview

Strategic Direction of Our Business

Nektar Therapeutics is a clinical stage, research-based drug discovery biopharmaceutical company focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. We apply our deep understanding of immunology and unparalleled expertise in polymer chemistry to create innovative drug candidates and use our drug development expertise to advance these molecules through preclinical and clinical development. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g. rezpegaldesleukin and NKTR-0165, respectively) and cancer (e.g. NKTR-255). We continue to make significant investments in building and advancing our pipeline of drug candidates as we believe that this is the best strategy to build long-term shareholder value.

In April of 2022 and 2023, we implemented the 2022 Restructuring Plan and 2023 Restructuring Plan, respectively, which both prioritized key research and development efforts that will be most impactful to the Company's future. Central to both plans is the continuation of clinical development of both rezpegaldesleukin (previously referred to as NKTR-358) and NKTR-255 programs as well as our core research programs in immunology that include a separate tumor necrosis factor receptor 2 agonist antibody (NKTR-0165).

Autoimmune and inflammatory diseases cause the immune system to mistakenly attack and damage healthy cells in a person's body. A failure of the body's self-tolerance mechanisms enables the formation of the pathogenic T lymphocytes that conduct this attack. Our drug candidate rezpegaldesleukin is a potential first-in-class resolution therapeutic that may address this underlying immune system imbalance in people with autoimmune disorders and inflammatory diseases. It is designed to target the interleukin-2 (IL-2) receptor complex in the body in order to stimulate proliferation of powerful inhibitory immune cells known as regulatory T cells (Treg cells). By activating these cells, rezpegaldesleukin may act to bring the immune system back into balance. Rezpegaldesleukin is being developed as a once or twice monthly self-administered injection for a number of autoimmune disorders and inflammatory diseases.

On October 13, 2023, we announced final efficacy data from a Phase 1b study of rezpegaldesleukin in adult patients with atopic dermatitis (Phase 1b AD Study) at the European Academy of Dermatology and Venereolgy conference. The final efficacy data from the Phase 1b AD study showed that patients with moderate-to-sever atopic dermatitis that were treated with rezpegaldesluekin had dose-dependent improvements in the eczema area and severity index (EASI), validated investigated global assessment (vIGA), body surface area (BSA), and itch numeric rating scale (NRS) over twelve weeks of treatment compared to placebo, which were sustained post-treatment over an additional thirty-six weeks. Rezpegaldesleukin was well tolerated with no patients in the rezpegaldesleukin groups experiencing severe, serious, or fatal adverse events, and no anti-rezpegaldesleukin antibodies were detected.

In late October 2023, we initiated a Phase 2b clinical study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting the initiation of a new Phase 2b clinical study in patients with alopecia areata by the end of March 2024. We also plan to explore other auto-immune indications for the development of rezpegaldesleukin. We developed rezpegaldesleukin and currently own full rights to this drug candidate. Although we previously entered into a license agreement with Eli Lilly and Company in 2017 (the Lilly Agreement) to develop and commercialize rezpegaldesleukin, on April 23, 2023, we received from Lilly a notice of at-will termination of the Lilly Agreement, and on April 27, 2023, we announced that we would be regaining full rights to rezpegaldesleukin.

In oncology, we focus on developing medicines that target biological pathways that stimulate and sustain the body's immune response in order to fight cancer. Our drug candidate NKTR-255 is an investigational biologic that is designed to target the IL-15 pathway in order to activate the body's innate and adaptive immunity. Through optimal engagement of the IL-15 receptor complex, NKTR-255 is designed to enhance functional NK cell populations and formation of long-term immunological memory, which may lead to sustained and durable anti-tumor immune response. We are continuing select developmental studies of NKTR-255 in combination with cell therapies and checkpoint inhibitors while we evaluate additional strategic partnership pathways for the program.

We initiated a Nektar-sponsored Phase 2/3 study to evaluate NKTR-255 following Yescarta® or Breyanzi® CD19 CAR-T cell therapy in patients with large B-cell lymphoma, and the Fred Hutchinson Cancer Center is evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma as an investigator sponsored study. We are continuing our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study. We expect to receive topline data from the study in the second half of 2024. We entered into a new clinical study collaboration with AbelZeta Pharma, Inc. (AbelZeta) (formerly known as CBMG Holdings) to study NKTR-255 in combination with its C-TIL051, a tumor-infiltrating lymphocyte (TIL) therapy, in advanced non-small cell lung cancer (NSCLC) patients that are relapsed or refractory to anti-PD-1 therapy. Under the collaboration, we will contribute NKTR-255 and AbelZeta will add NKTR-255 to its ongoing AbelZeta-sponsored Phase 1 clinical trial. We also have an ongoing investigator sponsored study evaluating NKTR-255 in combination with IMFINZI (darvulumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation.

We continue to advance our most promising research drug candidates into preclinical development with the objective of advancing these early-stage research programs to human clinical studies over the next several years. Our lead research program, NKTR-0165, is our preclinical tumor necrosis factor (TNF) receptor type II (TNFR2) agonist asset, which we believe is a unique bivalent antibody that selectively stimulates TNFR2 receptor activity, without modulation of the TNFR1 signaling. TNFR2 signaling drives immunoregulatory function and can provide a direct protective effect for tissue cells. TNFR-2 is highly expressed on Tregs, neuronal cells and endothelial cells and has been shown to potentiate the suppressive effects and overall functional properties of Tregs. Our focus on TNFR2 antibody candidates that show selective Treg cell binding and signaling profiles that may be developed for treatment of autoimmune diseases, such as ulcerative colitis, multiple sclerosis and vitiligo. We are carrying out Investigational New Drug (IND) enabling studies for this program in 2024, after having exercised an option to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to a research collaboration and license option agreement we entered into with Biolojic Design, Ltd. in 2021.

We have historically derived substantially all of our revenue and significant amounts of research and development operating capital from our collaboration agreements. In addition to payments received under the Lilly Agreement, we have received upfront and milestone payments and cost-sharing reimbursements under a number of other previous collaboration agreements, and certain of our collaboration partners, including Lilly, have borne substantial costs of developing our drug candidates. Following the return of our rights to develop rezpegaldesleukin from Lilly, unless we enter into a new collaboration agreement, we will bear all the costs of developing our pipeline drug candidates, other than our clinical collaborations for NKTR-255 described above.

Several of our historical collaboration agreements have resulted in approved drugs, for which we may continue to manufacture the polymer reagents used in the production of the drug products and may be entitled to royalties for net sales of these approved drugs. However, we have sold the majority of our rights to receive royalties under these arrangements, including:

- 2012 Purchase and Sale Agreement: In 2012, we sold all of our rights to receive royalties from CIMZIA® (for the treatment of Crohn's disease and other autoimmune indications) and MIRCERA® (for the treatment of anemia associated with chronic kidney disease) under our collaborations with UCB Pharma (UCB) and F. Hoffmann-La Roche Ltd, respectively, to RPI Finance Trust (RPI), an affiliate of Royalty Pharma for $124.0 million.

- 2020 Purchase and Sale Agreement: In December 2020, we sold our rights, subject to a cap, to receive royalties from MOVANTIK® / MOVENTIG® (for the treatment of opioid-induced constipation), ADYNOVATE® / ADYNOVI® (a half-life extension product of Factor VIII) and other hemophilia products, under our arrangements with AstraZeneca AB, Baxalta, Inc. (a wholly owned-subsidiary of Takeda Pharmaceutical Company Ltd.), and Novo Nordisk A/S, respectively, for $150.0 million to entities managed by Healthcare Royalty Management (HCR) under a capped sale arrangement, such that all future royalties return to Nektar if HCR receives $210.0 million in royalties by December 31, 2025 (the 2025 Threshold) or $240.0 million if the 2025 Threshold is not met. On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for $15.0 million. See Note 5 to our Consolidated Financial Statements for additional information.

Our business is subject to significant risks, including the risks inherent in our development efforts, the results of our clinical trials, our dependence on the marketing efforts by our collaboration partners, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. Drug research and development is an inherently uncertain process with a high risk of failure at every stage prior to approval. The timing and outcome of clinical trial results are extremely difficult to predict. Clinical development successes and failures can have a disproportionately positive or negative impact on our scientific and medical prospects, financial condition and prospects, results of operations and market opportunities. For a discussion of these and some of the other key risks and uncertainties affecting our business, see Item 1A "Risk Factors."

With respect to financing our near-term business needs, as set forth below in "Key Developments and Trends in Liquidity and Capital Resources," we estimate we have working capital to fund our current business plans through at least the next twelve months. At December 31, 2023, we had approximately $329.4 million in cash and investments in marketable securities.

Results of Operations

The results of operations for the years ended December 31, 2023 and 2022 is presented below. Additional information required by Item 7 for the year ended December 31, 2021 can be found in Item 7 in our Annual Report on Form 10-K for the year December 31, 2022, filed with the SEC on February 28, 2023.

	Year Ended December 31,		$ Change 2023 vs. 2022	% Change 2023 vs. 2022
	2023	2022		
Revenue:				
Product sales	$ 20,681	$ 20,348	$ 333	2%
Non-cash royalty revenue related to sales of future royalties	68,921	69,794	(873)	(1)%
License, collaboration and other revenue	520	1,913	(1,393)	(73)%
Total revenue	90,122	92,055	(1,933)	(2)%
Operating costs and expenses:				
Cost of goods sold	33,768	21,635	12,133	56%
Research and development	114,162	218,323	(104,161)	(48)%
General and administrative	77,417	92,333	(14,916)	(16)%
Restructuring, impairment and costs of terminated program	51,958	135,930	(83,972)	(62)%
Impairment of goodwill	76,501	—	76,501	n/m
Total operating costs and expenses	353,806	468,221	(114,415)	(24)%
Loss from operations	(263,684)	(376,166)	112,482	(30)%
Non-operating income (expense):				
Change in fair value of development derivative liability	—	33,427	(33,427)	(100)%
Non-cash interest expense on liability related to sale of future royalties	(25,334)	(28,911)	3,577	(12)%
Interest income	19,009	6,783	12,226	180%
Other income (expense), net	(6,247)	(116)	(6,131)	5285%
Total non-operating income (expense), net	(12,572)	11,183	(23,755)	(212)%
Loss before provision for income taxes	(276,256)	(364,983)	88,727	(24)%
Provision (benefit) for income taxes	(200)	3,215	(3,415)	(106)%
Net loss	$ (276,056)	$ (368,198)	$ 92,142	(25)%

n/m - not meaningful

Revenue

Our revenue as historically been derived from our collaboration agreements, under which we may receive product sales revenue, royalties, and license fees, as well as development and sales milestones and other contingent payments. We recognize revenue when we transfer promised goods or services to our collaboration partners.

- **Product sales and Cost of goods sold:** Product sales include predominantly fixed price manufacturing and supply agreements with our collaboration partners and are the result of firm purchase orders from those partners. Accordingly, the revenue recognized in a given period is based solely on the demand and requirements of our collaboration partners and is not ratable throughout the year. We expect product sales to increase for 2024 as compared to 2023 due to increased demand from our partners with a corresponding increase in cost of goods sold.

  We have a manufacturing arrangement with UCB that includes a fixed price which is less than the fully burdened manufacturing cost for the reagent, and we expect this situation to continue in future years. As a result of this arrangement, gross margin was negative for the years ended December 31, 2023 and 2022.

  Following the termination of our bempegaldesleukin program, our manufacturing facility has decreased support of our research and development programs. Consequently, we have decreased the allocation of our manufacturing facility costs to research and development expense, which has increased our inventory cost and increased our negative gross margin. We expect the allocation of our manufacturing facility costs to research and development expense in 2024 to be consistent with 2023.

For the year ended December 31, 2023, we recorded a provision of $2.0 million for the net realizable value of our batches as an increase to cost of goods sold. Our manufacturing agreement with UCB provides for a fixed price which we had negotiated in exchange for a higher royalty rate. Accordingly, when evaluating the net realizable value of our inventory for UCB, we include the negotiated increase of the royalties in our analysis, and the aggregate revenue has historically been greater than our manufacturing cost. Due to the decrease in the royalty rate for 2024 as a result of a settlement agreement with UCB, the aggregate revenue is expected to be less than our manufacturing cost, and therefore we recorded a provision for net realizable value. See Note 5 to our Consolidated Financial Statements for additional information on the settlement agreement with UCB. We expect the provision to increase in 2024 because the further decrease in the royalty rate for 2025 will further decrease the aggregate revenue and therefore decrease the net realizable value of the inventory.

During the three months ended September 30, 2023, we recorded a provision for inventory obsolescence of $3.7 million as an increase to cost of goods sold for certain batches produced in our Huntsville, Alabama manufacturing facility, as a result of our identification of a quality concern of a solvent obtained from a third party that was used in the manufacturing of these batches. During the three months ended December 31, 2023, based on further analysis and partner approval, we reversed the provision and recorded a $3.7 million benefit to cost of goods sold.

- **Non-cash royalty revenue and Non-cash interest expense:** We recognize non-cash royalty revenue and non-cash interest expense resulting from royalties on several products for which we had previously sold our rights to receive royalties under the 2012 and 2020 Purchase and Sale Agreements. See Note 5 to our Consolidated Financial Statements for additional information regarding these agreements. These non-cash revenues and expenses have no affect on our cash flows, and we do not consider them material to our operations. We expect non-cash royalty revenue to decrease for 2024 as compared to 2023 due to decrease in royalty rate from UCB, and we expect non-cash interest expense to decrease as a result of the lower liability balance.

  On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for $15.0 million. See Note 5 to our Consolidated Financial Statements for additional information.

- **License, collaboration and other revenue:** License, collaboration and other revenue includes the recognition of upfront payments, milestone and other contingent payments received in connection with our license and collaboration agreements. The amount of revenue depends in part upon the estimated recognition period of the upfront payments allocated to continuing performance obligations, the achievement of milestones and other contingent events, the continuation of existing collaborations, the amount of research and development work, and entering into new collaboration agreements, if any. License, collaboration and other revenue was not material for 2022 or 2023, and, unless we enter into a new collaboration agreement with upfront payments, we do not expect to recognize significant revenue for the full year 2024.

  The timing and future success of our drug development programs and those of our collaboration partners are subject to a number of risks and uncertainties. See Item 1A. Risk Factors for discussion of the risks associated with the complex nature of our collaboration agreements.

Research and Development Expense

Research and development expense consists primarily of clinical study costs, contract manufacturing costs, direct costs of outside research, materials, supplies, licenses and fees as well as personnel costs (including salaries, benefits, and non-cash stock-based compensation). Research and development expense also includes certain overhead allocations consisting of support and facilities-related costs. Where we perform research and development activities under a joint development collaboration, such as our collaboration with BMS, we record the expense reimbursement from our partners as a reduction to research and development expense, and we record our share of our partners' expenses as an increase to research and development expense.

The following table presents expenses incurred for direct third-party costs, including clinical and regulatory services, contract manufacturing, clinical supplies, and preclinical study support for each of our drug candidates. The table also presents other costs and overhead consisting of personnel, overhead and other indirect costs as we utilize our employee and infrastructure resources across multiple development and research programs (in thousands):

| | Clinical Study Status(1) | Year Ended December 31, | |
		2023	2022
Bempegaldesleukin (CD122-preferential IL-2 pathway agonist)(2)	Terminated	—	29,614
NKTR-255 (IL-15 receptor agonist)	Phase 1/2	26,132	27,670
Rezpegaldesleukin (cytokine Treg stimulant)(3)	Phase 2b	14,554	11,148
NKTR-0165 (tumor necrosis factor receptor type II agonist)	Preclinical	9,345	1,804
Discovery research, manufacturing and other costs	Various	1,862	9,403
Total clinical development, contract manufacturing and other third party costs		51,893	79,639
Personnel, overhead and other costs(4)		45,503	103,453
Stock-based compensation and depreciation		16,766	35,231
Research and development expense		$ 114,162	$ 218,323

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(1) Clinical Study Status as of December 31, 2023. Definitions are provided in Part I, Item 1. Business.

(2) In April 2022, BMS and we terminated the development of the bempegaldesleukin program. We report development expenses for bempegaldesleukin in research and development expense for the first quarter of 2022. For the remaining three quarters of 2022 and all of 2023, we report third party costs for the wind down of the bempegaldesleukin program in restructuring, impairment and costs of terminated program. The amounts for the quarter ended March 31, 2022 includes a net reduction of $15.1 million for the BMS reimbursement.

(3) The amounts include our 25% share of costs incurred by Lilly for the Phase 1b and Phase 2 development of rezpegaldesleukin. Lilly was responsible for 75% of costs.

(4) The amounts include reductions of $9.8 million employee cost reimbursements from BMS under our collaboration for the quarter ended March 31, 2022. For the remaining three quarters of 2022 and all of 2023, we reported direct employee costs supporting the wind down of the bempegaldesleukin program in restructuring, impairment and costs of terminated program.

As discussed in Note 1 to our Consolidated Financial Statements, in April 2022, BMS and we decided to discontinue development of bempegaldesleukin in combination with Opdivo®, and we have also decided to discontinue all other development of bempegaldesleukin. BMS and we have each substantially wound down our respective clinical trials under the BMS Collaboration Agreement. Beginning with the second quarter of 2022, we report clinical trial expense, other third-party costs and employee costs for the bempegaldesleukin program, net of the reimbursement from BMS, within restructuring, impairment and costs of terminated program in our Consolidated Statement of Operations. Accordingly, research and development expense decreased by $29.6 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022 for third-party costs, net of the BMS reimbursement, for the termination of the bempegaldesleukin program.

As discussed in Note 8 to our Consolidated Financial Statements, pursuant to our 2022 Restructuring Plan, we completed the termination of approximately 70% of our then current workforce during 2022, and, in April 2023, we announced our 2023 Restructuring Plan to reduce our San Francisco-based workforce by approximately 60%, which was substantially completed by June 2023. Accordingly, research and development expense decreased by $52.6 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022 for employee costs, including non-cash stock-based compensation expense, net of the BMS reimbursement, primarily as a result of these Restructuring Plans. Research and development expense also decreased for the year ended December 31, 2023, as compared to the year ended December 31, 2022, due to lower allocations of support and facilities-related costs, primarily as a result of these Restructuring Plans. We expect employee costs, including stock-based compensation expense, and allocations of support and facilities-related costs to decrease for 2024 as compared to 2023 due to the 2023 Restructuring Plan.

Following the termination of the Lilly collaboration agreement in 2023, we have initiated a Phase 2b study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting the initiation of a new Phase 2b clinical study in patients with alopecia areata by the end of March 2024. We expect the costs of these two Phase 2b clinical trials to increase significantly in 2024 as these studies progress. Costs in both years presented include development costs for rezpegaldesleukin under our collaboration agreement with Lilly as Lilly conducted its clinical trials, for which we were responsible for 25% of costs and Lilly was responsible for 75% of costs. We do not expect to incur further expenses in 2024 from this collaboration.

We incurred research and development expense in the periods presented for development costs and manufacturing activities for NKTR-255, including the Nektar-sponsored Phase 2/3 study to evaluate NKTR-255 following Yescarta® or Breyanzi® CD19 CAR-T cell therapy in patients with large B-cell lymphoma, the Fred Hutchinson Cancer Center investigator-sponsored study evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma, our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study, and an ongoing investigator sponsored study evaluating NKTR-255 in combination with IMFINZI (darvulumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation. We will continue to incur these costs of developing NKTR-255 in 2024.

In the year-ended December 31, 2023, for our NKTR-0165 program, we exercised an option to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to a research collaboration and license option agreement we entered into with Biolojic Design, Ltd. in 2021. We will carry out IND enabling studies for this program in 2024.

We expect research and development expense in total to increase slightly in 2024 as compared to 2023 primarily due to the increased expense for the development of rezpegaldesleukin in the Phase 2b trials.

The timing and amount of our future clinical trial expenses will vary significantly based upon our evaluation of ongoing clinical results and the structure, timing, and scope of additional clinical development programs and potential clinical collaboration partnerships (if any) for these programs.

In addition to our drug candidates that we plan to evaluate in clinical development during 2024 and beyond, we believe it is vitally important to continue our substantial investment in a pipeline of new drug candidates to continue to build the value of our drug candidate pipeline and our business. We continue our interest in identifying new drug candidates across a wide range of molecule classes, including small molecules and large proteins, peptides and antibodies, across multiple therapeutic areas. We also plan from time to time to evaluate opportunities to in-license potential drug candidates from third parties to add to our drug discovery and development pipeline. We plan to continue to advance our most promising early research drug candidates into preclinical development with the objective to advance these early stage research programs to human clinical studies over the next several years.

Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our drug candidates through clinical development, each drug candidate must be tested in numerous preclinical safety, toxicology and efficacy studies. We then conduct clinical studies for our drug candidates that take several years to complete. The cost and time required to complete clinical trials may vary significantly over the life of a clinical development program as a result of a variety of factors, including but not limited to:

- the number of patients required for a given clinical study design;

- the length of time required to enroll clinical study participants;

- the number and location of sites included in the clinical studies;

- the clinical study designs required by the health authorities (i.e. primary and secondary endpoints as well as the size of the study population needed to demonstrate efficacy and safety outcomes);

- the potential for changing standards of care for the target patient population;

- the competition for patient recruitment from competitive drug candidates being studied in the same clinical setting;

- the costs of producing supplies of the drug candidates needed for clinical trials and regulatory submissions;

- the safety and efficacy profile of the drug candidate;

- the use of clinical research organizations to assist with the management of the trials; and

- the costs and timing of, and the ability to secure, approvals from government health authorities.

Furthermore, our strategy includes the potential of entering into collaborations with third parties to participate in the development and commercialization of some of our drug candidates such as the collaboration that we have already completed for rezpegaldesleukin, or clinical collaborations where we would share costs and operational responsibility with a partner. In certain situations, the clinical development program and process for a drug candidate and the estimated completion date will largely be under the control of that third party and not under our control. We cannot forecast with any degree of certainty which of our drug candidates will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

General and Administrative Expense

General and administrative expense includes the cost of administrative staffing, commercial, finance and legal activities. As discussed in Note 8 to our Consolidated Financial Statements, pursuant to our 2022 Restructuring Plan, which we announced in April 2022, we completed the termination of approximately 70% of our then current workforce during 2022, and, in April 2023, we announced our 2023 Restructuring Plan to further reduce our San Francisco-based workforce by approximately 60%, which we substantially completed by June 2023. As a result of our 2022 Restructuring Plan, the commercial organization was eliminated and all other bempegaldesleukin-related commercialization activities ceased. Accordingly, as a result of these Restructuring Plans, general and administrative expense decreased for year ended December 31, 2023 as compared to the year ended December 31, 2022.

We expect general and administrative expense will decrease slightly for 2024 as compared to 2023.

Restructuring, Impairment and Costs of Terminated Program

As discussed in Note 8 to our Consolidated Financial Statements, in April 2022, we announced the termination of the bempegaldesleukin program and the 2022 Restructuring Plan, pursuant to which we completed an approximate 70% reduction of our then current workforce in 2022, and in April 2023, we announced our 2023 Restructuring Plan to reduce our San Francisco-based workforce by approximately 60%. In connection with these events, we reported the following costs in Restructuring, impairment and ther costs of terminated program as further described and disclosed in Note 8 to our Consolidated Financial Statements (in thousands):

	Year Ended December 31,			
	2023			2022
	2022 Restructuring Plan	2023 Restructuring Plan	Total	2022 Restructuring Plan
Clinical trial expense, other third-party and employee costs for the wind down of the bempegaldesleukin program	$ 5,492	$ —	$ 5,492	$ 31,693
Severance and benefit expense	—	7,885	7,885	30,904
Impairment of right-of-use assets and property, plant and equipment	14,728	20,600	35,328	65,761
Loss (gain) on sale or disposal of other property, plant and equipment, net	—	1,300	1,300	(3,326)
Contract termination and other restructuring costs	1,919	34	1,953	10,898
Restructuring, impairment and costs of terminated program	$ 22,139	$ 29,819	$ 51,958	$ 135,930

- Clinical trial expense, other third-party and employee costs for the wind down of the bempegaldesleukin program: The expense decreased for the year ended December 31, 2023 as compared to the year ended December 31, 2022, as we continued to wind down the bempegaldesleukin program. We expect these costs to decrease in 2024.

- Severance and benefits expense: The severance expense recorded in each year reflects the entire expense for the Restructuring Plan of such year. We do not expect to recognize any further severance expense under the 2022 or 2023 Restructuring Plans in 2024.

- Impairment of right-of-use assets and property, plant and equipment: The non-cash impairment charges for 2022 are primarily for our leased space on Third St., reflecting lower rental recovery rates and extended time to enter into a sublease. The non-cash impairment charge for 2023 are primarily for office and laboratory space on Mission Bay Blvd. South and our office space on Third St., reflecting deteriorations in both the laboratory and office lease markets. We will continue to update our estimates based on changes in market conditions, whether or not we are able to enter into subleases and, if we do enter into subleases, the economic terms of such subleases, and we may record non-cash impairment charges in future periods as these estimates change.

- Loss (gain) on sale or disposal of property, plant and equipment: We recognized a net gain of $3.3 million for the sale of property, plant and equipment for the full year 2022, primarily resulting from the sale of our research and development facility in India. The net loss in 2023 relates to the sale of excess lab equipment.

- Contract termination and other restructuring charges: The costs in both years relate primarily to the 2022 Restructuring Plan. The costs related to the 2023 Restructuring Plan is insignificant.

Impairment of Goodwill

As discussed in Note 9 to our Consolidated Financial Statements, during the three months ended March 31, 2023 our stock price and resulting market capitalization experienced a significant, sustained decline. As a result and in accordance with ASC 350-20 *Goodwill* and ASC 820-10 *Fair Value Measurement*, we measured the fair value of the Company based on income and market approaches. Based on this analysis, we wrote off all of our goodwill in the three months ended March 31, 2023. We had previously recognized goodwill primarily from our acquisitions of Shearwater Corp. and Aerogen, Inc. in 2001 and 2005, respectively.

Change in Fair Value of Development Derivative Liability

We recorded a gain for the change in fair value of development derivative liability in the three months ended March 31, 2022 because we decided to discontinue the development of bempegaldesleukin, and therefore reduced the liability to zero as of March 31, 2022. See Note 7 to our Consolidated Financial Statements for additional information.

Interest Income

Interest income increased for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to increases in market interest rates, which was partially offset by lower investment balances as we have utilized our cash to fund our operations. We expected interest income to decrease for 2024 due to lower investment balances as we fund our operations.

Other income (expense), net

We recorded a net loss of $5.1 million for the reclassification of the cumulative translation adjustment for the wind down of our foreign subsidiaries in the year ended December 31, 2023. We do not expect to recognize significant reclassification adjustments in 2024.

Liquidity and Capital Resources

We have financed our operations primarily through revenue from upfront and milestone payments under our strategic collaboration agreements, royalties and product sales, as well as public and private placements of debt and equity securities. As of December 31, 2023, we had approximately $329.4 million in cash and investments in marketable securities. After December 31, 2023, we entered into the following financing transactions:

- On February 12, 2024, for total cash consideration of $3.0 million, we repurchased the 8.3 million shares previously sold to BMS. See Note 7 to our Consolidated Financial Statements for additional information.

- On March 4, 2024, we entered into a Securities Purchase Agreement with TCG Crossover Fund II, L.P. (TCG) wherein TCG agreed to purchase pre-funded warrants to purchase an aggregate 25,000,000 shares of Nektar's common stock at a price of $1.20 per share for gross proceeds of $30.0 million. The closing of the purchase is expected to occur on or before March 6, 2024.

- On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for $15.0 million. See Note 5 to our Consolidated Financial Statements for additional information.

We estimate that we have working capital to fund our current business plans for at least the next twelve months from the date of filing.

We expect the clinical development of our drug candidates, including rezpegaldesleukin and NKTR-255, will continue to require significant investment to continue to advance in clinical development with the objective of obtaining regulatory approval or entering into one or more collaboration partnerships. In the past, we have received a number of significant payments from collaboration agreements and other significant transactions, including $1.9 billion in total consideration received under our arrangement with BMS, development cost reimbursements from BMS, and a $150.0 million upfront payment from Lilly for our collaboration agreement for rezpegaldesleukin. Additionally, certain of our collaboration partners, including Lilly, have borne substantial costs of developing our drug candidates. Following the return of our rights to develop rezpegaldesleukin from Lilly, however, unless we enter into a new collaboration agreement, we bear all the costs of developing our pipeline drug candidates, other than our clinical collaborations for NKTR-255 described above.

Our current business is subject to significant uncertainties and risks as a result of, among other factors, clinical and regulatory outcomes for rezpegaldesleukin and NKTR-255; the sales levels for those products, if and when they are approved; whether, when and on what terms we are able to enter into new collaboration transactions; expenses being higher than anticipated, unplanned expenses and the need to satisfy contingent liabilities, including litigation matters and indemnification obligations; and cash receipts, including sublease income, being lower than anticipated.

We have no credit facility or any other sources of committed capital. The availability and terms of various financing alternatives, if required in the future, substantially depend on many factors including the success or failure of drug development programs in our pipeline. The availability and terms of financing alternatives and any future significant payments from existing or new collaborations depend on the positive outcome of ongoing or planned clinical studies, whether we or our partners are successful in obtaining regulatory authority approvals in major markets, and if approved, the commercial success of these drugs, as well as general capital market conditions. We may pursue various financing alternatives to fund the expansion of our business as appropriate.

As a result of our 2022 and 2023 Restructuring Plans, we are seeking to sublease all of our laboratory and office space on Mission Bay Blvd. South and our office space on Third St., and we have current subleases for a portion of our laboratory and office spaces on Mission Bay Blvd. South. The San Francisco Bay Area office lease market has been negatively impacted by economic uncertainties, particularly impacting the technology industry, and the change in work habits due to the COVID-19 pandemic, as employees continue to work remotely. Accordingly, for our vacant office space on Third St., there is significant uncertainty as to whether or when we will be able to enter into a sublease as well as the economic terms of such subleases, if any. While the San Francisco Bay Area life sciences sublease market remained strong during 2022, it has weakened during 2023, including a significant increase in available sublease space in San Francisco, California. Accordingly, there is increased uncertainty as to whether or when we will be able to enter into a sublease as well as the economic terms of such subleases, if any.

Due to the potential for adverse developments in the credit markets, we may experience reduced liquidity with respect to some of our investments in marketable securities. These investments are generally held to maturity, which, in accordance with our investment policy, is less than two years. However, if the need arises to liquidate such securities before maturity, we may experience losses on liquidation. To date we have not experienced any liquidity issues with respect to these securities. We believe that, even allowing for potential liquidity issues with respect to these securities and the effect of various conditions on the financial markets, our remaining cash and investments in marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months.

Cash flows from operating activities

Cash flows used in operating activities for the years ended December 31, 2023 and 2022 totaled $192.6 million and $304.0 million, respectively.

We expect that cash flows used in operating activities, excluding upfront, milestone and other contingent payments received, if any, will increase for 2024 as compared to 2023 due to the development of rezpegaldesleukin in the Phase 2b trials discussed above.

Cash flows from investing activities

During the years ended December 31, 2023 and 2022, the maturities and sales of our investments, net of purchases, totaled $139.2 million and $358.3 million, respectively, which we used to fund our operations.

We paid $5.7 million for the purchase or construction of property, plant and equipment in the years ended December 31, 2022, and we also received $13.2 million from the sales of property, plant and equipment, primarily from the sale of our research and development facility in India during the year ended December 31, 2022. Our purchases and sales of property, plant and equipment for the year ended December 31, 2023 were not significant.

Cash flows from financing activities

Our cash flows from financing activities for the years December 31, 2023 and 2022 were not significant.

Critical Accounting Policies and Estimates

The preparation and presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from those estimates under different assumptions or conditions. We have determined that, for the periods in this report, the following accounting policies and estimates are critical in understanding our financial condition and the results of our operations.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. In the case of property, plant and equipment and right-of-use assets for our leases, we determine whether there has been an impairment by comparing the carrying value of the asset to the anticipated undiscounted net cash flows associated with the asset. If such cash flows are less than the carrying value, we write down the asset to its fair value, which may be measured as anticipated discounted net cash flows associated with the asset.

As discussed in Note 8, in connection with our 2022 and 2023 Restructuring Plan, we have consolidated our San Francisco operations in our Mission Bay Facility, and we have vacated our Third St. Facility and certain laboratory and office spaces at our Mission Bay Facility. We have decided to sublease all of our leased spaces in the Third St. Facility and the Mission Bay Facility, and we have sublet 29,000 square feet of space. Accordingly, we evaluated each space for impairment when management decided to sublease the respective space and at each reporting date thereafter, as facts and circumstances change. The significant assumptions in our impairment analysis relate to sublease income, including the length of time to enter into a sublease, sublease rental payments, free rent periods, tenant improvement allowances and broker commissions. When available, we use sublease negotiations or agreements, but in the absence of such information, we develop our own subjective estimates based on current real estate trends and market conditions. Accordingly, our estimates are subject to significant risk, and the terms of sublease agreements, if any, and the resulting amount and timing of sublease income, if ever realized, may be materially different than our estimates.

As part of our evaluation of each sublease space, we separately compare the estimated undiscounted sublease income, as described above, for each sublease to the net book value of the related long-term assets, which include right-of-use assets and certain property, plant and equipment, primarily for leasehold improvements (collectively, sublease assets). If such sublease income exceeds the net book value of the sublease assets, we do not record an impairment charge. Otherwise, we record an impairment charge by reducing the net book value of the sublease assets to their estimated fair value, which we determined by discounting the estimated sublease income using the estimated borrowing rate of a market participant subtenant. Determination of these key assumptions is complex and highly judgmental.

For certain impairment charges, we used the terms of active sublease negotiations or agreements to estimate sublease income. However, for the most significant impairment charges we recorded, we developed our estimates of the time to enter into a sublease and sublease payments, including estimated free rent periods, based on current real estate trends and market conditions. Accordingly, if our estimates for the time to enter the sublease and estimated free rent periods were longer (shorter), the impairment charge would be greater (smaller), and if our estimates for the rental rates were lower (higher), the impairment charge would be greater (smaller). Given the current office and life sciences lease market rental conditions in San Francisco and the larger Bay Area, our estimates are subject to significant uncertainty. The ultimate amount of sublease income may be significantly lower or higher than the amounts used to record our impairment charges, and we may record additional impairment charges in future periods as our estimates change or when we enter into sublease negotiations or execute a sublease agreement.

Collaborative Arrangements

When we enter into collaboration agreements with pharmaceutical and biotechnology partners, we assess whether the arrangements fall within the scope of Accounting Standards Codification (ASC) 808, *Collaborative Arrangements* (ASC 808) based on whether the arrangements involve joint operating activities and whether both parties have active participation in the arrangement and are exposed to significant risks and rewards. To the extent that the arrangement falls within the scope of ASC 808, we assess whether the payments between us and our collaboration partner fall within the scope of other accounting literature. If we conclude that payments from the collaboration partner to us represent consideration from a customer, such as license fees and contract research and development activities, we account for those payments within the scope of ASC 606, *Revenue from Contracts with Customers*. However, if we conclude that our collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, we record such payments as a reduction of research and development expense or general and administrative expense, based on where we record the underlying expense.

We have concluded that our collaboration agreements with BMS and Lilly fall within the scope of ASC 808. We concluded that the upfront and milestone payments under these arrangements fall within the scope of ASC 606 and therefore recognize these payments as revenue in license, collaboration and other revenue. However, due to the collaborative nature of our joint development and commercialization of bempegaldesleukin, we recognize the reimbursements we receive from BMS for their share of the costs that we incur for the development, manufacturing and commercialization of bempegaldesleukin as a reduction of research and development expense; general and administrative expense; or restructuring, impairment and costs of terminated program, as applicable.

Revenue Recognition

We recognize license, collaboration and other research revenue, including the upfront fees and milestone payments based on the facts and circumstances of each contractual agreement. At the inception of each agreement, we determine which promises represent distinct performance obligations, for which management must use significant judgment. Additionally, at inception and at each reporting date thereafter, we must determine and update, as appropriate, the transaction price, which includes variable consideration such as development and commercial launch milestones. We must use judgment to determine when to include the variable consideration for these milestones in the transaction price such that inclusion of such variable consideration will not result in a significant reversal of revenue recognized when the contingency surrounding the variable consideration is resolved. Due to the significant uncertainties involved with clinical development and regulatory approval, we generally do not believe that we would update the transaction price before events that are outside of our control occur, such as the release of clinical trial results, regulatory acceptance of a BLA or similar filing or regulatory approval. However, if these results are positive, we may conclude that certain milestones meet the recognition requirements for inclusion in the transaction price and therefore we would recognize them as revenue before the milestone event occurs and the payment becomes due to us, provided that the achievement of the milestone is within our control.

Accrued Clinical Trial Expenses

We record an accrued expense for the estimated unbilled costs of our clinical study activities performed by third parties and significant delays between these expenses being incurred and the timing of vendor submission of invoices to us. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients and completion of certain clinical trial activities. We generally recognize costs associated with the start-up and reporting phases of the clinical trials as incurred. We generally accrue costs associated with the treatment phase of clinical trials based on the estimated activities performed by our third party vendors, including our contract research organizations. We may also accrue expenses based on the total estimated cost of the treatment phase on a per patient basis and expense the per patient cost ratably over the estimated patient treatment period. In specific circumstances, such as for certain time-based costs, we recognize clinical trial expenses ratably over the service period, as we believe that this methodology may be more reflective of the timing of costs incurred.

We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

Debt Modification

As discussed in Note 5 to our Consolidated Financial Statements, to resolve UCB's challenges to our patents and their resulting obligation to pay us the royalties on net sales of CIMZIA® which we had sold to RPI, RPI and UCB negotiated a reduction in the royalty term and decreased royalty rates over the remaining term. This negotiation was implemented through the Letter Agreement between RPI and us, which permitted us to enter into the Settlement Agreement with UCB in October 2021. When we initially sold our rights to receive royalties to RPI, we concluded that we should account for the transaction as debt under ASC 450-10 *Debt* (ASC 450) due to our continuing involvement in the generation of the royalties due to our obligation to manufacture the polymer reagent purchased by UCB for the production of CIMZIA®. Since this obligation remained unchanged as a result of the Settlement Agreement, we concluded that we should account for the Letter Agreement within the scope of ASC 450.

In our assessment, we concluded that the Letter Agreement represented a modification of the 2012 Purchase and Sale Agreement, since RPI had agreed to reduced royalty payments. Since our estimates of the present value of the reduction in the future royalties exceeded 10% of our estimates of the present value of the royalties before the modification (including the royalties from MIRCERA® which remain unchanged as a result of these agreements), we concluded that we should treat the modification as an extinguishment of the prior liability and recognize a new liability based on the revised royalty payments and term, discounted to fair value. The estimation of the fair value required us to develop estimates of the future sales of CIMZIA® and MIRCERA® over the remaining royalty terms, as well as to estimate an appropriate discount rate. Since no active, traded markets exist for arrangements of this nature, we concluded that the 2020 Purchase and Sale Arrangement was economically similar enough to the modified 2012 Purchase and Sale Agreement to use as a basis for the discount rate because the products under both arrangements are well established drugs and the duration of the arrangements are similar. Accordingly, we utilized our estimated imputed interest rate of 16% from the inception of the 2020 Purchase and Sale Agreement as the discount rate to estimate the fair value of the modified 2012 Purchase and Sale Agreement.

If our estimates of the future royalties to be received by RPI under the modified 2012 Purchase and Sale Agreement had been higher or lower, our estimated fair value of the new liability would have been higher or lower as well, resulting in a larger or smaller loss on the revaluation. Similarly, if our estimated discount rate had been lower or higher, the estimated fair value of the liability would have been higher or lower, resulting in a larger or smaller loss on revaluation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

We are exposed to the risk of inflation, which has increased significantly during 2023 and may result in increases to our operating expenses.

Interest Rate and Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in liquid, high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in securities with maturities of two years or less and maintain a weighted average maturity of one year or less.

A hypothetical 50 basis point increase in interest rates would result in an approximate $0.6 million decrease, less than 1%, in the fair value of our available-for-sale securities at December 31, 2023. This potential change is based on sensitivity analyses performed on our investment securities at December 31, 2023. Actual results may differ materially. The same hypothetical 50 basis point increase in interest rates would have resulted in an approximate $0.6 million decrease, less than 1%, in the fair value of our available-for-sale securities at December 31, 2022.

As of December 31, 2023, we held $294.1 million of available-for-sale investments, excluding money market funds, with an average time to maturity of three months. To date we have not experienced any liquidity issues with respect to these securities, but should such issues arise, we may be required to hold some, or all, of these securities until maturity. We believe that, even allowing for potential liquidity issues with respect to these securities, our remaining cash, cash equivalents, and investments in marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. Based on our available cash, the timing of the maturities of our investments and our expected operating cash requirements, we currently do not intend to sell these securities prior to maturity and it is more likely than not that we will not be required to sell these securities before we recover the amortized cost basis.

Foreign Currency Risk

As a result of the sale of our research and development facility in India, we have cash and investment balances in India that we intend to repatriate as part of our closure of this entity. We are subject to foreign currency exchange risk until we repatriate these funds.

The majority of our revenue, expense, and capital purchasing activities are transacted in U.S. dollars. However, we have contracts with contract manufacturing organizations in Europe and incur costs from sites in a variety of international locations which are paid in their respective local currencies. Accordingly, we are subject to foreign currency exchange risk for these transactions.

Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. We do not utilize derivative financial instruments to manage our exchange rate risks. We do not believe that inflation has had a material adverse impact on our revenues or operations in any of the past three years.

Item 8. Financial Statements and Supplementary Data

NEKTAR THERAPEUTICS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Nektar Therapeutics

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nektar Therapeutics (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment of Long-Lived Assets

Description of the Matter	As discussed in Note 8 to the consolidated financial statements, during the current year the Company announced a new strategic reprioritization and cost restructuring plan (the "2023 Restructuring Plan"). Pursuant to the 2023 Restructuring Plan, the Company reduced their San Francisco based workforce and decided to sublease their remaining office and laboratory space on Mission Bay Blvd. South that was not planned to be sublet previously. This resulted in the recognition of an impairment charge. In light of the deteriorating real estate market, the Company recognized additional impairment charges for this space as well as its office and laboratory space that the Company sought to sublease during 2022. For the year ended December 31, 2023, the Company recorded aggregate impairment charges of $35.3 million related to the right-of-use asset and associated property, plant and equipment.
	We identified the impairment of the Company's real estate assets, including right-of-use assets and related property, plant and equipment, as a critical audit matter. Auditing the Company's right-of-use asset impairment model was complex due to the subjectivity of certain unobservable assumptions utilized to estimate the fair value of the right-of-use asset. In particular, determining the estimated length of time necessary to obtain a sublease tenant and estimating market rental rates of a market subtenant utilized in the computation of the fair value of the right-of-use-asset involve complexity due to the difficulty in estimating prospective market rental rates and forecasting future real estate trends.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's long-lived assets impairment evaluation, including controls over the length of time necessary to obtain a sublease and market rental rates of a market subtenant.
	Our audit procedures related to management's computation of the estimated fair value of the right-of-use asset included, among others, evaluating the appropriateness of the methodology utilized by management to estimate the fair value of the right-of-use asset. We evaluated the accuracy and consistency of the application of the Company's model to estimate the fair value of the right-of-use asset including the estimated length of time necessary to obtain a sublease tenant and the estimated market rental rates. We involved a specialist to assist in evaluating the appropriateness of the estimated rental market rates and estimated length of time to enter into a sublease utilized by the Company in their impairment assessment.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

San Mateo, California
March 5, 2024

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Stockholders and the Board of Directors of Nektar Therapeutics

Opinion on Internal Control Over Financial Reporting

We have audited Nektar Therapeutics' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nektar Therapeutics (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California
March 5, 2024

NEKTAR THERAPEUTICS
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value information)

	December 31,	
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,277	$ 88,227
Short-term investments	268,339	416,750
Accounts receivable	1,205	5,981
Inventory	16,101	19,202
Other current assets	9,779	15,808
Total current assets	330,701	545,968
Long-term investments	25,825	—
Property, plant and equipment, net	18,856	32,451
Operating lease right-of-use assets	18,007	53,435
Goodwill	—	76,501
Other assets	4,644	2,245
Total assets	$ 398,033	$ 710,600
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,848	$ 12,980
Accrued expenses	22,162	36,557
Operating lease liabilities, current portion	19,259	18,667
Total current liabilities	51,269	68,204
Operating lease liabilities, less current portion	98,517	112,829
Liabilities related to the sales of future royalties, net	112,625	155,378
Other long-term liabilities	4,635	7,551
Total liabilities	267,046	343,962
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 10,000 shares authorized; no shares designated, issued or outstanding at December 31, 2023 or 2022	—	—
Common stock, $0.0001 par value; 300,000 shares authorized; 191,384 shares and 188,560 shares issued and outstanding at December 31, 2023 and 2022, respectively	19	19
Capital in excess of par value	3,608,137	3,574,719
Accumulated other comprehensive income (loss)	80	(6,907)
Accumulated deficit	(3,477,249)	(3,201,193)
Total stockholders' equity	130,987	366,638
Total liabilities and stockholders' equity	$ 398,033	$ 710,600

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share information)

		Year Ended December 31,				
		2023		2022		2021
Revenue:						
Product sales	$	20,681	$	20,348	$	23,725
Non-cash royalty revenue related to the sales of future royalties		68,921		69,794		77,746
License, collaboration and other revenue		520		1,913		436
Total revenue		90,122		92,055		101,907
Operating costs and expenses:						
Cost of goods sold		33,768		21,635		24,897
Research and development		114,162		218,323		400,269
General and administrative		77,417		92,333		122,844
Restructuring, impairment and costs of terminated program		51,958		135,930		—
Impairment of goodwill		76,501		—		—
Total operating costs and expenses		353,806		468,221		548,010
Loss from operations		(263,684)		(376,166)		(446,103)
Non-operating income (expense):						
Change in fair value of development derivative liability		—		33,427		(8,023)
Non-cash interest expense on liabilities related to the sales of future royalties		(25,334)		(28,911)		(47,313)
Loss on revaluation of liability related to the sale of future royalties		—		—		(24,410)
Interest income		19,009		6,783		2,731
Other income (expense), net		(6,247)		(116)		(162)
Total non-operating income (expense), net		(12,572)		11,183		(77,177)
Loss before provision for income taxes		(276,256)		(364,983)		(523,280)
Provision (benefit) for income taxes		(200)		3,215		557
Net loss	$	(276,056)	$	(368,198)	$	(523,837)
Basic and diluted net loss per share	$	(1.45)	$	(1.97)	$	(2.86)
Weighted average shares outstanding used in computing basic and diluted net loss per share		190,001		187,138		183,298

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net loss	$ (276,056)	$ (368,198)	$ (523,837)
Other comprehensive income (loss):			
Net unrealized gain (loss) on available-for-sale investments	1,826	(1,114)	(1,568)
Net foreign currency translation adjustment	5,161	(1,636)	(294)
Other comprehensive income (loss)	6,987	(2,750)	(1,862)
Comprehensive loss	$ (269,069)	$ (370,948)	$ (525,699)

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Shares	Par Value	Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	180,091	$ 18	$ 3,388,730	$ (2,295)	$(2,309,158)	$ 1,077,295
Shares issued under equity compensation plans	5,377	1	33,237	—	—	33,238
Stock-based compensation	—	—	94,674	—	—	94,674
Comprehensive loss	—	—	—	(1,862)	(523,837)	(525,699)
Balance at December 31, 2021	185,468	19	3,516,641	(4,157)	(2,832,995)	679,508
Shares issued under equity compensation plans	3,092	—	758	—	—	758
Stock-based compensation	—	—	57,320	—	—	57,320
Comprehensive loss	—	—	—	(2,750)	(368,198)	(370,948)
Balance at December 31, 2022	188,560	19	3,574,719	(6,907)	(3,201,193)	366,638
Shares issued under equity compensation plans	2,824	—	30	—	—	30
Stock-based compensation	—	—	33,388	—	—	33,388
Comprehensive loss	—	—	—	6,987	(276,056)	(269,069)
Balance at December 31, 2023	191,384	$ 19	$ 3,608,137	$ 80	$(3,477,249)	$ 130,987

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (276,056)	$ (368,198)	$ (523,837)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash royalty revenue related to the sales of future royalties	(68,921)	(69,794)	(77,746)
Non-cash interest expense on liabilities related to sales of future royalties	25,334	28,911	47,313
Loss on revaluation of liability related to the sale of future royalties	—	—	24,410
Change in fair value of development derivative liability	—	(33,427)	8,023
Non-cash research and development expense	—	4,951	16,703
Stock-based compensation	33,388	57,320	94,674
Depreciation and amortization	7,815	13,030	14,146
Deferred income tax expense	(140)	2,708	(102)
Impairment of right-of-use assets and property, plant and equipment	35,328	65,761	—
Impairment of goodwill	76,501	—	—
(Gain) loss on sale or disposal of property, plant and equipment, net	1,300	(3,326)	—
Provision for net realizable value of inventory	2,402	—	—
Foreign currency translation adjustment	5,099	—	—
Amortization of premiums (discounts), net and other non-cash transactions	(14,856)	(2,435)	6,730
Changes in operating assets and liabilities:			
Accounts receivable	4,776	16,511	12,397
Inventory	699	(3,401)	(509)
Operating leases, net	(8,850)	(2,680)	2,340
Other assets	3,583	6,906	(2,586)
Accounts payable	(2,884)	3,103	(11,690)
Accrued expenses	(17,124)	(19,947)	(22,926)
Net cash used in operating activities	(192,606)	(304,007)	(412,660)
Cash flows from investing activities:			
Purchases of investments	(511,699)	(467,914)	(960,689)
Maturities of investments	650,883	826,229	1,166,951
Sales of investments	—	—	11,504
Purchases of property, plant and equipment	(865)	(5,676)	(14,989)
Sales of property, plant and equipment	1,245	13,196	—
Net cash provided by investing activities	139,564	365,835	202,777
Cash flows from financing activities:			
Cash receipts from development derivative liability	—	750	3,000
Proceeds from shares issued under equity compensation plans	30	758	33,238
Net cash provided by financing activities	30	1,508	36,238
Effect of foreign exchange rates on cash and cash equivalents	62	(327)	(92)
Net increase (decrease) in cash and cash equivalents	(52,950)	63,009	(173,737)
Cash and cash equivalents at beginning of year	88,227	25,218	198,955
Cash and cash equivalents at end of year	$ 35,277	$ 88,227	$ 25,218
Supplemental disclosure of cash flow information:			
Operating lease right-of-use assets recognized in exchange for lease liabilities	$ —	$ —	$ 1,057
Cash paid for income taxes	$ 2,656	$ 272	$ 325

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

We are a clinical stage, research-based drug discovery biopharmaceutical company headquartered in San Francisco, California and incorporated in Delaware, focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g. rezpegaldesleukin and NKTR-0165, respectively) and cancer (e.g. NKTR-255).

Our research and development activities have required significant ongoing investment to date and are expected to continue to require significant investment. As a result, we expect to continue to incur substantial losses and negative cash flows from operations in the future. We have financed our operations primarily through cash generated from licensing, collaboration and manufacturing agreements and financing transactions. At December 31, 2023, we had approximately $329.4 million in cash and investments in marketable securities.

Results of Clinical Trial Programs and Restructuring Plans

In March and April 2022, we announced that our registrational trials of bempegaldesleukin in combination with Opdivo® in metastatic melanoma, renal cell carcinoma and locally advanced or metastatic urothelial cancer under our Strategic Collaboration Agreement (BMS Collaboration Agreement) with Bristol-Myers Squibb Company (BMS) did not meet their primary endpoints. Based on these results, in April 2022, we announced our decisions to discontinue all development of bempegaldesleukin in combination with checkpoint inhibitors, including these trials, our registrational trial in adjuvant melanoma under our BMS Collaboration Agreement, and our Phase 2/3 study of bempegaldesleukin in combination with Keytruda® in squamous cell cancer of the head and neck under our Co-Development Agreement with SFJ Pharmaceuticals XII, L.P., an SFJ Pharmaceuticals Group company (SFJ). See Note 7 for additional information regarding our BMS Collaboration Agreement and Co-Development Agreement with SFJ. On September 6, 2023, BMS and we terminated the BMS Collaboration Agreement, however, we continue our efforts to wind down the bempegaldesleukin program following the same cost sharing provisions provided for in the BMS Collaboration Agreement.

In April 2022, we also announced new strategic reorganization and cost restructuring plans (together, the 2022 Restructuring Plan), pursuant to which we completed an approximate 70% reduction of our workforce during 2022 and sold our research facility in India in December 2022. We also decided to sublease certain of our leased premises in San Francisco, CA, including all of our office leased space on Third St. (the Third Street Facility) and portions of our office and laboratory space on Mission Bay Blvd. South (the Mission Bay Facility).

On February 23, 2023, we announced the topline data from the Phase 2 study of rezpegaldesleukin in adult patients with systemic lupus erythematosus (SLE) (Phase 2 Lupus Study) under our collaboration agreement with Eli Lilly and Company (Lilly). Lilly subsequently notified us that it did not intend to advance rezpegaldesleukin into Phase 3 development for SLE. On April 27, 2023, we announced that we would be regaining the full rights to rezpegaldesleukin from Lilly, and the collaboration agreement was subsequently terminated. We have initiated a Phase 2b study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting the initiation of a Phase 2b study of rezpegaldesleukin in patients with alopecia areata by the end of March 2024. We also plan to explore other auto-immune indications for the development of rezpegaldesleukin.

Pursuant to plans approved by our Board of Directors (the Board) on March 29, 2023, we announced on April 17, 2023, a new strategic reprioritization and cost restructuring plan (the 2023 Restructuring Plan). Under the 2023 Restructuring Plan, we reduced our San Francisco-based workforce by approximately 60%, which was substantially completed by June 2023. In addition, under the 2023 Restructuring Plan, we decided to sublease our remaining office and laboratory space on Mission Bay Blvd. South which we had not planned to sublease pursuant to the 2022 Restructuring Plan.

We have incurred significant costs resulting from the 2022 and 2023 Restructuring Plans. See Note 8 for additional information on the effect of these Plans on our Consolidated Financial Statements.

Basis of Presentation, Principles of Consolidation and Use of Estimates

Our Consolidated Financial Statements include the financial position, results of operations and cash flows of our wholly-owned subsidiaries. We have eliminated all intercompany accounts and transactions in consolidation.

Our Consolidated Financial Statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results. We include translation gains and losses in accumulated other comprehensive income (loss) in the stockholders' equity section of our Consolidated Balance Sheets.

Our comprehensive loss consists of our net loss plus our foreign currency translation gains and losses and unrealized holding gains and losses on available-for-sale securities. Other than as described in Note 3, there were no significant reclassifications out of accumulated other comprehensive loss to the statements of operations for the periods presented.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates and assumptions are inherently uncertain. Actual results could differ materially from those estimates and assumptions. Our estimates include those related to the selling prices of performance obligations and amounts of variable consideration in collaboration agreements, royalty revenue, and other assumptions required for revenue recognition as described further below; the net realizable value of inventory; the fair value and impairment of investments, goodwill and long-lived assets; contingencies, accrued clinical trial, contract manufacturing and other expenses; income taxes; non-cash royalty revenue and non-cash interest expense from our liabilities related to our sales of future royalties; our assumptions used in stock-based compensation; and ongoing litigation, among other estimates. We base our estimates on historical experience and on other assumptions that management believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities when these values are not readily apparent from other sources. As appropriate, we assess estimates each period, update them to reflect current information, and will generally reflect any changes in estimates in the period first identified.

Fair Value of Financial Instruments

The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities. We record available-for-sale investments and cash equivalents at their estimated fair values, which are based on market prices from a variety of industry standard data providers and generally represent quoted prices for similar assets in active markets or have been derived from observable market data. As further described in Note 8, we estimated the fair value of our lease assets for recognizing impairment charges based on management's estimates of several unobservable inputs, including estimated time to enter a sublease, sublease rental rates and free rent periods.

The fair value of our financial assets and liabilities are determined in accordance with the fair value hierarchy established in ASC 820-10, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For the years ended December 31, 2023 and 2022, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash, Cash Equivalents, and Investments in Marketable Securities

We consider all investments in marketable securities with an original maturity of three months or less when purchased to be cash equivalents. We classify investments in securities with remaining maturities of less than one year, or where our intent is to use the investments to fund current operations or to make them available for current operations, as short-term investments. We classify investments in securities with remaining maturities of over one year as long-term investments.

Our cash and investments are held or issued by financial institutions that management believes are of high credit quality. However, we are exposed to credit risk in the event of default by the third parties that hold or issue such assets. Our investment policy limits investments to fixed income securities denominated and payable in U.S. dollars such as corporate bonds, corporate commercial paper, U.S. government obligations, and money market funds and places restrictions on maturities and concentrations by type and issuer.

For our available-for-sale securities, we have significant concentrations of issuers in the banking and financial services industry. While our investment policy requires that we only invest in highly-rated securities and limit our exposure to any single issuer, a variety of factors may materially affect the financial condition of issuers. Additionally, pursuant to our investment policy, we may sell securities before maturity if the issuer's credit rating has been downgraded below our minimum credit rating requirements, which may result in a loss on the sale. Accordingly, if factors result in downgrades below our minimum credit rating requirements and if we decide to sell these securities, we may experience losses on such sales.

Investments are designated as available-for-sale and are carried at fair value with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income (loss). We review our portfolio of available-for-sale debt securities, using both quantitative and qualitative factors, to determine if declines in fair value below amortized cost have resulted from a credit-related loss or other factors. If the decline in fair value is due to credit-related factors, we recognize a loss in our Consolidated Statement of Operations, whereas if the decline in fair value is not due to credit-related factors, we recognize the loss in other comprehensive income (loss).

We include coupon interest on securities classified as available-for-sale, as well as amortization of premiums and accretion of discounts to maturity, in interest income. The cost of securities sold is based on the specific identification method.

Accounts Receivable and Significant Customer Concentrations

Our customers are primarily pharmaceutical and biotechnology companies that are primarily located in the U.S. and Europe and with whom we have multi-year arrangements. Our accounts receivable balance contains billed and unbilled trade receivables from product sales, milestones (to the extent that they have been achieved and are due from the counterparty), other contingent payments, as well as reimbursable costs from collaborative research and development agreements. We perform a regular review of our partners' credit risk and payment histories when circumstances warrant, including payments made subsequent to year-end. When appropriate, we provide for an allowance for doubtful accounts by reserving for specifically identified doubtful accounts, although historically we have not experienced credit losses from our accounts receivable. We have not recorded provisions for credit losses for any of the periods presented.

Inventory and Significant Supplier Concentrations

We generally manufacture inventory upon receipt of firm purchase orders from our partners, and we may manufacture certain intermediate work-in-process materials and purchase raw materials based on purchase forecasts from our partners. Inventory includes direct materials, direct labor, and manufacturing overhead, and we determine cost on a first-in, first-out basis for raw materials and on a specific identification basis for work-in-process and finished goods. We value inventory at the lower of cost or net realizable value, and we write down defective or excess inventory to net realizable value based on historical experience or projected usage. We expense inventory related to our research and development activities when we purchase or manufacture it.

We are dependent on our suppliers and contract manufacturers to provide raw materials and drugs of appropriate quality and reliability and to meet applicable contract and regulatory requirements. In certain cases, we rely on single sources of supply of one or more critical materials. Consequently, in the event that supplies are delayed or interrupted for any reason, our ability to develop and produce our drug candidates or our ability to meet our supply obligations could be significantly impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Restructuring

We recognize restructuring charges related to reorganization plans that have been committed to by management when liabilities have been incurred. In connection with these activities, we record restructuring charges at fair value for:

- contractual employee termination benefits provided that the obligations result from services already rendered based on vested rights to such benefits when the payment of benefits becomes probable and the amount can be reasonably estimated;

- one-time employee termination benefits on the communication date from management to the employees provided that management has committed to a plan of termination, the plan identifies the employees and their expected termination dates, the details of termination benefits are complete, and it is unlikely that changes to the plan will be made or the plan will be withdrawn;

- contract termination costs when we cancel the contract in accordance with its terms; and

- costs to be incurred over the remaining contract term without economic benefit to us at the cease-use date.

For one-time employee termination benefits, we recognize the liability in full on the communication date when future services are not required or amortize the liability ratably over the service period, if required. The fair value of termination benefits reflects our estimates of expected utilization of certain Company-funded post-employment benefits.

See Note 8 for additional information on the severance expense that we recognized for employees terminated in connection with our reductions-in-force.

Goodwill

Goodwill represents the excess of the price paid for another entity over the fair value of the assets acquired and liabilities assumed in a business combination. We are organized in one reporting unit and evaluate the goodwill for the Company as a whole. Goodwill has an indefinite useful life and is not amortized, but instead tested for impairment.

Goodwill is assessed for impairment on an annual basis and whenever events and circumstances indicate that it may be impaired. Factors that may indicate potential impairment and trigger an impairment test include, but are not limited to, current economic, market and geopolitical conditions, including a significant, sustained decline in our stock price and market capitalization compared to the net book value; an adverse change in legal factors, business climate or operational performance of the business; or significant changes in the ability of the reporting unit to generate positive cash flows for our strategic business objectives. If the carrying value of the reporting unit, including goodwill, exceeds the reporting unit's fair value, we will recognize a goodwill impairment loss, and we will write down goodwill such that the carrying value of the reporting unit equals its fair value, provided that we cannot reduce goodwill below zero.

See Note 9 for additional information regarding the impairment charges we recorded during the three months ended March 31, 2023 in connection with our goodwill.

Long-Lived Assets

We report property, plant and equipment at cost, net of accumulated depreciation. We capitalize major improvements and expense maintenance and repairs as incurred. We generally recognize depreciation on a straight-line basis. We depreciate manufacturing, laboratory and other equipment over their estimated useful lives of generally three to ten years, depreciate buildings over the estimated useful life of generally twenty years and amortize leasehold improvements over the shorter of the estimated useful lives or the remaining term of the related lease.

We assess the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. In the case of property, plant and equipment and right-of-use assets for our leases, we determine whether there has been an impairment by comparing the carrying value of the asset to the anticipated undiscounted net cash flows associated with the asset. If such cash flows are less than the carrying value, we write down the asset to its fair value, which may be measured as anticipated net cash flows associated with the asset, discounted at a rate that we believe a market participant would utilize to reflect the risks associated with the cash flows, such as credit risk.

See Note 8 for additional information regarding the impairment charges we recorded in connection with our leased facilities and certain property and equipment.

Leases

We determine if an arrangement contains a lease at the inception of the arrangement. Right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the present value of lease payments over the expected lease term. In determining the present value of lease payments, we use our incremental borrowing rate based on the information available at the lease commencement date. We have elected the practical expedient to account for the lease and non-lease components, such as common area maintenance charges, as a single lease component for our facilities leases, and elected the short-term lease recognition exemption for our short-term leases, under which we do not recognize lease liabilities and right-of-use assets for leases with an original term of twelve months or less.

Our expected lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise any such options. We recognize lease expense for our operating leases on a straight-line basis over the expected lease term. We have elected to recognize lease incentives, such as tenant improvement allowances, at the lease commencement date as a reduction of the right-of-use asset and lease liability until paid to us by the lessor to the extent that the lease provides a specified fixed or maximum level of reimbursement and we are reasonably certain to incur reimbursable costs at least equaling such amounts.

Please see Note 4 for additional information regarding our leases.

Collaborative Arrangements

We enter into collaboration arrangements with pharmaceutical and biotechnology collaboration partners, under which we may grant licenses to our collaboration partners to further develop and commercialize one of our drug candidates, either alone or in combination with the collaboration partners' compounds, or grant licenses to partners to use our technology to research and develop their own drug candidates. We may also perform research, development, manufacturing and supply activities under our collaboration agreements. Consideration under these contracts may include an upfront payment, development and regulatory milestones and other contingent payments, expense reimbursements, royalties based on net sales of approved drugs, and commercial sales milestone payments. Additionally, these contracts may provide options for the customer to purchase our proprietary PEGylation materials, drug candidates or additional contract research and development services under separate contracts.

When we enter into collaboration agreements, we assess whether the arrangements fall within the scope of ASC 808, *Collaborative Arrangements* (ASC 808) based on whether the arrangements involve joint operating activities and whether both parties have active participation in the arrangement and are exposed to significant risks and rewards of the arrangement. To the extent that the arrangement falls within the scope of ASC 808, we assess whether the payments between us and our collaboration partner fall within the scope of other accounting literature. If we conclude that payments from the collaboration partner to us represent consideration from a customer, such as license fees and contract research and development activities, we account for those payments within the scope of ASC 606, *Revenue from Contracts with Customers* (ASC 606). However, if we conclude that our collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, we present such payments as a reduction of research and development expense or general and administrative expense, based on where we present the underlying expense.

Revenue Recognition

For elements of those arrangements that we determine should be accounted for under ASC 606, we assess which activities in our collaboration agreements are performance obligations that should be accounted for separately and determine the transaction price of the arrangement, which includes the assessment of the probability of achievement of future milestones and other potential consideration. For arrangements that include multiple performance obligations, such as granting a license or performing contract research and development activities or participation on joint steering or other committees, we allocate upfront and milestone payments under a relative standalone selling price method. Accordingly, we develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. These key assumptions may include revenue forecasts, clinical development timelines and costs, discount rates and probabilities of clinical and regulatory success.

Product sales

Product sales are primarily derived from manufacturing and supply agreements with our customers. We have assessed our current manufacturing and supply arrangements and have generally determined that they provide the customer an option to purchase our proprietary PEGylation materials. Accordingly, we treat each purchase order as a discrete exercise of the customer's option (i.e. a separate contract) rather than as a component of the overall arrangement. The pricing for the manufacturing and supply is generally at a fixed price and may be subject to annual producer price index (PPI) adjustments. We invoice and recognize product sales when title and risk of loss pass to the customer, which generally occurs upon shipment. Customer payments are generally due 30 days from receipt of an invoice. We test our products for adherence to technical specifications before shipment; accordingly, we have not experienced any significant returns from our customers. We recognize costs related to shipping and handling of product to customers in cost of goods sold.

Non-cash royalty revenue

Generally, for our collaboration arrangements that include sales-based royalties, we have granted our collaboration partner a license to our intellectual property. Pursuant to these arrangements, our collaboration partners are typically obligated to pay a royalty that is based on the net sales of their approved drugs that are sold in the countries where we have intellectual property rights covering their drugs. We have sold our rights to receive sales-based royalties for CIMZIA®, MIRCERA®, MOVANTIK®, ADYNOVATE® and REBINYN® as further described in Note 5. For collaboration arrangements that include sales-based royalties, we have concluded that the license is the predominant item to which the royalties relate, which include commercial milestone payments based on the level of sales. Accordingly, we recognize royalty revenue when the underlying sales occur based on our best estimates of sales of the drugs. Our aggregate royalty and non-cash royalty revenue of $68.9 million, $69.8 million and $77.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, represents revenue for granting licenses for which we had satisfied in prior periods.

License, collaboration and other revenue

License Grants: For collaboration arrangements that include a grant of a license to our intellectual property, we consider whether the license grant is distinct from the other performance obligations included in the arrangement. Generally, we would conclude that the license is distinct if the customer is able to benefit from the license with the resources available to it. For licenses that are distinct, we recognize revenues from nonrefundable, upfront payments and other consideration allocated to the license when the license term has begun and we have provided all necessary information regarding the underlying intellectual property to the customer, which generally occurs at or near the inception of the arrangement.

Milestone Payments: At the inception of the arrangement and at each reporting date thereafter, we assess whether we should include any milestone payments or other forms of variable consideration in the transaction price, based on whether a significant reversal of revenue previously recognized is not probable upon resolution of the uncertainty. Since milestone payments may become payable to us upon the initiation of a clinical study, filing for or receipt of regulatory approval or the first commercial sale of a product, we review the relevant facts and circumstances to determine when we should update the transaction price, which may occur before the triggering event. When we do update the transaction price for milestone payments, we allocate it on a relative standalone selling price basis and record revenue on a cumulative catch-up basis, which results in recognizing revenue for previously satisfied performance obligations in such period. If we update the transaction price before the triggering event, we recognize the increase in the transaction price as a contract asset. Our partners generally pay development milestones subsequent to achievement of the triggering event.

Research and Development Services: For amounts allocated to our research and development obligations in a collaboration arrangement, we recognize revenue over time using a proportional performance model, representing the transfer of goods or services as we perform activities over the term of the agreement.

Research and Development Expense

Research and development costs are expensed as incurred and include salaries, benefits and other operating costs such as outside services, supplies and allocated overhead costs. We perform research and development activities for our drug candidates and technology development and for certain third parties under collaboration agreements. For our drug candidates and our internal technology development programs, we invest our own funds without reimbursement from a third party. Where we perform research and development activities under a joint development collaboration, such as our collaboration with BMS, we record the cost reimbursement from our partner as a reduction to research and development expense when reimbursement amounts are due to us under the agreement.

We record an accrued expense for the estimated unbilled costs of our clinical study activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients and completion of certain clinical trial activities. We generally recognize costs associated with the start-up and reporting phases of the clinical trials as incurred. We generally accrue costs associated with the treatment phase of clinical trials based on the estimated activities performed by our third party vendors, including our contract research organizations. We may also accrue expenses based on the total estimated cost of the treatment phase on a per patient basis and expense the per patient cost ratably over the estimated patient treatment period. In specific circumstances, such as for certain time-based costs, we recognize clinical trial expenses ratably over the service period, as we believe that this methodology may be more reflective of the timing of costs incurred.

We capitalize advance payments for goods or services that will be used or rendered for future research and development activities and recognize expense as the related goods are delivered or services performed. We base our estimates on the best information available at the time. However, additional information may become available to us in the future which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. We generally consider such increases or decreases in cost as changes in estimates and reflect them in research and development expenses in the period identified.

Restructuring, Impairment and Other Costs for Terminated Program

Amounts recorded as restructuring, impairment and other costs for terminated program for the year ended December 31, 2023 and 2022 relate to the 2022 and 2023 Restructuring Plans. See Note 8 for additional information.

Stock-Based Compensation

Stock-based compensation arrangements include grants of stock options, restricted stock units (RSUs), performance stock units (PSUs) under our equity incentive plans, as well as shares issued under our Employee Stock Purchase Plan (ESPP), through which employees may purchase our common stock at a discount to the market price.

We expense the grant date fair value of stock-based compensation on a straight-line basis over the requisite service periods in our Consolidated Statements of Operations and recognize forfeitures as they occur. For options and RSUs that vest upon the achievement of performance milestones, we recognize expense provided that we believe that the performance milestones are probable of achievement, and we estimate the vesting period based on our evaluation of the estimated date of achievement of these milestones. For PSUs, we recognize expense based on the grant date fair value regardless of whether the market condition is met. The number of shares issuable under PSUs is based on our total shareholder return as compared to other companies within the NASDAQ biotechnology index over the measurement period and may be capped based on our absolute total shareholder return over such period. We report expense amounts in cost of goods sold, research and development expense, and general and administrative expense based on the function of the applicable employee. We estimate the grant date fair value of our stock-based compensation awards as follows:

- Stock options - We use the Black-Scholes option pricing model for the respective grant to determine the grant date fair value of stock options and common stock issued under the Company's equity incentive plans or purchased under the ESPP. The Black-Scholes option pricing model requires the input of assumptions, including but not limited to, our stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

- PSUs - We use the Monte Carlo simulation model to determine the grant date fair value of PSUs. The Monte Carlo simulation model incorporates assumptions such as the volatility of our stock, the volatility of the stock of other peer companies within the index, and the correlation of both our stock and our peer companies' stock to the index.

- RSUs - The fair value of an RSU is equal to the closing price of our common stock on the grant date.

Income Taxes

We account for income taxes under the liability method. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax reporting bases of assets and liabilities, measured using enacted tax rates and laws that we expect to be in effect when we expect the differences to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. We record a valuation allowance against deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. When we establish or reduce the valuation allowance related to the deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period we make such determination.

We utilize a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, that is more than 50% likely of being realized upon ultimate settlement.

For the year ended December 31, 2023, our income tax benefit was immaterial. For the years ended December 31, 2022 and 2021, our income tax provision primarily relates to our Nektar India subsidiary. As a result of the 2022

Restructuring Plan and our intent to wind down our foreign subsidiaries, we have recorded a provision for the repatriation of accumulated earnings and profits from India. See Note 10 for additional information.

Net Loss Per Share

For all periods presented in the Consolidated Statements of Operations, the net loss available to common stockholders is equal to the reported net loss. We calculate basic net loss per share based on the weighted-average number of common shares outstanding during the periods presented. For the years ended December 31, 2023, 2022 and 2021, basic and diluted net loss per share are the same due to our net losses and the requirement to exclude potentially dilutive securities which would have an antidilutive effect on net loss per share. We excluded shares underlying the weighted average outstanding stock options, RSUs and PSUs, which totaled 20.4 million, 21.2 million and 18.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Comprehensive Loss

Comprehensive loss is the change in stockholders' equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders. Our comprehensive loss includes our net loss, gains and losses from the foreign currency translation of the assets and liabilities of our foreign subsidiaries, and unrealized gains and losses on investments in available-for-sale securities.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures, which will require disclosure of incremental segment information on an annual and interim basis for all public entities. The amendments do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 is effective for annual reporting beginning with the fiscal year ending December 31, 2024, and for interim periods thereafter. We are currently evaluating the incremental disclosures that will be required in the footnotes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which will require incremental income tax disclosures on an annual basis for all public entities. The amendments require that public business entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items meeting a quantitative threshold. The amendments also require disclosure of income taxes paid to be disaggregated by jurisdiction, and disclosure of income tax expense disaggregated by federal, state, and foreign. ASU 2023-09 is effective for annual reporting beginning with the fiscal year ending December 31, 2025. We are currently evaluating the incremental disclosures that will be required in our consolidated financial statements.

Note 2 — Cash and Investments in Marketable Securities

Cash and investments in marketable securities, including cash equivalents, are as follows (in thousands):

	Estimated Fair Value at	
	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 35,277	$ 88,227
Short-term investments	268,339	416,750
Long-term investments	25,825	—
Total cash and investments in marketable securities	$ 329,441	$ 504,977

We invest in liquid, high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in securities with maturities of two years or less and maintain a weighted average maturity of one year or less. All of our long-term investments as of December 31, 2023 had maturities between one and two years.

During the years ended December 31, 2023 and 2022, we did not sell any available-for-sale securities. During the year ended December 31, 2021, we sold available-for-sale securities totaling $11.5 million. Gross realized gains and losses on those sales were not significant.

We report our accrued interest receivable, which totaled $0.5 million and $0.7 million at December 31, 2023 and December 31, 2022, respectively, in other current assets on our Consolidated Balance Sheets.

Our portfolio of cash and investments in marketable securities includes (in thousands):

	Fair Value Hierarchy Level	Amortized Cost	December 31, 2023 Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	December 31, 2022 Fair Value
Corporate notes and bonds	2	$ 38,799	$ 85	$ (2)	$ 38,882	$ 83,522
Corporate commercial paper	2	255,274	47	(80)	255,241	344,204
Available-for-sale investments		294,073	132	(82)	294,123	427,726
Money market funds	1				2,359	47,054
Certificates of deposit	2				15,116	21,399
Cash	N/A				17,843	8,798
Total cash and investments in marketable securities					$ 329,441	$ 504,977

At December 31, 2022, our gross unrealized losses totaled $1.8 million. Our gross unrealized gains were not significant. As of December 31, 2023 and 2022, we assessed our marketable securities with unrealized losses and concluded that the losses were not attributable to credit. Accordingly, we have not recorded an allowance for credit losses for these securities.

At both December 31, 2023 and 2022, we had letter of credit arrangements in favor of our landlords and certain vendors totaling $7.5 million and $7.5 million, respectively. These letters of credit are secured by investments of similar amounts.

Note 3 — Consolidated Financial Statement Details

Inventory

Inventory consists of the following (in thousands):

	December 31, 2023	December 31, 2022
Raw materials	$ 1,861	$ 2,575
Work-in-process	12,880	10,749
Finished goods	1,360	5,878
Total inventory	$ 16,101	$ 19,202

For the year ended December 31, 2023, we recorded a provision of $2.0 million for the net realizable value of our batches as an increase to cost of goods sold. Our manufacturing agreement with UCB Pharma (UCB) provides for a fixed price which we had negotiated in exchange for a higher royalty rate. Accordingly, when evaluating the net realizable value of our inventory for UCB, we include the negotiated increase of the royalties in our analysis, and the aggregate revenue has historically been greater than our manufacturing cost. Due to the decrease in the royalty rate for 2024 as a result of a settlement agreement with UCB, the aggregate revenue is expected to be less than our manufacturing cost, and therefore we recorded a provision for net realizable value. See Note 5 for additional information on the settlement agreement with UCB.

During the three months ended September 30, 2023, we recorded a provision for inventory obsolescence of $3.7 million as an increase to cost of goods sold for certain batches produced in our Huntsville, Alabama manufacturing facility, as a result of our identification of a quality concern of a solvent obtained from a third party that was used in the manufacturing of these batches. In the three months ended December 31, 2023, based on further analysis and partner approval, we reversed the provision and recorded a $3.7 million benefit to cost of goods sold.

Other Current Assets

Other current assets consists of the following (in thousands):

	December 31,		
	2023		2022
Prepaid research and development expenses	$	4,325	$	7,398
Non-trade receivables and other		1,047		2,423
Other prepaid expenses		4,407		5,987
Total other current assets	$	9,779	$	15,808

Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,		
	2023		2022
Building and leasehold improvements	$	43,184	$	74,889
Laboratory equipment		14,537		24,243
Computer equipment and software		22,438		26,205
Manufacturing equipment		24,315		25,052
Furniture, fixtures, and other		541		4,263
Depreciable property, plant and equipment at cost		105,015		154,652
Less: accumulated depreciation		(86,898)		(124,731)
Depreciable property, plant and equipment, net		18,117		29,921
Construction-in-progress		739		2,530
Property, plant and equipment, net	$	18,856	$	32,451

Laboratory and manufacturing equipment, including construction-in-process, include assets that support both our manufacturing and research and development activities.

As a result of the sustained decrease in the fair value of our single reporting unit during the three months ended March 31, 2023, plans to sublease all of our laboratory and office space, and the weakening sublease markets, we recorded non-cash impairment charges of $4.8 million for property, plant and equipment for the year-ended December 31, 2023, which we report in restructuring, impairment and costs of terminated program in our Consolidated Statement of Operations. See Note 8 for additional information.

Depreciation and amortization expense for property, plant and equipment for the years ended December 31, 2023, 2022, and 2021 was $7.0 million, $12.2 million, and $13.0 million, respectively.

Goodwill

The following is a reconciliation of the change in our goodwill for the year ended December 31, 2023 (in thousands):

	Year Ended December 31, 2023
Goodwill – beginning balance	$ 76,501
Impairment of goodwill	(76,501)
Goodwill – ending balance	$ —

As a result of the decrease in the fair value of our single reporting unit during the three months ended March 31, 2023, we recorded a non-cash goodwill impairment charge of $76.5 million, which we report as impairment of goodwill in our Consolidated Statement of Operations. We had previously recognized goodwill primarily from our acquisitions of Shearwater Corp. and Aerogen, Inc. in 2001 and 2005, respectively. See Note 9 for additional information.

Accrued Expenses

Accrued expenses consist of the following (in thousands):

| | December 31, | | | |
	2023		2022	
Accrued compensation	$	5,553	$	9,582
Accrued clinical trial expenses		4,321		12,262
Liability to collaboration partners		2,678		3,808
Accrued contract termination costs		3,020		3,902
Other accrued expenses		6,590		7,003
Total accrued expenses	$	22,162	$	36,557

Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Foreign currency translation		Available-for-sale securities		Accumulated Other Comprehensive Income	
Balance at December 31, 2022	$	(5,131)	$	(1,776)	$	(6,907)
Foreign currency translation gain		62		—		62
Unrealized gain on available-for-sale securities		—		1,826		1,826
Reclassification adjustments to income		5,099		—		5,099
Balance at December 31, 2023	$	30	$	50	$	80

The reclassification from accumulated other comprehensive loss relates to the closure of the operations of our foreign subsidiaries and has been included within other income (expense), net in our Consolidated Statement of Operations for the year ended December 31, 2023.

Note 4 — Operating Leases

Our leases consist of a Lease Agreement (the Mission Bay Lease) with ARE-San Francisco No. 19, LLC (ARE) for our 155,215 square foot corporate office and R&D facility located at 455 Mission Bay Boulevard South, San Francisco, California (the Mission Bay Facility) and a Lease Agreement (the Third Street Lease) with Kilroy Realty Finance Partnership, L.P. (Kilroy) for an additional 135,936 square foot of office space at 360 Third Street, San Francisco, California (the Third Street Facility). Both leases terminate in January 31, 2030, subject to two consecutive five year renewals for the Mission Bay Facility and one five year renewal for the Third Street Facility.

- The monthly base rent for both facilities will escalate over the term of the lease at various intervals.

- Both leases include various covenants, indemnities, defaults, termination rights, security deposits and other provisions customary for lease transactions of this nature.

- During the term of the Mission Bay Lease, we are responsible for paying our share of operating expenses specified in the lease, including utilities, common area maintenance, insurance costs and taxes.

- For the Third Street Lease, our fixed annual base rent on an industrial gross lease basis includes certain expenses and property taxes paid directly by the landlord.

Due to our 2022 and 2023 Restructuring Plans, during the year ended December 31, 2023, we recorded impairment charges of $30.6 million for our right-of-use assets which we are seeking to sublease. See Note 8 for additional information.

We generally recognize lease expense for our operating leases on a straight-line basis over the lease term. For spaces where we have recognized an impairment charge, the aggregate lease expense recognized over the remaining term is reduced by the amount of the impairment charge, but we recognize the remaining lease expense on an accelerated basis. The components of lease expense, which we include in operating expenses in our Consolidated Statements of Operations, were as follows (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Operating lease expense	$ 12,116	$ 17,057	$ 19,153
Variable lease expense	7,027	10,700	8,974
Total lease expense	$ 19,143	$ 27,757	$ 28,127

During the years ended December 31, 2023, 2022 and 2021, we paid $21.0 million, $20.1 million and $16.8 million, respectively, of operating lease payments related to our lease liabilities, which we include in net cash used in operating activities in our Consolidated Statements of Cash Flows.

As of December 31, 2023, the maturities of our operating lease liabilities were as follows (in thousands):

Year ending December 31,	
2024	$ 19,822
2025	22,255
2026	22,958
2027	23,682
2028	24,427
2029 and thereafter	27,303
Total lease payments	140,447
Less: portion representing interest	(22,671)
Operating lease liabilities	117,776
Less: current portion	(19,259)
Operating lease liabilities, less current portion	$ 98,517

As of December 31, 2023, the weighted-average remaining lease term is 6.1 years and the weighted-average discount rate was 5.8%.

We have entered into subleases for approximately 29,000 square feet of space in our Mission Bay Facility that would provide recovery of $10.5 million in aggregate fixed lease payments, as well as full recovery of the subtenants' share of operating expenses under our master lease agreement, subject to certain free rent periods. We record the total sublease income as a reduction of general and administrative expense, which totaled $2.2 million for the year ended December 31, 2023.

As of December 31, 2023, maturities of our operating lease receivables from subleases for each of the next five years and thereafter were as follows:

Year ending December 31,	
2024	$ 1,360
2025	1,535
2026	1,589
2027	1,645
2028	1,702
2029 and thereafter	1,757
Gross Lease Receivable	$ 9,588

Note 5 — Liabilities Related to the Sales of Future Royalties

On February 24, 2012, we entered into a purchase and sale agreement (the 2012 Purchase and Sale Agreement) with RPI Finance Trust (RPI), an affiliate of Royalty Pharma, pursuant to which we sold, and RPI purchased, our right to receive royalty payments (the 2012 Transaction Royalties) arising from the worldwide net sales, from and after January 1, 2012, of (a) CIMZIA®, under our license, manufacturing and supply agreement with UCB, and (b) MIRCERA®, under our license, manufacturing and supply agreement with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together referred to as Roche). We received aggregate cash proceeds of $124.0 million for the 2012 Transaction Royalties. Although we sold all of our rights to receive royalties from the CIMZIA® and MIRCERA® products, as a result of our ongoing manufacturing and supply obligations related to the generation of these royalties, we continue to account for these royalties as revenue. We recorded the $124.0 million in proceeds from this transaction as a liability (the 2012 Royalty Obligation) that is amortized using the effective interest method over the estimated life of the 2012 Purchase and Sale Agreement as royalties from the CIMZIA® and MIRCERA® products are remitted directly to RPI. As of December 31, 2023, our prospective effective interest rate used to amortize the liability is 30%.

We were required to pay RPI an aggregate $10.0 million as a result of worldwide net sales of MIRCERA® during the years 2013 and 2012 not reaching certain minimum thresholds. The 2012 Purchase and Sale Agreement does not include any other potential payments related to minimum net sales thresholds.

On June 5, 2020, UCB served notice of a Declaratory Judgment of Patent Invalidity, filed in the United States District Court for the District of Delaware, seeking a declaration of invalidity of certain of our patents that we had licensed to UCB and pursued similar actions in other jurisdictions. On October 14, 2021, RPI and we entered into a Letter Agreement which permitted us to enter into a Settlement Agreement, effective October 13, 2021, with UCB to effect the negotiation between RPI and UCB in which UCB and RPI agreed to a reduction in the royalty term and annual decreases in the royalty rate over the remaining royalty term in exchange for UCB's withdrawal of all of UCB's litigation and challenges.

We concluded that we should account for the decrease in royalty payments to RPI as a result of these agreements as a modification of our liability. Due to the significance of the change in the estimated royalty payments, we concluded that we should treat the modification as an extinguishment of the prior liability and recognize a new liability based on the revised royalty payments and term, discounted to fair value. Accordingly, we estimated the fair value to be approximately $84.7 million. As a result, we recognized a non-cash loss of $23.5 million on the revaluation of the prior liability in the three months ended December 31, 2021, and we wrote off the remaining $0.9 million of unamortized transaction costs. We present these charges in Loss on revaluation of liability related to the sale of future royalties line in our Consolidated Statement of Operations.

On December 16, 2020, we entered into a purchase and sale agreement (the 2020 Purchase and Sale Agreement) with entities managed by Healthcare Royalty Management, LLC (collectively, HCR). Pursuant to the 2020 Purchase and Sale Agreement, we agreed to sell to HCR certain of our rights to receive royalty payments (the 2020 Transaction Royalties) arising from the worldwide net sales, from and after October 1, 2020 until such time that certain return thresholds are met as described below, of (a) MOVANTIK® under that certain License Agreement, dated September 20, 2009, by and between Nektar and AstraZeneca AB, as amended, (b) ADYNOVATE® under that certain Exclusive Research, Development, License and Manufacturing and Supply Agreement, dated September 26, 2005, by and among Nektar, Baxalta US Inc. and Baxalta GmbH, as amended, (c) REBINYN® under that certain Settlement and License Agreement, dated December 21, 2016, by and among Nektar, Novo Nordisk Inc., Novo Nordisk A/S and Novo Nordisk A/G and (d) licensed products under that certain Right to Sublicense Agreement, dated October 27, 2017, by and among Nektar, Baxalta Incorporated, Baxalta US Inc. and Baxalta GmbH. Although we sold all of our rights to receive royalties from these products up to the cap, as a result of the limits on the 2020 Transaction Royalties to be received by HCR and our ongoing manufacturing and supply obligations related to the generation of these royalties, we account for the transaction as debt and recognize these non-cash royalties as revenue. We recorded the $150.0 million in proceeds from this transaction as a liability (the 2020 Royalty Obligation) that will be amortized using the effective interest method over the estimated life of the 2020 Purchase and Sale Agreement. As of December 31, 2023, our prospective effective interest rate used to amortize the liability is 17%.

The 2020 Purchase and Sale Agreement was to automatically expire, and the payment of the 2020 Transaction Royalties to HCR would cease, when HCR received payments of the 2020 Transaction Royalties equal to $210.0 million (the 2025 Threshold), if the 2025 Threshold is achieved on or prior to December 31, 2025, or $240.0 million, if the 2025 Threshold is not achieved on or prior to December 31, 2025 (or, if earlier, the date on which the last royalty payment under the relevant license agreements is made). On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for $15.0 million. Accordingly, HCR will receive all future royalties of these products, and none of these royalties will return to Nektar.

The following table shows the activity within the liability account of each arrangement (in thousands):

	Year-Ended December 31, 2023			Period from inception to December 31, 2023		
	2012 Purchase and Sale Agreement	2020 Purchase and Sale Agreement	Total	2012 Purchase and Sale Agreement	2020 Purchase and Sale Agreement	Total
Liabilities related to the sales of future royalties— beginning balance	$ 55,167	$ 102,294	$ 157,461	$ —	$ —	$ —
Royalty monetization proceeds	—	—	—	124,000	150,000	274,000
Non-cash royalty revenue	(37,323)	(31,598)	(68,921)	(353,847)	(118,319)	(472,166)
Non-cash interest expense	6,373	18,961	25,334	240,542	57,976	298,518
Payments to RPI	—	—	—	(10,000)	—	(10,000)
Loss on revaluation of liability related to the sale of future royalties	—	—	—	23,522	—	23,522
Liabilities related to the sales of future royalties – ending balance	24,217	89,657	113,874	24,217	89,657	113,874
Less: unamortized transaction costs	—	(1,249)	(1,249)	—	(1,249)	(1,249)
Liabilities related to the sales of future royalties, net	$ 24,217	$ 88,408	$ 112,625	$ 24,217	$ 88,408	$ 112,625

As royalties are remitted to RPI and HCR by our licensees, the balances of the respective Royalty Obligations will be effectively repaid over the lives of the agreements. To determine the amortization of the Royalty Obligations, we are required to estimate the total amount of future royalty payments to be received by RPI and HCR, respectively. We periodically assess the estimated royalty payments to RPI and HCR from our licensees and to the extent the amount or timing of such payments is materially different than our original estimates, we prospectively adjust the imputed interest rate and the related amortization of the appropriate Royalty Obligation.

Note 6 — Commitments and Contingencies

Purchase Commitments

In the normal course of business, we enter into various firm purchase commitments related to contract manufacturing, clinical development and certain other items. As of December 31, 2023, these commitments were approximately $3.3 million.

Legal Matters

From time to time, we are involved in lawsuits, arbitrations, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. We make provisions for liabilities when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Such provisions are reviewed at least quarterly and adjusted to reflect the impact of settlement negotiations, judicial and administrative rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of our operations for that period and on our cash flows and liquidity.

On August 7, 2023, we filed a complaint in the United States District Court for the Northern District of California against Lilly alleging, among other claims, breach of contract and breach of implied covenant of good faith and fair dealing, in connection with our collaboration with Lilly.

We have recorded no liability for any litigation matters in our Consolidated Balance Sheets at either December 31, 2023 or December 31, 2022.

Indemnification Obligations

During the course of our normal operating activities, we have agreed to certain contingent indemnification obligations as further described below. The term of our indemnification obligations is generally perpetual. There is generally no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. To date, we have not incurred significant costs to defend lawsuits or settle claims based on our indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities. Because the aggregate amount of any of these potential indemnification obligations is not a stated amount, we cannot reasonably estimate the overall maximum amount of any such obligations. We have recorded no liabilities for these obligations in our Consolidated Balance Sheets at either December 31, 2023 or December 31, 2022.

Indemnifications in Connection with Commercial Agreements

As part of our collaboration agreements with our partners related to the license, development, manufacture and supply of drugs and PEGylation materials based on our proprietary technologies and drug candidates, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability (with respect to our activities) and infringement of intellectual property to the extent the intellectual property is developed by us and licensed to our partners. The term of these indemnification obligations is generally perpetual commencing after execution of the agreement. There is generally no limitation on the potential amount of future payments we could be required to make under these indemnification obligations.

From time to time, we enter into other strategic agreements such as divestitures and financing transactions pursuant to which we are required to make representations and warranties and undertake to perform or comply with certain covenants. For example, we made certain intellectual property representations in connection with our RPI and HCR transactions, however, the time limitation we have to indemnify RPI with respect to any breach of these intellectual property-based representations and warranties has passed. In the event it is determined that we breached certain of the representations and warranties or covenants made by us in any such agreements or certain express indemnification provisions are applicable, we could incur substantial indemnification liabilities depending on the timing, nature, and amount of any such claims.

To date, we have not incurred any costs to defend lawsuits or settle claims related to these indemnification obligations, nor any breaches of representations or warranties or covenants. Because the aggregate amount of any potential indemnification obligation is not a stated amount, we cannot reasonably estimate the overall maximum amount of any such obligations.

Indemnification of Underwriters and Initial Purchasers of our Securities

In connection with our sale of equity we have agreed to defend, indemnify and hold harmless our underwriters or initial purchasers, as applicable, as well as certain related parties from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Director and Officer Indemnifications

As permitted under Delaware law, and as set forth in our Certificate of Incorporation and our Bylaws, we indemnify our directors, executive officers, other officers, employees, and other agents for certain events or occurrences that may arise while in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is unlimited; however, we have insurance policies that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of coverage, the willingness of the insurer to assume coverage, and subject to certain retention, loss limits and other policy provisions, we believe any obligations under this indemnification would not be material, other than retention of up to $5.0 million per incident for merger and acquisition related claims, $5.0 million per incident for securities related claims and $5.0 million per incident for non-securities related claims per our insurance policy. However, no assurances can be given that the covering insurers will not attempt to dispute the validity, applicability, or amount of coverage without expensive litigation against these insurers, in which case we may incur substantial liabilities as a result of these indemnification obligations.

Note 7 — License and Collaboration Agreements

We have entered into various collaboration agreements including license agreements and collaborative research, development and commercialization agreements with various pharmaceutical and biotechnology companies. Under these collaboration arrangements, we are entitled to receive license fees, upfront payments, milestone and other contingent payments, royalties, sales milestone payments, and payments for the manufacture and supply of our proprietary PEGylation materials and/or reimbursement for research and development activities. We generally include our costs of performing these services in research and development expense, except for costs for product sales to our collaboration partners which we include in cost of goods sold. We analyze our agreements to determine whether we should account for the agreements within the scope of ASC 808 *Collaborative Arrangements*, and, if so, we analyze whether we should account for any elements under ASC 606 *Revenue from Contracts with Customers*.

Eli Lilly and Company (Lilly): *Rezpegaldesleukin (previously referred to as NKTR-358)*

On July 23, 2017, we entered into a worldwide license agreement (the Lilly Agreement) with Eli Lilly and Company (Lilly) to co-develop rezpegaldesleukin, a novel immunological drug candidate that we invented, pursuant to which we received an initial payment of $150.0 million and were eligible for up to $250.0 million in additional development and regulatory milestones. The Lilly Agreement provided that, during Phase 1b and Phase 2 development, we shared development costs wherein 75% of the costs were borne by Lilly and 25% of the costs were borne by us.

On February 23, 2023, we announced the topline data from the Phase 2 study (Phase 2 Lupus Study) of rezpegaldesleukin in adult patients with systemic lupus erythematosus (SLE). Although the Phase 2 Lupus Study did not meet its primary endpoint, patients who received the middle dose within the modified intent-to-treat population, defined as all patients who were randomized and received at least one dose of rezpegaldesleukin, demonstrated improvement in SLEDAI-2K score as compared to placebo. Nonetheless, Lilly notified us that it does not intend to advance rezpegaldesleukin into Phase 3 development for SLE.

On April 23, 2023, we received from Lilly a notice of at-will termination of the Lilly Agreement. On April 27, 2023, we announced that we would regain full rights to rezpegaldesleukin from Lilly, and the Lilly Agreement subsequently terminated. Following the return of our rights to develop rezpegaldesleukin, we bear all costs of development. We have initiated a Phase 2b study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis, and we are targeting the initiation of a Phase 2b study of rezpegaldesleukin in patients with alopecia areata by the end of March 2024. We also plan to explore other auto-immune indications for the development of rezpegaldesleukin.

On August 7, 2023, we announced that the interim efficacy data previously generated by Lilly for rezpegaldesleukin that were presented at the EADV conference in September 2022 were incorrectly calculated by Lilly. The erroneous interim data were reported in connection with the Phase 1b study of rezpegaldesleukin in adult patients with atopic dermatitis (Phase 1b AD Study) and the Phase 1b study of rezpegaldesleukin in adult patients with psoriasis. We reported the new and corrected data from the Phase 1b AD and psoriasis studies of rezpegaldesleukin.

On October 13, 2023, we announced final efficacy data from the Phase 1b AD Study at the 2023 EADV conference. The final data from the study demonstrated rezpegaldesleukin resulted in dose-dependent improvements in eczema area and severity index (EASI), validated investigated global assessment (vIGA), body surface area (BSA), and itch numeric rating scale (NRS) over twelve weeks of treatment compared to placebo, which were sustained post-treatment over an additional thirty-six weeks.

Bristol-Myers Squibb (BMS): *Bempegaldesleukin (previously referred to as NKTR-214)*

Effective April 3, 2018, we entered into a Strategic Collaboration Agreement (the BMS Collaboration Agreement) and a Share Purchase Agreement with BMS. Pursuant to the BMS Collaboration Agreement, we and BMS jointly developed bempegaldesleukin in combination with BMS' Opdivo®. The parties share the internal and external development costs for bempegaldesleukin in combination regimens based on each party's relative ownership interest in the compounds included in the regimens. In accordance with the agreement, the parties share development costs for bempegaldesleukin in combination with Opdivo®, 67.5% of costs to BMS and 32.5% to Nektar. The parties also shared costs for the manufacturing and pre-commercial costs of bempegaldesleukin, 35% of the costs to BMS and 65% to Nektar.

Upon the effective date of the BMS Collaboration Agreement in April 2018, BMS paid us a non-refundable upfront cash payment of $1.0 billion and purchased 8,284,600 shares of our common stock pursuant to the Share Purchase Agreement for total additional cash consideration of $850.0 million. In 2020, we received additional non-refundable milestone payments of $50.0 million.

As discussed in Note 1, in April 2022, we announced that BMS and we decided to discontinue all development of bempegaldesleukin in combination with Opdivo®. On September 6, 2023, BMS and we terminated the BMS Collaboration Agreement, and pursuant to the surviving provisions of the BMS Collaboration Agreement, we and BMS continue our efforts to wind down the bempegaldesleukin program, and the cost sharing provisions continue to remain in effect as the parties wind down the studies. On February 12, 2024, we repurchased the 8.3 million shares previously sold to BMS for total cash consideration of $3.0 million.

We determined that the BMS Collaboration Agreement falls within the scope of ASC 808. Based on the cost sharing percentages described above, we recognized BMS' reimbursement of our expenses as a reduction of research and development expense and our reimbursement of BMS' expenses as research and development expense. As discussed in Note 8, beginning in the second quarter of 2022, we began reporting clinical trial, other third-party costs and employee costs for the wind down of the bempegaldesleukin program in restructuring, impairment and costs of terminated program.

Accordingly, during the year ended December 31, 2022, we recorded $45.7 million for the net reimbursement from BMS, of which we recorded $24.9 million as a reduction of research and development expense for the first quarter of 2022, and $20.8 million as a reduction of restructuring, impairment and costs of terminated program for the remaining three quarters of 2022. During the year ended December 31, 2021, we recorded $101.5 million as a reduction of research and development expense for the net reimbursement from BMS. The net reimbursement payable to BMS for the year ended December 31, 2023 was not significant.

SFJ Pharmaceuticals

On February 12, 2021, we entered into a Co-Development Agreement (the SFJ Agreement) with SFJ Pharmaceuticals XII, L.P., a SFJ Pharmaceuticals Group company (SFJ), pursuant to which SFJ would pay up to $150.0 million to support a Phase 2/3 study of bempegaldesleukin in combination with Keytruda® (pembrolizumab) in metastatic or unresectable recurrent squamous cell carcinoma of the head and neck (the SCCHN Clinical Trial). SFJ had primary responsibility for the clinical trial management of the SCCHN Clinical Trial, and we were the sponsor of the SCCHN Clinical Trial. The SFJ Agreement provided for us to pay up to $637.5 million in Success Payments in the event of FDA approval of bempegaldesleukin in up to three indications.

We accounted for the SFJ Agreement as a derivative liability, which we remeasured to fair value at each reporting date. We recorded increases to the liability for non-cash research and development expense as SFJ conducted the SCCHN Clinical Trial and for cash receipts from SFJ to us to support our internal costs of conducting the trial. We presented the gain (loss) from the remeasurement as change in fair value of development derivative liability in our Consolidated Statements of Operations.

At March 31, 2022, due to the negative results of the metastatic melanoma trial and initial discussions with SFJ, we concluded that it was remote that SFJ and we would continue the SCCHN Clinical Trial. Accordingly, the fair value of the development derivative liability was reduced to zero as of March 31, 2022, and we recognized a corresponding gain in change in fair value of development derivative liability. In April 2022, we announced that SFJ and we agreed to discontinue the SCCHN Clinical Trial. Accordingly, SFJ will not be entitled to any Success Payments, and SFJ has the responsibility to wind down the SCCHN Clinical Trial at its sole cost. SFJ has no right to seek reimbursement from us for any costs incurred for the SCCHN Clinical Trial.

The following table presents the change in the derivative liability for the years ended December 31, 2022 and 2021:

| | Fair Value Hierarchy Level | Year Ended December 31, | |
		2022	2021
Fair value as of December 31, 2021 and February 12, 2021 (inception), respectively	3	$ 27,726	$ —
Non-cash research and development expense		4,951	16,703
Cash receipts from SFJ		750	3,000
Change in the fair value of development derivative liability		(33,427)	8,023
Fair value at end of period	3	$ —	$ 27,726

Other

We have other collaboration agreements that have resulted in commercialized products for our collaborations partners. Under these agreements, we may sell our proprietary PEGylation materials for use in these products, and we are entitled to receive royalties based on net sales of these products as well as sales milestones. Additionally, we have a collaboration agreement for a product under development, under which we are entitled to up to a total of $40.0 million of regulatory milestones, as well as royalties based on net sales, if approved, and sales milestones upon achievement of an annual net sales targets. However, given the current phase of development of the product under this collaboration agreement, we cannot estimate the probability or timing of achieving these milestones, and, therefore, have excluded all development milestones from the transaction price for this agreement.

Note 8 — Restructuring, Impairment and Costs of Terminated Program

As discussed in Note 1, because our registrational trials in bempegaldesleukin did not meet their primary endpoints, we decided to discontinue all development of bempegaldesleukin and wind down the clinical trials studying bempegaldesleukin. In April 2022, we announced the 2022 Restructuring Plan pursuant to which we completed an approximate 70% reduction of our workforce during 2022. We also sold our research facility in India in December 2022 and decided to sublease certain of our leased premises in San Francisco, CA, including all of our office leased space in the Third Street Facility and portions of our office and laboratory space in the Mission Bay Facility.

Pursuant to plans approved by our Board in March 2023, we announced the 2023 Restructuring Plan to further reduce our San Francisco-based workforce by approximately 60%, which was substantially completed by June 30, 2023. In addition, under the 2023 Restructuring Plan, we decided to sublease our remaining office and laboratory space in the Mission Bay Facility, which we had not planned to sublease pursuant to the 2022 Restructuring Plan.

In connection with our 2022 and 2023 Restructuring Plans, we report the following costs in restructuring, impairment and costs of terminated program:

- Clinical trial expense, other third-party costs and employee costs for the wind down of the bempegaldesleukin program, net of the reimbursement from BMS, initiated in 2022;
- Severance and related benefit costs pursuant to the 2022 and 2023 Restructuring Plans;
- Non-cash impairment of right-of-use assets and property, plant and equipment; and
- Contract termination and other costs associated with these plans.

Restructuring, impairment and costs of terminated program includes the following (in thousands):

| | Year Ended December 31, | | | |
| | 2023 | | | 2022 |
	2022 Restructuring Plan	2023 Restructuring Plan	Total	2022 Restructuring Plan
Clinical trial expense, other third-party and employee costs for the wind down of the bempegaldesleukin program	$ 5,492	$ —	$ 5,492	$ 31,693
Severance and benefit expense	—	7,885	7,885	30,904
Impairment of right-of-use assets and property, plant and equipment	14,728	20,600	35,328	65,761
Loss (gain) on sale or disposal of other property, plant and equipment, net	—	1,300	1,300	(3,326)
Contract termination and other restructuring costs	1,919	34	1,953	10,898
Restructuring, impairment and costs of terminated program	$ 22,139	$ 29,819	$ 51,958	$ 135,930

Wind Down of the Bempegaldesleukin Program

In prior periods through March 31, 2022, we reported the clinical trial costs, other third-party costs and employee costs related to the bempegaldesleukin program primarily in research and development expense. Beginning in the second quarter of 2022, we began reporting clinical trial, other third-party costs and employee costs for the wind down of the bempegaldesleukin program in restructuring, impairment and costs of terminated program.

The clinical trial expense, other third-party and employee costs for the wind down of the bempegaldesleukin program for the year ended December 31, 2022 includes reductions of $20.8 million, for the net reimbursement from BMS. The net reimbursement payable to BMS for the year ended December 31, 2023 was not significant.

Severance and Benefit Expense

Employees affected by the reduction in force under the 2022 and 2023 Restructuring Plans are entitled to receive severance payments and certain Company funded benefits. The restructuring charges are recorded at fair value.

For the 2022 Restructuring Plan, we recognized severance and benefit expense in full for employees who had no requirements for future service upon approval of the 2022 Restructuring Plan by the Board in April 2022. We recognized severance and benefit expense for employees who were required to render services to receive their severance and benefits ratably over the service period. This service period began on the communication date in April 2022 and was completed for all employees during 2022. We recognized $30.9 million in total severance and benefit expense during 2022 and paid the remaining liability of $3.3 million in January 2023.

For the 2023 Restructuring Plan, we recognized $7.9 million of severance and benefit expense for the year ended December 31, 2023 and paid the final liability of $0.2 million in January 2024. We do not expect to recognize any further severance expense for the 2023 Restructuring Plan.

The following table provides details regarding the severance and benefit expense for the years ended December 31, 2023 and 2022 pursuant to the 2022 and 2023 Restructuring Plans and a reconciliation of the severance and benefits liability for the year ended December 31, 2023 pursuant to the 2022 and 2023 Restructuring Plans, which we report within accrued expenses on our Consolidated Balance Sheets (in thousands):

	2023 Restructuring Plan	2022 Restructuring Plan	Total
Liability balance as of December 31, 2021	$ —	$ —	$ —
Expense recognized during the period	—	30,904	30,904
Payments during the period	—	(27,605)	(27,605)
Liability balance as of December 31, 2022	$ —	$ 3,299	$ 3,299
Expense recognized during the period	7,885	—	7,885
Payments during the period	(7,689)	(3,299)	(10,988)
Liability balance as of December 31, 2023	$ 196	$ —	$ 196

Impairment of Long-Lived Assets

As a result of our 2022 and 2023 Restructuring Plans, we have decided to sublease all of our leased spaces in the Third Street Facility and the Mission Bay Facility. Accordingly, we evaluated each space for impairment when management decided to sublease the respective space and at each reporting date thereafter, as facts and circumstances change. The significant assumptions in our impairment analysis relate to sublease income, including the length of time to enter into a sublease, sublease rental payments, free rent periods, tenant improvement allowances and broker commissions. When available, we use sublease negotiations or agreements, but in the absence of such information, we develop our own subjective estimates based on current real estate trends and market conditions. Accordingly, our estimates are subject to significant risk, and the terms of sublease agreements, if any, and the resulting amount and timing of sublease income, if ever realized, may be materially different than our estimates.

As part of our evaluation of each sublease space, we separately compare the estimated undiscounted sublease income, as described above, for each sublease to the net book value of the related long-term assets, which include right-of-use assets and certain property, plant and equipment, primarily for leasehold improvements (collectively, sublease assets). If such sublease income exceeds the net book value of the sublease assets, we do not record an impairment charge. Otherwise, we record an impairment charge by reducing the net book value of the sublease assets to their estimated fair value, which we determined by discounting the estimated sublease income using the estimated borrowing rate of a market participant subtenant, which has ranged from 6.4% for the three months ended June 30, 2022 to 8.7% for the three months ended September 30, 2023.

We recorded non-cash impairment charges of lease assets pertaining to the 2022 and 2023 Restructuring Plans as follows (in thousands):

	Three-months Ended							
Sublease Spaces	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	Total
Mission Bay Blvd. South	$ 3,000	$ 1,200	$ 361	$ —	$ 7,061	$ 1,467	$ —	$ 13,089
Third St	49,200	—	12,000	—	6,200	—	—	67,400
Total 2022 Restructuring Plan	52,200	1,200	12,361	—	13,261	1,467	—	80,489
Mission Bay Blvd. South - 2023 Restructuring Plan	N/A	N/A	N/A	11,500	—	9,100	—	20,600
Total impairment of lease assets	$ 52,200	$ 1,200	$ 12,361	$ 11,500	$ 13,261	$ 10,567	$ —	$ 101,089

- The non-cash impairment charges for the three months ended June 30, 2022 for our Third St. Facility reflects our initial estimates of sublease income when management first decided to sublease the spaces. As the San Francisco office lease market has continued to deteriorate, we have recognized additional non-cash impairment charges for the Third Street Facility in the three months ended December 31, 2022, and in the three months ended June 30, 2023.
- The non-cash impairment charges for the three months ended June 30, 2022 for Mission Bay Facility reflects our initial estimates of sublease income. As the life sciences lease market has deteriorated during 2023, we recorded additional non-cash impairment charges in the three months ended June 30, 2023 and in the three months ended September 30, 2023.
- The impairment charges under the 2023 Restructuring Plan include $20.6 million for the impairment of the Mission Bay Facility that we decided to sublease in 2023. We recorded an impairment charge of $11.5 million in the three months ended March 31, 2023, based on our initial estimates of sublease income. As the life sciences lease market has deteriorated during 2023, including a significant increase in available sublease space in San Francisco, California, we recorded an additional impairment charge of $9.1 million in the three months ended September 30, 2023 for this space.

The following are reconciliations of the impairment charges we recorded for the years ended December 31, 2023 and 2022, including the net book values of the sublease assets before the impairment and the fair values of the sublease assets. Since we recorded multiple impairment charges for certain spaces as a resulting of worsening lease markets, we present the net book value before the first impairment in such year and the fair value after the second impairment in such year (in thousands):

| | Year Ended December 31, 2022 | | |
	Operating Lease Right-of-Use Assets	Property, Plant and Equipment	Total
Net book value of impaired sublease assets	$ 72,481	$ 16,348	$ 88,829
Less: Fair value of impaired sublease assets — Level 3 of Fair Value Hierarchy	(16,174)	(4,780)	(20,954)
Book value in excess of fair value	56,307	11,568	67,875
Less: Amounts recorded as amortization between June 30, 2022 and December 31, 2022 for Third St. facility	(1,717)	(397)	(2,114)
Total impairment of sublease assets	$ 54,590	$ 11,171	$ 65,761

| | Year Ended December 31, 2023 | | |
	Operating Lease Right-of-Use Assets	Property, Plant and Equipment	Total
Net book value of impaired facilities before write-off	$ 46,292	$ 7,206	$ 53,498
Less: Fair value of impaired facilities — Level 3 of Fair Value Hierarchy	(14,364)	(2,172)	(16,536)
Book value in excess of fair value	31,928	5,034	36,962
Less: Amounts recorded as amortization between March 31, 2023 and September 30, 2023 for Mission Bay facility	(1,371)	(263)	(1,634)
Total impairment of right-of-use assets and property, plant and equipment	$ 30,557	$ 4,771	$ 35,328

(Gain) Loss on Sale or Disposal of Property, Plant and Equipment, Net

In connection with our 2022 Restructuring Plan, we terminated all research and development activities at our owned facility in India, which we sold in December 2022. We also sold excess lab equipment and disposed of software to support the commercialization of bempegaldesleukin. In 2023, we sold additional lab equipment under the 2023 Restructuring Plan. We recorded the gains and losses as follows (in thousands):

| | Year Ended December 31, | |
	2023	2022
Proceeds from sales	$ 1,245	$ 13,196
Net book value of assets	2,545	9,870
Total (gain) loss on sale or disposal of other property, plant and equipment, net	$ 1,300	$ (3,326)

Contract Termination and Other Costs

The following is a reconciliation of the contract termination and other costs for the 2022 Restructuring Plan and the related liability of which we report $3.0 million within accrued expenses and the remaining within other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2023:

	Year Ended December 31, 2023
Liability balance as of December 31, 2021	$ —
Expense recognized during the period	10,898
Payments during the period	(3,188)
Liability balance as of December 31, 2022	7,710
Expense recognized during the period	1,919
Payments during the period	(4,087)
Liability balance as of December 31, 2023	$ 5,542

Note 9 — Impairment of Goodwill

During the three months ended March 31, 2023, our stock price and resulting market capitalization experienced a significant, sustained decline. Accordingly, we assessed our long-lived assets, including our property, plant and equipment, right-of-use assets and goodwill, for impairment.

As part of our long-lived asset impairment analysis, we first assessed which long-lived assets have identifiable cash flows that are largely independent of the cash flows of other groups of assets. We concluded that the sublease assets, for which we have recognized significant impairment charges during 2022 and 2023, including for the three months ended March 31, 2023, are independent of our entity-wide group. See Note 8 for additional information regarding impairment charges that we have recorded for our sublease assets.

We next evaluated our remaining long-lived assets for impairment and performed a recoverability test using the undiscounted cash flows approach. We did not recognize any additional impairment charges on the remaining long-lived assets.

Finally, we measured the fair value of our reporting unit utilizing both income and market approaches for our entity-wide asset impairment analysis. Based on this analysis, we wrote off all of our goodwill, resulting in a non-cash impairment charge of $76.5 million during the three months ended March 31, 2023, which we reported as impairment of goodwill in our Consolidated Statements of Operations for the year ended December 31, 2023. We had previously recognized goodwill primarily from our acquisitions of Shearwater Corp. and Aerogen, Inc. in 2001 and 2005, respectively.

Note 10 — Stock-Based Compensation

2017 Performance Incentive Plan

Our 2017 Performance Incentive Plan (2017 Plan) provides for the issuance of our common stock to members of the Board of Directors, officers or employees, certain consultants and advisors and our subsidiaries. Our 2017 Plan has been amended and restated such that an aggregate 51,200,000 shares have been authorized for issuance as of December 31, 2023, including 12,000,000 shares that were approved on June 8, 2023. Under the 2017 Plan, we may issue stock options, restricted stock, performance stock, stock units, stock appreciation rights and other similar types of awards. When the 2017 Plan was approved on June 14, 2017, any shares of our common stock that were available for issuance under our 2012 Performance Incentive Plan (the 2012 Plan) ceased to be available for future grants. However, options and RSUs granted under the 2012 Plan remained outstanding, and any options or RSUs that were cancelled or forfeited became available for issuance under the 2017 Plan. Shares issued for RSUs, PSUs or any other "full-value award" are counted against the share limit as 1.5 shares for every one share granted in connection with the award.

We have granted non-qualified stock options, RSUs and PSUs to employees, officers, and non-employee directors. For our employees, the requisite service period is generally three to four years for stock options, and three years for RSUs and PSUs. For our directors, the requisite service is generally one year for stock options and RSUs. The maximum term of a stock option is eight years from the date of grant. The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the NASDAQ Stock Market on the date of grant.

Under our Change in Control Plan (the CIC Plan), in the event of a change of control of Nektar and a subsequent termination of employment initiated by us or a successor company other than for Cause (as defined in the CIC Plan) within twelve months following a change of control, our employees are entitled to full acceleration of their unvested equity awards. Our Chief Executive Officer, Senior Vice Presidents and Vice Presidents (including Principal Fellows) are also entitled to full acceleration of unvested equity awards if the termination is initiated by the employee for a Good Reason Resignation (as defined in the CIC Plan) within twelve months following a change of control. Additionally, non-employee directors would also be entitled to full acceleration of vesting of all outstanding stock awards in the event of a change of control transaction.

Employee Stock Purchase Plan

Under the terms of our Employee Stock Purchase Plan (ESPP), employees may purchase shares of our common stock based on a percentage of their compensation subject to certain limits. Shares are purchased at 85% of the lower of the closing price on either the first day or last day of each six-month offering period. An aggregate 3,500,000 shares have been authorized for issuance under our ESPP.

Shares Reserve for Issuance

As of December 31, 2023, shares of common stock reserved for future issuance are as follows (in thousands):

Stock options, RSUs and PSUs outstanding	27,246
Shares available for future grant under the 2017 Performance Incentive Plan	10,101
Shares available for issuance under the employee stock purchase plan	775
Total common stock reserved for issuance	38,122

Stock-Based Compensation Expense

We recognize total stock-based compensation expense in our Consolidated Statements of Operations as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of goods sold	$ 3,177	$ 2,824	$ 2,779
Research and development	13,890	27,727	54,821
General and administrative	16,321	24,488	37,074
Restructuring, impairment and costs of terminated program	—	2,281	—
Total stock-based compensation	$ 33,388	$ 57,320	$ 94,674

Stock-based compensation expense resulting from PSUs and our ESPP was not significant in the years ended December 31, 2023, 2022, and 2021.

As of December 31, 2023, total unrecognized compensation costs of $33.1 million related to unvested stock-based compensation awards are expected to be recognized as expense over a weighted-average period of 2.3 years.

Black-Scholes Assumptions

The following table lists the Black-Scholes option-pricing model assumptions used to calculate the fair value of employee and director stock options, as well as the resulting grant-date fair value:

	Year Ended December 31,		
	2023	2022	2021
Average risk-free interest rate	4.0%	2.9%	1.2%
Dividend yield	0.0%	0.0%	0.0%
Average volatility factor	88.4%	77.9%	63.8%
Weighted-average expected life	5.1 years	5.6 years	5.5 years
Weighted-average grant-date fair value of options granted	$ 0.37	$ 3.18	$ 8.07

The average risk-free interest rate is based on the U.S. treasury yield curve in effect at the time of grant for periods commensurate with the expected life of the stock-based award. We have never paid dividends, nor do we expect to pay dividends in the foreseeable future; therefore, we used a dividend yield of zero. Our estimate of expected volatility is based on the daily historical trading data of our common stock at the time of grant over a historical period commensurate with the expected life of the stock-based award. We estimated the weighted-average expected life based on the contractual and vesting terms of the stock options, as well as historical cancellation and exercise data.

Summary of Stock Option Activity

The table below presents a summary of stock option activity under our equity incentive plans (in thousands, except for price per share and contractual life information):

	Number of Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2022	14,088	$	16.40		
Options granted	11,854		0.51		
Options exercised	—		—		
Options forfeited & canceled	(2,926)		16.07		
Outstanding at December 31, 2023	23,016	$	8.26	6.42	$ —
Exercisable at December 31, 2023	6,425		22.99	3.68	$ —

(1)   Aggregate intrinsic value represents the difference between the exercise price of the option and the closing market price of our common stock on December 31, 2023.

The intrinsic value of options exercised during the years ended December 31, 2022 and 2023 was not significant and totaled $17.3 million during the year ended December 31, 2021.

Summary of RSU Activity

A summary of RSU award activity is as follows (in thousands except for per share amounts):

	Units Issued	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2022	9,312	$ 6.81
Granted	126	1.10
Vested and released	(2,759)	7.93
Forfeited and canceled	(2,449)	6.11
Unvested at December 31, 2023	4,230	$ 6.14

The weighted-average grant-date fair values of RSUs granted during the years ended December 31, 2023, 2022 and 2021 were $1.10, $4.14 and $14.68, respectively. The fair value of RSU's that vested in the years ended December 31, 2023, 2022 and 2021 totaled $3.6 million, $17.5 million and $45.3 million, respectively.

401(k) Retirement Plan

We sponsor a 401(k) retirement plan whereby eligible employees may elect to contribute up to the lesser of 60% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) plan permits us to make matching contributions on behalf of all participants, up to a maximum of $12,000 per participant for the years ended December 31, 2022 and 2023, and up to a maximum of $6,000 per participant for the year ended December 31, 2021. For the years ended December 31, 2023, 2022, and 2021, we recognized $1.5 million, $2.5 million and $3.6 million, respectively, of compensation expense in connection with our 401(k) retirement plan.

Note 11 — Income Taxes

Loss before provision for income taxes includes the following components (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Domestic	$ (274,998)	$ (371,900)	$ (524,440)
Foreign	(1,258)	6,917	1,160
Loss before provision for income taxes	$ (276,256)	$ (364,983)	$ (523,280)

Provision for Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	(43)	(608)	50
Foreign	(17)	1,115	609
Total current income tax expense	(60)	507	659
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(140)	2,708	(102)
Total deferred income tax expense	(140)	2,708	(102)
Provision (benefit) for income taxes	$ (200)	$ 3,215	$ 557

Our income tax provision related to continuing operations differs from the amount computed by applying the statutory income tax rate of 21% to our pretax loss as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Income tax benefit at federal statutory rate	$ (58,013)	$ (76,647)	$ (109,889)
Research credits	(1,192)	(987)	(4,727)
Change in valuation allowance	35,033	51,108	97,914
Expiration of net operating loss carryforwards	312	12,348	286
Stock-based compensation	8,919	15,778	6,627
Non-cash interest expense on liability related to sales of future royalties	5,320	6,071	9,936
Non-cash royalty revenue related to sales of future royalties	(7,838)	(7,112)	(7,891)
Loss on revaluation of liability related to the sale of future royalties	—	—	4,940
Impairment of goodwill	16,065	—	—
Other	1,194	2,656	3,361
Provision (benefit) for income taxes	$ (200)	$ 3,215	$ 557

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We measure deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future. Significant components of our deferred tax assets for federal and state income taxes are as follows (in thousands):

| | December 31, | |
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 574,737	$ 545,508
Research and other credits	144,128	142,198
Net capital loss carryforwards	39,655	38,445
Operating lease liabilities	25,384	28,254
Stock-based compensation	19,447	22,110
Capitalized research and development costs	34,675	24,134
Liability related to the sale of future royalties	6,729	13,424
Other	13,863	13,935
Deferred tax assets before valuation allowance	858,618	828,008
Valuation allowance for deferred tax assets	(854,528)	(816,235)
Total deferred tax assets	4,090	11,773
Deferred tax liabilities:		
Operating lease right-of-use assets	(3,824)	(11,335)
Investment in foreign subsidiary	(521)	(2,451)
Other	(265)	(392)
Total deferred tax liabilities	(4,610)	(14,178)
Net deferred tax assets (liabilities)	$ (520)	$ (2,405)

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of U.S. earnings history and projected future losses, we have fully reserved our net U.S. deferred tax assets with a valuation allowance. The valuation allowance increased by $38.3 million for the year ended December 31, 2023 and increased by $30.5 million for the year ended December 31, 2022.

Our net deferred tax liability position reflects the provision for the withholding taxes associated with the repatriation of accumulated earnings and profits from India.

Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2023, we had a net operating loss carryforward for federal income tax purposes of approximately $2.7 billion, of which $1.3 billion is subject to expiration beginning in 2024 and a total state net operating loss carryforward of approximately $0.7 billion, portions of which will begin to expire in 2027. We have federal tax credits of approximately $126.0 million, which will begin to expire in 2024 and state research credits of approximately $59.9 million which have no expiration date. Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.

Unrecognized tax benefits

We have the following activity relating to unrecognized tax benefits (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Beginning balance	$ 85,845	$ 80,604	$ 78,665
Tax positions related to current year:			
Additions	848	378	2,371
Reductions	—	—	—
Tax positions related to prior years:			
Additions	40,079	5,272	58
Reductions	—	—	(490)
Settlements	—	—	—
Lapses in statute of limitations	(274)	(409)	—
Ending balance	$ 126,498	$ 85,845	$ 80,604

If we are eventually able to recognize our uncertain tax positions, our effective tax rate may be reduced. We currently have a full valuation allowance against our U.S. net deferred tax asset which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. Adjustments to the substantial majority of our uncertain tax positions would result in an adjustment of our net operating loss or tax credit carryforwards rather than resulting in a cash outlay.

We file income tax returns in the U.S., California, Alabama, certain other states and India. As a result of our net operating loss and research credit carryforwards, substantially all of our domestic tax years remain open and subject to examination. We may be subject to examination in India from time to time, but we do not believe that any liability resulting from such an examination would have a material effect on our financial position or results of operations.

Our policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for income taxes in the consolidated statements of operations. During the years ended December 31, 2023, 2022 and 2021, no significant interest or penalties were recognized relating to unrecognized tax benefits. Although it is reasonably possible that certain unrecognized tax benefits could change in the future, we do not anticipate any significant changes over the next twelve months.

Note 12 — Segment Reporting

We operate in one business segment which focuses on applying our technology platforms to develop novel drug candidates. Our business offerings have similar economics and other characteristics, including the nature of products and manufacturing processes, types of customers, distribution methods and regulatory environment. We are comprehensively managed as one business segment by our Chief Executive Officer.

Our revenue is derived primarily from customers in the pharmaceutical and biotechnology industries. Revenue from UCB Pharma, Baxalta / Takeda, AstraZeneca and Pfizer represented 40%, 21%, 11% and 10% of our revenue, respectively, for the year ended December 31, 2023. Revenue from UCB Pharma, Baxalta / Takeda, AstraZeneca and Pfizer represented 37%, 25%, 14% and 11% of our revenue, respectively, for the year ended December 31, 2022. Revenue from BMS, UCB Pharma, Baxalta / Takeda, and AstraZeneca represented 36%, 23%, 16% and 13% of our revenue for the year-ended December 31, 2021.

Revenue by geographic area is based on the headquarters or shipping locations of our partners. The following table sets forth revenue by geographic area (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
United States	$ 11,481	$ 9,841	$ 10,114
Rest of World	78,641	82,214	91,793
Total revenue	$ 90,122	$ 92,055	$ 101,907

At December 31, 2023 and 2022, all of our property, plant and equipment was located in the United States.

Note 13 — Subsequent Events

On March 4, 2024, we entered into a Securities Purchase Agreement with TCG Crossover Fund II, L.P. (TCG) wherein TCG agreed to purchase pre-funded warrants to purchase an aggregate 25,000,000 shares of Nektar's common stock at a price of $1.20 per share for gross proceeds of $30.0 million. The closing of the purchase is expected to occur on or before March 6, 2024.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 (Exchange Act) reports is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon, and as of the date of, this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on our evaluation under the framework described in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

We continuously seek to improve the efficiency and effectiveness of our internal controls. This results in refinements to processes throughout the Company. There was no change in our internal control over financial reporting during the quarter ended December 31, 2023, which was identified in connection with our management's evaluation required by Exchange Act Rules 13a-15(f) and 15d-15(f) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

(a) None.

(b) None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors,* Executive *Officers and Corporate Governance*

Information relating to our executive officers required by this item is set forth in Part I — Item 1 of this report under the caption "Information about our Executive Officers" and is incorporated herein by reference. The other information required by this Item is incorporated by reference from the definitive proxy statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A (Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Form 10-K under the captions "Corporate Governance and Board of Directors," "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Information regarding our audit committee financial expert will be set forth in the Proxy Statement under the caption "Audit Committee," which information is incorporated herein by reference.

We have a Code of Business Conduct and Ethics applicable to all employees, including the principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is posted on our website at www.nektar.com. Amendments to, and waivers from, the Code of Business Conduct and Ethics that apply to any of these officers, or persons performing similar functions, and that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

As permitted by SEC Rule 10b5-1, certain of our executive officers, directors and other employees have or may set up a predefined, structured stock trading program with their broker to sell our stock. The stock trading program allows a broker acting on behalf of the executive officer, director or other employee to trade our stock during blackout periods or while such executive officer, director or other employee may be aware of material, nonpublic information, if the trade is performed according to a pre-existing contract, instruction or plan that was established with the broker when such executive officer, director or employee was not aware of any material, nonpublic information. Executive officers and directors can only sell our stock in accordance with our securities trading policy and pursuant to a stock trading program set up under Rule 10b5-1 (wherein "exercise and hold" and stock purchases are exempted, and sales outside such a program can proceed upon approval of the Nominating and Corporate Governance Committee of our Board of Directors. Employees who are not executive officers may trade our stock outside of the stock trading programs set up under Rule 10b5-1 subject to our securities trading policy.

Item 11. *Executive Compensation*

The information required by this Item is included in the Proxy Statement and incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is included in the Proxy Statement and incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item is included in the Proxy Statement and incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is included in the Proxy Statement and incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this report:

(1)   Consolidated Financial Statements:

The following financial statements are filed as part of this Annual Report on Form 10-K under Item 8 "Financial Statements and Supplementary Data."

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	54
Consolidated Balance Sheets at December 31, 2023 and 2022	57
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2023	58
Consolidated Statements of Comprehensive Loss for each of the three years in the period ended December 31, 2023	59
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2023	60
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2023	61
Notes to Consolidated Financial Statements	62

(2)   *Financial Statement Schedules:*

All financial statement schedules have been omitted because they are not applicable, or the information required is presented in our consolidated financial statements and notes thereto under Item 8 of this Annual Report on Form 10-K.

(3)   *Exhibits.*

Except as so indicated in Exhibit 32.1, the following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Exhibit Number	Description of Documents
3.1(2)	Certificate of Incorporation of Inhale Therapeutic Systems (Delaware), Inc.
3.2(3)	Certificate of Amendment of the Amended Certificate of Incorporation of Inhale Therapeutic Systems, Inc.
3.3(4)	Certificate of Ownership and Merger of Nektar Therapeutics.
3.4(5)	Certificate of Ownership and Merger of Nektar Therapeutics AL, Corporation with and into Nektar Therapeutics.
3.5(6)	Amended and Restated Bylaws of Nektar Therapeutics.
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5.
4.2(4)	Specimen Common Stock certificate.
4.3(7)	Indenture dated October 5, 2015 by and between Nektar Therapeutics and Wilmington Trust, National Association, and TC Lending, LLC including the form of 7.75% Senior Secured Note due 2020.
4.4(28)	Description of Securities.
10.1(8)	Discretionary Incentive Compensation Policy++
10.2(8)	Amended and Restated Change of Control Severance Benefit Plan.++
10.3(9)	2012 Performance Incentive Plan.++
10.4(10)	Forms of Stock Option Agreement, Performance Stock Option Agreement, Restricted Stock Unit Agreement and Performance Restricted Stock Unit Agreement under the 2012 Performance Incentive Plan.++

Exhibit Number	Description of Documents
10.5(11)	Nektar Therapeutics Amended and Restated 2017 Performance Incentive Plan, as amended.++
10.6(12)	Forms of Stock Option Agreement, Performance Stock Option Agreement, Non-Employee Director Stock Option Agreement, Restricted Stock Unit Agreement, Performance Restricted Stock Unit Agreement, and Non-Employee Director Restricted Stock Unit Agreement under the Amended and Restated 2017 Performance Incentive Plan.++
10.7(13)	Employee Stock Purchase Plan, as amended and restated.++
10.8(14)	Amended and Restated Compensation Plan for Non-Employee Directors.++
10.9(15)	401(k) Retirement Plan.++
10.10(16)	Form of Severance Letter for executive officers of the company.++
10.11(1)	Amended and Restated Letter Agreement, executed effective on December 1, 2008, with Howard W. Robin.++
10.12(1)	Amended and Restated Letter Agreement, executed effective on December 1, 2008, with John Nicholson.++
10.13(17)	Letter Agreement, executed effective on December 10, 2009, with Stephen K. Doberstein, Ph.D.++
10.14(28)	Transition, Separation and General Release Agreement, dated as of January 9, 2020, by and between Stephen K. Doberstein and Nektar Therapeutics. ++
10.15(19)	Separation, Consulting and General Release Agreement effective as of October 15, 2019, by and between Nektar Therapeutics and John Nicholson.++
10.16(28)	Employment Agreement effective as of December 4, 2019, by and between Nektar Therapeutics and John Northcott.++
10.17(16)	Amended and Restated Built-to-Suit Lease between Nektar Therapeutics and BMR-201 Industrial Road LLC, dated August 17, 2004, as amended on January 11, 2005 and July 19, 2007.
10.18(18)	Lease Agreement dated August 4, 2017, as amended by the First Amendment to Lease dated as of August 29, 2017, by and between ARE-San Francisco No. 19, LLC and Nektar Therapeutics.
10.19(20)	Settlement Agreement and General Release, dated June 30, 2006, by and between The Board of Trustees of the University of Alabama, The University of Alabama in Huntsville, Nektar Therapeutics AL, Corporation (a wholly-owned subsidiary of Nektar Therapeutics), Nektar Therapeutics and J. Milton Harris.
10.20(1)	Exclusive Research, Development, License and Manufacturing and Supply Agreement, by and among Nektar AL Corporation, Baxter Healthcare SA, and Baxter Healthcare Corporation, dated September 26, 2005, as amended.+
10.21(1)	Exclusive License Agreement, dated December 31, 2008, between Nektar Therapeutics, a Delaware corporation, and Novartis Pharma AG, a Swiss corporation.+
10.22(17)	Supply, Dedicated Suite and Manufacturing Guarantee Agreement, dated October 29, 2010, by and among Nektar Therapeutics, Amgen Inc. and Amgen Manufacturing, Limited.+
10.23(21)	License Agreement by and between AstraZeneca AB and Nektar Therapeutics, dated September 20, 2009.+
10.24(22)	Collaboration and License Agreement dated as of May 30, 2016, by and between Daiichi Sankyo Europe GmbH and Nektar Therapeutics.

Exhibit Number	Description of Documents
10.25(18)	License Agreement effective as of August 23, 2017, by and between Eli Lilly and Company and Nektar Therapeutics.
10.26(7)	Purchase Agreement dated September 30, 2015 by and among Nektar Therapeutics and TC Lending, LLC and TAO Fund, LLC.
10.27(7)	Pledge and Security Agreement dated October 5, 2015 by and among Nektar Therapeutics and TC Lending, LLC.
10.28(23)	Purchase and Sale Agreement, dated as of February 24, 2012, between Nektar Therapeutics and RPI Finance Trust.+
10.29(24)	Amendment No. 1 to License Agreement dated effective as of August 8, 2013, by and between Nektar Therapeutics and AstraZeneca AB.+
10.30(25)	Investor Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.31(25)	Strategic Collaboration Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.32(29)	Co-Development Agreement, dated as of February 12, 2021, by and between SFJ Pharmaceuticals XII, L.P. and Nektar Therapeutics.+
10.33(28)	Amendment No. 1 to Strategic Collaboration Agreement dated as of January 9, 2020, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.34(26)	Share Purchase Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.
10.35(27)	Office Lease, effective as of May 31, 2018, by and between Kilroy Realty Finance Partnership, L.P., and Nektar Therapeutics.
10.36(29)	Purchase and Sale Agreement, dated December 16, 2020, by and between entities managed by Healthcare Royalty Management, LLC and Nektar Therapeutics.+
10.37(30)	Amendment No. 2 to Strategic Collaboration Agreement dated as of January 12, 2022, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.38(31)	Employment Transition, Separation and Consultation Agreement, dated as of June 29, 2022, by and between Nektar Therapeutics and John Northcott.++
10.39(32)	Consulting Agreement between Nektar Therapeutics and FLG Partners, LLC dated April, 2023++
10.40(33)	Employment Separation and Release Agreement effective as of June 19, 2023 by and between Nektar Therapeutics and Jillian B. Thomsen.++
10.41(34)	Letter Agreement dated as of September 6, 2023 by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
21.1(35)	Subsidiaries of Nektar Therapeutics.
23.1(35)	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (reference is made to the signature page).
31.1(35)	Certification of Nektar Therapeutics' principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a).

Exhibit Number	Description of Documents

31.2(35)   Certification of Nektar Therapeutics' principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a).

32.1*   Section 1350 Certifications.

97   Nektar Therapeutics Compensation Recovery Policy, dated June 8, 2023

101.SCH** Inline XBRL Taxonomy Extension Schema Document.
101.CAL** Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB** Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE** Inline XBRL Taxonomy Extension Presentation Label Linkbase Document.
101.DEF** Inline XBRL Taxonomy Extension Definition Linkbase Document.

104**   Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

+ Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit in accordance with the rules of the Securities and Exchange Commission.
++ Management contract or compensatory plan or arrangement.
* Exhibit 32.1 is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall such exhibit be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act, except as otherwise stated in such filing.
** Inline XBRL information is filed herewith.
(1)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2008.
(2)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(3)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(4)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on January 23, 2003.
(5)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2009.
(6)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on December 16, 2022.
(7)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on October 6, 2015.
(8)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2011.
(9)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on June 17, 2015.
(10)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K filed on December 17, 2015.
(11)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.
(12)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2018.
(13)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.
(14)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the Quarter ended March 31, 2020.
(15)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
(16)   Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(17) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2010.
(18) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.
(19) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.
(20) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(21) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
(22) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.
(23) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.
(24) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.
(25) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.
(26) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K filed on February 14, 2018.
(27) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(28) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2019.
(29) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2020.
(30) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2021.
(31) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
(32) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.
(33) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.
(34) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.
(35) Filed herewith.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2024


NEKTAR THERAPEUTICS

By: /s/ SANDRA GARDINER

Sandra Gardiner
Interim Chief Financial Officer (Principal Financial and Accounting Officer)


POWER OF ATTORNEY

KNOW ALL PERSON BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard W. Robin and Sandra Gardiner and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ HOWARD W. ROBIN **Howard W. Robin**	Chief Executive Officer, President and Director (Principal Executive Officer)	March 5, 2024
/s/ SANDRA GARDINER **Sandra Gardiner**	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2024
/s/ ROBERT B. CHESS **Robert B. Chess**	Director, Chairman of the Board of Directors	March 5, 2024
/s/ JEFFREY R. AJER **Jeffrey R. Ajer**	Director	March 5, 2024
/s/ DIANA M. BRAINARD **Diana M. Brainard**	Director	March 5, 2024
/s/ MYRIAM J. CURET **Myriam J. Curet**	Director	March 5, 2024
/s/ R. SCOTT GREER **R. Scott Greer**	Director	March 5, 2024
/s/ ROY A. WHITFIELD **Roy A. Whitfield**	Director	March 5, 2024